SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SUBSCRIPTION AGREEMENT

Riding Phat LLC
3637 E. Miami Ave.
Phoenix, AZ 85040
Attn: Derrick Mains, President (derrick@phatscooters.com)

Ladies and Gentlemen:

1. <u>Background</u>. The undersigned (the "<u>Subscriber</u>") hereby understands that Riding Phat LLC, an Arizona limited liability company (the "<u>Company</u>"), is conducting an offering (the "<u>Offering</u>") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "<u>Act</u>") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "<u>Form C</u>") and the Offering Statement, which is included therein (the "<u>Offering Statement</u>"). The Company is offering to both accredited and nonaccredited investors up to 2,845,744 units of its Series Seed Units, each a "<u>Unit</u>" and, collectively, the "<u>Units</u>") at a purchase price of $0.3760 per Unit. The minimum amount or target amount to be raised in the Offering $150,000.31 (the "<u>Target Offering Amount</u>") and the maximum amount to be raised in the offering is $1,070,000.74 (the "<u>Maximum Offering Amount</u>"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "<u>Portal</u>"). The Portal is registered with the Securities and Exchange Commission (the "<u>SEC</u>"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Subscribers should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at <u>www.wefunder.com</u>.

2. <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided

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by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3.   Closing.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five business days after the Offering Deadline (the "Closing Date").

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. Subscriber understands that the Company may terminate the Offering at any time. Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Subscriber's Representations and Warranties. The Subscriber hereby represents and warrants to, and covenants with, the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber as follows:

(a) Due Organization. The Company: (i) is a limited liability company duly organized and validly existing under the laws of the jurisdiction of its organization; (ii) has all requisite limited liability company power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify would have a material adverse effect on the financial condition, results of operations, prospects, or business of the Company.

(b) Subsidiaries. The Company has no subsidiaries.

(c) Legal Proceedings. There are no legal or arbitral proceedings or any proceedings by or before any governmental or regulatory authority or agency, now pending or (to the actual knowledge of the Company) threatened against the Company which, if adversely determined, could have a material adverse effect on the consolidated financial condition, results of operations or business of the Company taken as a whole.

(d) No Conflicts. None of the execution and delivery of this Agreement, the consummation of the transactions herein contemplated or the compliance with the terms and provisions hereof will conflict with or result in a breach of, or require any consent under, the Company's articles of formation or the Operating Agreement, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which the Company is a party or by which it is bound or to which it is subject, or constitute a default under any such agreement or instrument, or result in the creation or imposition of any lien upon any of the revenues or assets of the Company pursuant to the terms of any such agreement or instrument.

(e) Authority. The Company has all necessary limited liability company power and authority to execute, deliver and perform its obligations under this Agreement; the execution, delivery and performance by the Company of this Agreement has been duly authorized by all necessary company action on its part.

(f) Consents. No authorizations, approvals or consents of, and no filings or registrations with, any governmental or regulatory authority or agency are necessary for the execution, delivery or performance by the Company of this Agreement or for the issuance of the Units.

7. Transferability. Neither this Agreement, nor any interest of the Subscriber herein, shall be assignable or transferable by the Subscriber in whole or in part, except by operation of law.

8. Joinder to Operating Agreement. Subscriber has received, had the opportunity to review, and understands the Company's Operating Agreement, dated September 2, 2020, as may be amended from time to time (the "Operating Agreement") and all schedules and exhibits thereto, and agrees, acknowledges and consents to the terms and conditions thereof, and, as applicable, to be bound by the terms and conditions thereof. Without limiting the generality of the foregoing, Subscriber

acknowledges and agrees that this joinder shall apply to the Operating Agreement, and all schedules and exhibits thereto, as amended in accordance with the terms of the Operating Agreement.

9.   Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of Subscribers' failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Miscellaneous.

(a)   Notice. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered by facsimile transmission to whom it is to be given, if to the Company, at the address set forth on the first page hereof, if to the Subscriber, at the address provided to the Portal, or such other place as the undersigned from time to time designate in writing. Notice to the estate of any party shall be sufficient if addressed to the party as provided in this Section 10(a). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 10(a) shall be deemed given at the time of receipt thereof.

(b)   Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto, the successors and assigns of the Company, and the permitted successors, assigns, heirs and personal representatives of the Subscriber.

(d)   Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

(e)   Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, notwithstanding any choice of law rules.

(f)   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(g)   Entire Agreement; Oral Modification. This Agreement represents the entire agreement of the parties with respect to the subject matter hereof, and all agreements entered into prior hereto are revoked and superseded by this Agreement, and no representations, warranties, inducements or oral agreements have been made by any of the parties except as expressly set forth herein and therein.

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This Agreement may not be changed, modified or rescinded except in writing, signed by the Company and subscribers holding a majority in interest of the Units, and any attempt at oral modification of this Agreement shall be void and of no effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Riding Phat LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________

SUBSCRIBER:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited
[X] Not Accredited

EXHIBIT A

TO

SUBSCRIPTION AGREEMENT

OPERATING AGREEMENT


WRITTEN CONSENT
IN LIEU OF AN ORGANIZATIONAL MEETING
OF THE MANAGERS AND COMMON MEMBER
OF
RIDING PHAT LLC

as of September 2, 2020


The undersigned, being the Managers and the sole member (the "<u>Member</u>") holding all of the Common Units of Riding Phat LLC, an Arizona limited liability company (the "<u>Company</u>"), hereby waive notice and give their written consents and authorizations to approve the actions set forth in the following resolutions, effective as of the date set forth above, without a meeting as permitted by the Operating Agreement and the Arizona Limited Liability Company Act.

Certificate of Formation

RESOLVED, that the Articles of Organization of the Company, as executed by the organizer and filed with the Arizona Corporation Commission on July 24, 2020, is hereby approved and a copy of the filed Articles shall be placed in the minute book of the Company.

Operating Agreement

RESOLVED, that the limited liability company agreement, as reviewed by the undersigned Managers and Member of the Company, in the form attached hereto as **Exhibit A** (the "<u>Operating Agreement</u>"), is hereby approved in all respects and adopted as the Company's Operating Agreement, a copy of which shall be placed in the minute book of the Company.

Election of Officers

RESOLVED, that the following persons are hereby elected to the offices of the Company set opposite their names below, to hold said offices until their successor(s) are duly elected and qualified:

Peter Johnson	-	Chief Executive Officer
Derrick Mains	-	President

Series Seed Offering

WHEEAS, the Company considers it necessary, appropriate and desirable to offer for sale, and to sell, Series Seed Units of the Company in an offering (the "<u>Offering</u>") intended to be exempt from registration under the Securities Act of 1933 (the "Act"), pursuant to Regulation CF of the Act through the Wefunder crowdfunding portal (the

"Portal"), and pursuant to the terms set forth in that certain Memorandum of Terms for Series Seed Unit Financing dated September 2, 2020 and attached hereto as **Exhibit B** (the "Term Sheet");

WHEREAS, in accordance with the Offering, the Company intends to offer for sale and sell Series Seed Units of the Company in accordance with the requirements of Regulation CF of the Act;

WHEREAS, pursuant to Section 3.05(B) of the Operating Agreement, the Board is authorized to issue up to Three Million (3,000,000) Series Seed Units; it is hereby

RESOLVED, that the form, terms and provisions of a Subscription Agreement to be entered into by and between the Company and certain investors (the "Investors"), providing for the purchase by the Investors of Series Seed Units of the Company on the terms and conditions set forth therein (the "Subscription Agreements"), substantially in the form attached hereto as **Exhibit C**, and providing the disclosures regarding the Company provided through the Portal, be, and the same hereby are, approved, and the Chief Executive Officer and any other officer of the Company (each, a "Proper Officer") be, and each of them acting individually hereby is, authorized and directed in the name and on behalf of the Company, to execute and deliver one or more Subscription Agreements with such modifications, amendments or changes therein as the Proper Officer executing the same may approve, such approval and the approval thereof by the Managers to be conclusively established by such execution and delivery.

RESOLVED FURTHER, that the issuance and sale of Series Seed Units of the Company in the Offering pursuant to the terms and conditions set forth in the Term Sheet, Subscription Agreement(s) and related documents are hereby approved.

Ratification of Past Acts

RESOLVED, that all acts and deeds of any Manager or any other officer or attorney acting on behalf of the Company taken prior to the date hereof to carry out the intent and accomplish the purposes of the foregoing resolutions are hereby approved, adopted, ratified, and confirmed in all respects as the acts and deeds of the Company.

RESOLVED FURTHER, that the Company hereby ratifies, affirms and adopts as acts of the Company, all acts by the organizer for and on behalf of the Company, and that the Company shall take such steps as may be appropriate or necessary to indemnify and hold harmless the organizer from any and all claims arising out of acts by the organizer, performed on behalf of the Company, prior to its organization.

RESOLVED FURTHER, that the undersigned Member of the Company, or any of its authorized assigns, hereby is, authorized and empowered, for and on behalf of the Company, to pay from the Company's funds all charges, costs, and expenses incident to or arising out of the organization of this Company and to reimburse the persons who have made any disbursements therefor.

RESOLVED FURTHER, that the undersigned Member of the Company, or any of its authorized assigns, hereby is authorized to execute and deliver such documents and instruments, and take such other action, as he or she deems necessary or advisable to carry out the purposes of the foregoing resolutions.

This Written Consent is to be filed in the minute book of the Company. The actions taken by this instrument shall be of the same force and effect as if taken at a meeting of the Managers and Member of the Company, duly called and held pursuant to the laws of the State of Arizona. This instrument may be executed in counterparts, by facsimile and by electronic means (i.e., pdf), including without limitation via DocuSign and similar services; each counterpart shall be deemed an original, and all counterparts together shall constitute one and the same instrument.

8666854

IN WITNESS WHEREOF, the undersigned sole Manager and Members have executed this consent as of the date first written above.

Managers:

DocuSigned by:

4624224769C34E1...

____
Peter Johnson

DocuSigned by:

Derrick Mains

A6A227267BBF4F7...

____
Derrick Mains

DocuSigned by:

Alex Panelli

B7AF95725395487...

____
Alex Panelli

Common Member:

PHAT SCOOTERS INC.,
a Delaware corporation

DocuSigned by:

By: ______________________________
4624224769C34E1...

Name: Peter Johnson

Its: Chief Executive Officer

8666854

EXHIBIT A

Operating Agreement

(see attached)

OPERATING AGREEMENT

OF

RIDING PHAT LLC

(an Arizona limited liability company)

OPERATING AGREEMENT

OF

RIDING PHAT LLC
(an Arizona limited liability company)

This Operating Agreement of **Riding Phat LLC**, an Arizona limited liability company (the "Company"), is made and entered into as of the 2nd day of September, 2020, by and among (i) the persons listed on Exhibit A and executing this Agreement as the Managers of the Company, (ii) each of the persons or entities listed on Exhibit A and executing this Agreement as Members of the Company, and (iii) each of the persons or entities thereafter listed on Exhibit A as Members and who agree in writing to be bound by this Agreement as Members.

The Company was formed on July 24, 2020, as a member-managed limited liability company, and, on August 31st, 2020, converted to a manager-managed limited liability company pursuant to the Act by the filing of the Articles of Organization (such Articles of Organization, as amended from time to time in accordance with the Act, the "Articles") with the Arizona Corporation Commission (the "ACC").

Now, therefore, the Managers and Members agree as follows:

ARTICLE I

DEFINITIONS

1.01 **General Definitions**. The following capitalized words and phrases used in this Agreement shall have the following meanings:

    (A) **Act** means the Arizona Limited Liability Company Act, as set forth in Title 29, Chapter 7, Arizona Revised Statutes, as amended from time to time (or any corresponding provisions of succeeding law). References to a specific section of the Act shall be deemed to refer to that section of the Act on the Effective Date.

    (B) **Adjustment Amount** is defined in Section 5.03.

    (C) **Adjustment Event** is defined in Section 5.03.

    (D) **Affiliate** means with respect to any Person, (i) any other Person who, directly or indirectly, controls, is controlled by or is under common control with such Person; or (ii) a family member of such Person. As used herein, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether by contract or otherwise; the term "family member" means such Person's spouse, lineal ancestors or descendants (by birth or adoption), siblings, and trusts solely for the benefit of such Person or any of the foregoing.

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(E) **Agreement** means this Second Amended and Restated Operating Agreement, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement.

(F) **Agreement of Admission** or **Admission Agreement** is defined in Section 7.09(E), and includes without limitation a subscription agreement accepted by the Company in connection with an offering of Units approved by the Board of Management.

(G) **Assumption Agreement** means any agreement among the Company, any of the Managers or Members, and any Person to whom the Company is indebted pursuant to a loan agreement, any seller financing with respect to an installment sale, a reimbursement agreement, or any other arrangement (collectively referred to as a "loan" for purposes of this Agreement) pursuant to which any Manager or Member expressly assumes any personal liability with respect to such loan.

(H) **Award Agreement** is defined in Section 6.07.

(I) **Board of Management** or **Board of Managers** or **Board** means the board of management comprised of the Managers of the Company.

(J) **Capital Contribution** means, with respect to any Unit Holder, the amount of cash and the fair market value of any other Property contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company with respect to the Units held by such Unit Holder, net of liabilities secured by the contributed Property or otherwise assumed by the Company in connection with such contribution that the Company is considered to assume or take subject to under Section 752 of the Code, all as expressly set forth in Exhibit A or an Agreement of Admission or as otherwise expressly so designated in a written agreement between the Unit Holder and the Company.

(K) **Cause** means that an employee or consultant shall have, in the good faith judgment of the Board of Management: (i) committed a criminal act or engaged in one or more acts of fraud, dishonesty, embezzlement, breach of trust, or gross misconduct; (ii) violated the Company's rules, policies, or regulations, and failed to cure such violation within ten (10) days written notice of such violation; (iii) failed to follow the directions of the Board of Management, and failed to cure such failure within ten (10) days written notice of such failure; (iv) been impaired by or under the influence of alcohol, or used, possessed, or been impaired by or under the influence of illegal drugs, or controlled substances, on Company property or while working for or representing the Company; or (v) breached any covenant or obligation under this Agreement or other agreement with the Company, and failed to cure such breach within ten (10) days written notice of such breach.

(L) **Change in Control** means:

(1) any transaction or series of transactions whereby any Person becomes the beneficial owner, directly or indirectly, of Membership Rights of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding Membership Rights through one or more direct Transfers, or through any of the following: (a) any merger, consolidation, or

8654410

liquidation of the Company in which the Company is not the continuing or surviving entity or pursuant to which Membership Rights would be converted into cash, securities, or other property, other than (i) a merger or consolidation with a wholly owned subsidiary, (ii) a reorganization of the Company in a different jurisdiction, or (iii) other transaction in which there is no substantial change in the Holders of Membership Rights of the Company or (b) any merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not Holders of Membership Rights of the Company immediately prior to such merger, consolidation or other reorganization, including a Conversion; or

(2)   the sale, transfer, or other disposition of all or substantially all of the assets of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of organization of the Company, to convert the Company from a limited liability company to a corporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's Membership Rights immediately before such transaction.

(M)   **Common Member** is defined in Section 1.01(DD).

(N)   **Common Units** are defined in Section 1.01(WW).

(O)   **Company** means the limited liability company operated pursuant to this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

(P)   **Company Property** means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property and services.

(Q)   **Conversion** is defined in Section 8.08.

(R)   **Covered Person** means (i) any Manager, Member or officer of the Company, and (ii) to the extent provided by resolution of the Board of Management, any other employee or agent of the Company or any of its Affiliates.

(S)   **Down Payment Date** is defined in Section 7.04.

(T)   **Determination of Value** means the date that the Value Upon Hypothetical Dissolution is actually determined by the Board of Managers for the purpose for which it is being determined.

(U)   **Electronic Consent** means consent evidenced by telegram, cablegram, facsimile, email or other electronic transmission.

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(V) **Effective Date** means September 2nd, 2020. Any provision in this Agreement to the contrary notwithstanding: (i) all adjustments to or to determine Capital Account, Profit, Loss, Contributions, Distributions and items that affect them shall only be taken into account for the period beginning on the Effective Date; and (ii) the relative Capital Accounts of the Members as of the Effective Date shall be as set forth on Exhibit A to this Agreement.

(W) **Event of Dissociation** means (i) with respect to an Incentive Member, (1) the termination of the Incentive Member's employment, consulting or other relationship with the Company for any reason whatsoever (whether such termination is voluntary or involuntary, with or without Cause, or (2) as a result of the death or disability of the Incentive Member) and (ii) with respect to all Members or Unit Holders, an event or circumstance enumerated in Section 29-3602 of the Act; provided, however, that following an Event of Dissociation described in Section 29-3602 (10) of the Act the Member shall remain a Member until it ceases to exist as a legal entity.

(X) **Fiscal Year** is defined in Section 6.11.

(Y) **Incentive Member** is defined in Section 1.01(DD).

(Z) **Incentive Units** are defined in Section 1.01(WW).

(AA) **Initial Payment Date** is defined in Section 9.14.

(BB) **Major Decision** is defined in Section 6.05(B)(1).

(CC) **Manager** means any Person who (i) is referred to as such in the attached Exhibit A of this Agreement or has become a Manager pursuant to the terms of this Agreement, and (ii) has not ceased to be a Manager pursuant to the terms of this Agreement. Each Manager shall be a member of the Board of Management. "Managers" means all such Persons, even if there is only one.

(1) All references in this Agreement to a majority or a specified percentage of Managers, or to consent, approval or an action by the Board of Management or Board of Managers without specification of a percentage, shall mean more than fifty percent (50%) or such specified percentage, respectively, of all Managers.

(2) The Members hereby ratify and appoint Peter Johnson, Derrick Mains and Alex Panelli as the Managers as of the Effective Date, with authority to sign any and all documents and instruments on behalf of the Company. Any person dealing with the Company may rely upon the latest filed Articles of Organization as designating the current Manager or Managers.

(DD) **Member** means any Person who (i) is designated as an "Incentive Member," "Common Member," or "Series Seed Member" in the attached Exhibit A to this Agreement and has executed this Agreement as such, or (ii) has been admitted as an "Additional Member" pursuant to the terms of Section 7.09 of this Agreement as an

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Incentive Member, Common Member or Series Seed Member. "Members" means all such Persons, even if there is only one.

>   **(1)** All references in this Agreement to a majority, a majority in interest, or a specified percentage of all Members or of one or more designated series, or to consent, approval or action by the Members without specification of a percentage, shall mean Voting Members holding more than fifty percent (50%) or such specified percentage, respectively, of the Units then held by all Voting Members or in the designated series, as applicable. Such references shall not mean, and such calculations shall not take into account, any Members who are not Voting Members.

>   **(2)** Except as otherwise expressly designated in this Agreement, the Voting Members shall vote together as one class on any matters on which the Members are entitled to vote.

>   **(EE)** **Member Loan** means a loan to the Company by a Member which is approved in writing by the Board of Management.

>   **(FF)** **Membership Rights** means all legal and beneficial ownership interests in, and rights and duties as a Member of, the Company, including, without limitation, the right to share in net income and net losses, the right to receive distributions of cash and other property from the Company, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from the Company, and such Member's Capital Account, and, with respect to all Series other than Incentive Members, the right to vote.

>   **(GG)** **Net Cash From Operations** means the gross cash proceeds from Company operations (including sales and dispositions of Property in the ordinary course of business), less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined in the sole discretion of the Board of Management. Net Cash From Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reduction of reserves previously established.

>   **(HH)** **Net Cash From Sales** means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancing of Property or the sale of the Company, less any portion thereof used to pay expenses of such transactions and establish reserves, if any, all as determined in the sole discretion of the Board of Management. Net Cash From Sales shall include all principal and interest payments with respect to any note or other obligation received by the Company in connection with sales and other dispositions (other than in the ordinary course of business) of Property.

>   **(II)** **New Units** means any Units, or any securities convertible into or exchangeable for Units, issued by the Company following the date hereof, other than (i) Units issued upon the conversion of any debenture, warrant, option, or other convertible security; (ii) Units issuable upon a Unit split, Unit dividend, or any subdivision of shares

of Units; (iii) Incentive Units (or options to purchase such Incentive Units) issued or issuable pursuant to Section 6.07; and (iv) Units issued or issuable to banks or equipment lessors pursuant to equipment lease financing arrangements, credit agreements, debt financings, license or distribution arrangements, or other commercial transactions approved by the Board of Management not for the principal purpose of raising financing for the Company.

(JJ) **Option** means the right to purchase Units at a fixed price upon terms and conditions set forth in an equity incentive plan and an award agreement associated therewith, each as approved by the Managers.

(KK) **Permitted Transfer** shall mean a Transfer authorized by Section 7.02.

(LL) **Person** means any individual, partnership, limited liability company, corporation, trust, or other entity.

(MM) **Preference Amount** is defined in Section 5.03.

(NN) **Prime Rate** means the annual base rate of interest published in the Wall Street Journal (Western Edition) from time to time as the "prime rate" (or such other similar publication as the Board of Management may choose if the Wall Street Journal (Western Edition) ceases to publish the "prime rate"). As used herein, the Prime Rate shall be adjusted monthly on the first day of each month in conformity with the above-described "prime rate" then in effect.

(OO) **Profits Interest** and **Profits Interest Unit** are defined in Section 3.05(D).

(PP) **Prohibited Transfer** shall mean any Transfer that is not a Permitted Transfer.

(QQ) **Property** means Company Property.

(RR) **Public Vehicle** is defined in Section 8.08.

(SS) **Series Seed Member** is defined in Section 1.01(DD).

(TT) **Series Seed Units** are defined in Section 1.01(WW).

(UU) **Termination** with respect to a Member or Unit Holder shall mean the occurrence of an Event of Dissociation.

(VV) **Transfer** means, as a noun, any voluntary or involuntary transfer, sale, assignment, pledge, hypothecation, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, assign, pledge, hypothecate, or otherwise dispose of. For purposes of this Agreement, a Transfer of a majority interest in a Member or Unit Holder shall be deemed to be a Transfer of such Member's or Unit Holder's Interest.

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(WW) <u>Unit</u> means an undivided ownership interest in the Company, including any and all rights and benefits to which the holder of such a Unit may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

(1) "<u>Incentive Units</u>" means those Units designated by the Board as Incentive Units at the time of their original issuance.

(2) "<u>Common Units</u>" means those Units designated by the Board as Common Units at the time of their original issuance.

(3) "<u>Series Seed Units</u>" means those Units designated by the Board as Series Seed Units at the time of their original issuance.

(4) The initial number of authorized Incentive Units and Common Units are set forth in Section 3.05 of this Agreement. Incentive Units, Common Units and other Units hereafter designated by the Board of Management and issued by the Company are referred to collectively as "Units."

(XX) <u>Unit Holder</u> means any Person who holds a Unit, regardless of whether such Person has been admitted to the Company as a Member. "<u>Unit Holders</u>" means all such Persons. Unit Holders shall have no rights under this Agreement except as expressly provided herein.

(1) "<u>Incentive Unit Holder</u>" means any Unit Holder to the extent such Holder holds Incentive Units.

(2) "<u>Common Unit Holder</u>" means any Unit Holder to the extent such Holder holds Common Units.

(3) "<u>Series Seed Unit Holder</u>" means any Unit Holder to the extent such Holder holds Series Seed Units.

(4) In the event a Person holds more than one series of Units, such Person shall be deemed an Incentive Unit Holder with respect to his, her or its Incentive Units, and shall be deemed a Common Unit Holder with respect to his, her or its Common Units and shall be deemed a Series Seed Unit Holders with respect to his, her or its Series Seed Units.

(YY) **Unvested Profits Interest Unit** means a Profits Interest Unit that is not a Vested Profits Interest Unit.

(ZZ) **Value Upon Hypothetical Dissolution** means the estimated amount of the distributions, if any, that the Unit Holder would be entitled to receive pursuant to Section 8.03(B) if the Company were assumed (hypothetically) to have sold all of its Property in a taxable disposition for its fair market value as determined by the Board of Managers in its discretion acting in good faith, all outstanding Options and Warrants had been exercised by the holders thereof, and then the Company liquidated and dissolved

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immediately prior to any date the Value Upon Hypothetical Dissolution is determined. The determination of the Value Upon Hypothetical Dissolution as provided herein shall be final and binding and shall not be subject to challenge by any Unit Holder.

(AAA) <u>**Vested Profits Interest Unit**</u> means a Profits Interest Unit that has become vested under the terms set forth in the applicable Award Agreement pursuant to which such Profits Interest Unit was issued.

(BBB) <u>**Voting Member**</u> means each Common Member and each Series Seed Member. Incentive Members are not Voting Members.

(CCC) <u>**Voting Units**</u> means Units designated by the Board of Management upon issuance as having voting rights. As of the Effective Date, Common Units and Series Seed Units are Voting Units. Incentive Units are not Voting Units.

(DDD) <u>**Warrant**</u> means the right to purchase Units at a fixed price upon terms and conditions set forth in the Warrant.

1.02 <u>**Additional Definitions**</u>. In addition, all capitalized words and phrases used in this Agreement that are defined in <u>Exhibit C</u> or elsewhere in this Agreement shall have the meanings ascribed to them in <u>Exhibit C</u> or elsewhere in this Agreement, as applicable.

ARTICLE II

<u>GENERAL PROVISIONS</u>

2.01 <u>**Formation**</u>. The Company has been formed as an Arizona limited liability company under the Act, and subject to any applicable restrictions set forth in the Act, the business and affairs of the Company, and the relationship of the Members to the Company, shall be operated in accordance with and governed by the terms and conditions set forth in this Agreement.

2.02 <u>**Name**</u>. The name of the Company shall be **Riding Phat LLC**. The business of the Company, however, may be conducted under one or more other names selected by the Board of Management.

2.03 <u>**Office of the Company**</u>. The office of the Company shall be at 3637 E. Miami Ave., Phoenix, AZ 85040, or at such other place or places as the Managers shall from time to time determine.

2.04 <u>**Agent**</u>. The agent of the Company for service of process shall be Osborn Maledon P.A., whose address is 2929 North Central Avenue, 21st Floor, Phoenix, Arizona 85012, or such other qualified Person as the Board of Management shall from time to time select.

2.05 <u>**Term**</u>. The term of the Company commenced on the July 24, 2020 and shall continue until the liquidation of the Company, pursuant to Article VIII, is completed.

2.06   **Character of Business**. The general character of the Company's initial primary business is that of a television production company that produces a show that highlights the fast growth of Phat Scooters.

2.07   **Purposes and Powers**.

    (1)   The primary purposes of the Company shall be to engage in the business described in Section 2.06 above and to transact any and all lawful business for which a limited liability company may be organized under Arizona law.

    (2)   The Company may do all things necessary, advisable or expedient in the Board of Management's opinion and not prohibited by this Agreement or any law, to accomplish the purposes of the Company.

2.08   **Nature of Unit Holders' Interests**. The interests of the Unit Holders in the Company shall be personal property for all purposes. All Company Property owned by the Company, whether real or personal, tangible or intangible, or mixed, shall be deemed to be owned by the Company as an entity, whether titled in the name of the Company or in the name of a Member or other nominee. Individually, no Unit Holder shall have any ownership interest in the Company Property.

2.09   **Filings**. The Managers and Members shall immediately, and from time to time hereafter, as may be required by law, execute all amendments of the Articles of Organization, and do all filing, recording and other acts as may be appropriate to comply with the operation of the Company under the Act.

2.10   **Foreign Qualification**. Prior to the Company's conducting business in any jurisdiction other than Arizona, the Board of Management shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board of Management, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction, to the extent such qualification is required. At the request of the Board of Management, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.11   **Covenant Not to Compete**.

    (A)   **Covenant**. Each of the Incentive Members individually agrees, that, in consideration of the Incentive Units he or she is receiving hereunder, such Incentive Member will not, during the time he or she is an Incentive Member, employee of, or consultant to, the Company and for a period of twelve (12) months thereafter, directly or indirectly:

    (1)   Act in a similar employment capacity for any business enterprise which competes to a substantial degree with the Company in the United States;

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(2) Engage in any activity involving direct competition in the United States with the Company's then existing products and services (or those products and services planned for release, and that have a written plan, by the Company of which such Incentive Member has knowledge);

(3) divert from the Company, on behalf of such Incentive Member or any other Person, any of the customers, service providers or marketing relationships of the Company with whom he or she has had contact during the time he or she is an Incentive Member; or

(4) solicit the employment of any Person employed by the Company or any of its Affiliates on behalf of such Incentive Member or any other Person or otherwise induce any such employee to leave their employment with the Company.

(B) Acknowledgment. Each of the Incentive Members individually acknowledges that (i) he or she is an employee, officer or Manager of, or a consultant to, the Company; (ii) the Incentive Units are being awarded by the Company to provide incentive to certain of its key employees, officers, Managers and consultants in connection with the performance of their duties or obligations to the Company; and (iii) the covenants set forth above (A) are appropriate and reasonable when considered in light of the nature and extent of the Company's business and the Incentive Member's role therein, (B) are not oppressive and contain reasonable limitations as to time, scope, geographical area and activity, (C) do not impose unreasonable restrictions on his or her ability to earn a livelihood or engage in his or her profession and (D) may be enforced by specific performance and other injunctive relief. The Company shall be entitled to recover all costs (including legal fees) incurred in enforcing this Section 2.11.

2.12 **Independent Activities**. Except as otherwise provided in any written agreement between the Company and a Voting Member, each Manager and each Voting Member who is not also an Incentive Member (and therefore bound by Section 2.11 above) may, notwithstanding this Agreement, engage in whatever activities he, she or it chooses, whether the same is competitive with the Company or otherwise, without having or incurring any obligation to offer any interest in such activities to the Company or any Member or other Unit Holder. Neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Voting Member who is not also an Incentive Member from engaging in such activities, or require any Voting Member who is not also an Incentive Member to permit the Company or any other Member or other Unit Holder to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, the Company and each Member hereby waives, relinquishes, and renounces any such right or claim of participation, provided, however, that nothing contained herein shall authorize or permit any Unit Holder to use any confidential information or Property of the Company for any purpose whatsoever other than a Company-purpose.

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ARTICLE III

CONTRIBUTIONS

3.01 **Initial Capital Contributions**. Each Member shall contribute or has contributed to the Company the cash, services, or property, if any, set forth opposite such Member's respective names on the attached Exhibit A, at such times and in such amounts as set forth thereon.

3.02 **Contributions from Additional Members**. Each additional Member admitted to the Company pursuant to Section 7.09 shall contribute to the Company the Capital Contributions, if any, designated by the Board of Management in the Agreement of Admission.

3.03 **Additional Contributions from Members**. No Member shall be obligated to make any additional contribution to the capital of, or otherwise advance any sum to, the Company.

3.04 **Other Contribution Provisions**.

(A) Except as otherwise expressly provided in this Agreement, no Unit Holder shall demand or receive a return of such Unit Holder's Capital Contributions or withdraw from the Company without the consent of the Board of Management and a majority in interest of the Voting Members. Under circumstances requiring a return of any Capital Contributions, no Unit Holder shall have the right to receive any Property other than cash except as may be specifically provided herein.

(B) Except as otherwise expressly provided in this Agreement, no Unit Holder, without the consent of the Board of Management, shall have any right to receive any interest, advance or distribution with respect to such Unit Holder's Capital Contributions or Capital Account.

(C) Except as otherwise expressly provided by this Agreement or by an Assumption Agreement signed by the Manager or Member to be bound thereby, no Manager or Member shall be liable for the debts, liabilities, contracts or any other obligations of the Company. Except as otherwise expressly provided by any written agreements among the Members, or applicable state law, a Member shall be liable only to make such Member's Capital Contributions and shall not be required to lend any funds to the Company or, after such Member's Capital Contributions (as set forth on the attached Exhibit A or in such Member's Agreement of Admission) have been paid, to make any additional contributions to the Company. No Manager or Member shall have any personal liability for the repayment of any Capital Contributions of any Member.

(D) No Member shall be deemed to have made a Capital Contribution by reason of services or efforts expended by such Member, except as expressly designated in Exhibit A or in an Agreement of Admission or otherwise in a written agreement between the Member and the Company.

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(E)   This Agreement is solely and exclusively for the benefit of the Company, the Managers and the Members, and is not intended to confer rights on any third party. Without limiting the generality of the foregoing, no creditor of the Company shall be deemed a third party beneficiary of any obligation of any Manager or Member to contribute capital or make advances to the Company.

3.05   **Units**.

(A)   The Members agree and acknowledge that the Board of Management is authorized to issue up to Six Million (6,000,000) Common Units. As of the Effective Date, Five Million (5,000,000) Common Units have been issued to evidence the Membership Rights of the Common Members.

(B)   The Members agree and acknowledge that the Board of Management is authorized to issue up to Three Million (3,000,000) Series Seed Units. As of the Effective Date, no Series Seed Units have been issued to evidence the Membership Rights of the Series Seed Members.

(C)   The Members agree and acknowledge that the Board of Management is authorized to issue from time to time up to an aggregate of One Million Six Hundred Forty-Eight Thousand Nine Hundred Thirty Six (1,648,936) Incentive Units, subject to adjustment pursuant to the terms of the applicable Award Agreement pursuant to Section 6.07 hereof, setting forth the terms and conditions governing such Incentive Units, as approved by the Board of Management. In addition, the Members agree and acknowledge that in the event any Incentive Units are terminated, then such Incentive Units so terminated shall be available for issuance hereunder and under Section 6.07. As of the Effective Date, no Incentive Units have been issued.

(D)   The Board of Management is authorized to issue Incentive Units, Common Units or Series Seed Units to new or existing Unit Holders in exchange for services rendered to the Company that are intended to qualify as "profits interests" as defined in Revenue Procedure 93-27 Promulgated under the Code (a "Profits Interest"). Such Units ("Profits Interest Units") shall be designated as such by the Board of Management in an Award Agreement or other written agreement with the respective Unit Holder. With respect to each Profits Interest Unit, the Board shall determine whether an adjustment to the Value Upon Hypothetical Dissolution of the Units outstanding immediately prior to the grant of such Profits Interest Unit is necessary to qualify the newly issued Profits Interest Unit as a Profits Interest and shall cause such determination, and any corresponding Adjustment Amount determined pursuant to Section 5.03, to be recorded in the accounting records of the Company. The Board of Managers shall make any additional adjustments deemed appropriate in its sole discretion such that the Profits Interest Units will be considered "profits interests" for U.S. federal income tax purposes. If the Company issues Unvested Profits Interest Units, the Members and the Company agree that each holder of Unvested Profits Interest Units will be treated, for federal income tax purposes, as the owner of his or her respective Unvested Profits Interest Units from the date of grant, and that each holder of Unvested Profits Interest Units will take into account such holder's distributive share of Company income, gain, loss, deduction and credit associated with

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such Unvested Profits Interest Unit in computing his or her income tax liability for the period during which he or she is the owner of the Unvested Profits Interest Units.

(E)   No Units or other interests purporting to confer Membership Rights shall be issued unless they have been authorized for issuance by the Company in accordance with the terms of this Agreement. Any Units issued by the Company shall be further subject to the preemptive rights created under Section 7.12 below.

ARTICLE IV

TAX MATTERS

4.01   **Incorporation of Exhibit C**. Exhibit C attached hereto governs the allocation of profits and losses and other tax matters affecting the Company and is hereby incorporated by reference into this Agreement.

ARTICLE V

DISTRIBUTIONS

5.01   **Tax Distributions**. Notwithstanding Section 5.02, the Company will make distributions to the Unit Holders each year to assist them in the payment of their respective tax obligations. Such distributions will be made to each Unit Holder within 75 days after the end of each Fiscal Year (or such later time as the Board of Managers determines) in an amount which, when combined with the amounts distributed to such Unit Holder pursuant to Article V in that Fiscal Year and all prior Fiscal Years, equals the cumulative net taxable income allocated to such Unit Holder pursuant to Article IV for that Fiscal Year and all prior Fiscal Years (taking into account losses allocated to such Unit Holder in prior Fiscal Years), multiplied by 40.0%; provided, however, that the Company will be required to make the preceding distributions only to the extent that the Board of Management, in its sole and absolute discretion, determines that the Company has sufficient cash available for such distributions. Distributions, if any, made pursuant to this Section 5.01 will be applied before the other distribution provisions of this Agreement, and amounts distributed to a Unit Holder pursuant to this Section 5.01 will be treated as a distribution to such Unit Holder under Section 5.02 and taken into account in determining subsequent distributions pursuant to Section 5.02 and Section 5.03 so that, in the aggregate, all distributions are divided among the Unit Holders in the manner they would be divided under Section 5.02 and Section 5.03 without regard to this Section 5.01. If, upon liquidation of the Company, any Unit Holder has received more distributions by virtue of this Section 5.01 than such Unit Holder otherwise would have been entitled without regard to this Section 5.01, then such Unit Holder will be obligated to contribute to the Company the amount of such excess distributions.

5.02   **Net Cash From Operations**. Except as otherwise provided in Section 5.01 and Article VIII hereof, Net Cash From Operations in excess of the amounts necessary to repay amounts due under outstanding Member Loans, if any, shall be distributed to the extent and when the Board of Management may determine to the Unit Holders pro rata in the ratio of the number of Units held by each at the time of distribution; provided, however, that with respect to any distributions that the Board of Managers determines are reasonably attributable to a prior period, the Board of Managers may specify a different date within such prior period to be used as the date for determining the number of Units held by Unit Holders as of the time of distribution. Notwithstanding the foregoing, Incentive Units shall not be entitled to distributions of Net Cash From Operations (except as provided in Section 5.01 and Article VIII), unless and until all other Unit Holders have received aggregate distributions pursuant to this Section 5.02 equal to their respective Preference Amounts and until such time, distributions pursuant to this Section 5.02 shall be made to Unit Holders other than Incentive Unit Holders pro rata in the ratio of their respective Preference Amounts.

5.03 **Net Cash From Sales**. Except as otherwise provided in Section 5.01 and Article VIII hereof, Net Cash From Sales in excess of the amounts necessary to repay outstanding Member Loans, if any, shall be distributed to the extent and at such times as the Board of Management may determine, in the following order and priority:

(A) First, to the Series Seed Unit Holders, if any, pro rata in the ratio of their Preference Amounts, until the amount distributed to each Series Seed Unit Holder pursuant to this Section 5.03(A) and Section 5.02 is equal to such Series Seed Unit Holder's Preference Amount;

(B) Second, to the Common Unit Holders, pro rata in the ratio of their Preference Amounts, until the amount distributed to each Common Unit Holder pursuant to this Section 5.03(B) and Section 5.02 is equal to such Common Unit Holder's Preference Amount;

(C) Third, with respect to each Adjustment Event in successive order, beginning with the earliest Adjustment Event, to the Unit Holders, pro rata in the ratio of their Adjustment Amounts relating to such Adjustment Event, until the amount distributed to each Holder pursuant to this Section 5.03(C) and Section 5.02 is equal to such Unit Holder's Adjustment Amount for the corresponding Adjustment Event;

(D) The balance, if any, to the Unit Holders pro rata in the ratio of the number of Units held by each.

The capitalized words and phrases used in this Section 5.03 shall have the following meanings:

(I) **Adjustment Amount** means, with respect to any Unit Holder, the Value Upon Hypothetical Dissolution of the Unit Holder's Units immediately prior to an Adjustment Event, minus the Preference Amount and any higher priority Adjustment Amount (as such priority is determined pursuant to Section 5.03(C)), if any, payable to such Unit Holder.

(II) **Adjustment Event** means (w) the grant of a Profits Interest Unit to a new or existing Unit Holder in exchange for services rendered to the Company or the issuance of any other Units for other consideration, but only if the Board of Management deems that an adjustment to the Value Upon Hypothetical Dissolution of the Units outstanding

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immediately prior to such grant is necessary to qualify the newly issued Units as a Profits Interest, (x) the first issuance by the Company of Series Seed Units, (y) the Conversion of the Company pursuant to Section 8.08, or (z) an adjustment otherwise made pursuant to Section 1.01(D)(4) of <u>Exhibit C</u>, as applicable. For the avoidance of doubt, the parties intend that for purposes of determining the amount distributable to the holder of a Profits Interest Unit, the Adjustment Amount and Preference Amount of the Common Unit Holders and holders of unexercised Options and Warrants shall include the Preference Amount and Adjustment Amount that would be allocated to the holder of an unexercised Option or Warrant if such Option or Warrant were exercised immediately before the event resulting in Net Cash From Sales.

(III) **Preference Amount** means (x) with respect to any Common Unit Holder, the Value Upon Hypothetical Dissolution of such Holder's Common Units then outstanding, immediately prior to the first issuance of Series Seed Units, (y) with respect to any Series Seed Unit Holder, the total Capital Contributions made with respect to all Series Seed Units held by such Unit Holder, and (z) with respect to any Unit Holder who acquires such Units upon the exercise of an Option or Warrant, the Value Upon Hypothetical Dissolution of such Holder's Units immediately following the exercise of the Option or Warrant.

5.04   **Unvested Profits Interest Units**.   Notwithstanding anything contained in Section 5.02 or Section 5.03 to the contrary, all distributions under Section 5.02 or Section 5.03 to any holder of Unvested Profits Interest Units will be held in a separate account by the Company and distributed to such holder of Unvested Profits Interest Units as soon as reasonably practicable, as determined by the Board of Management in its reasonable discretion, following the date such Unvested Profits Interests Units become Vested Profits Interest Units; provided, however, that if any holder of Unvested Profits Interest Units is required to forfeit such Unvested Profits Interest Units or such Profits Interest Units are terminated under the terms set forth in the applicable Award Agreement pursuant to which such Unvested Profits Interest Units were issued, then any amounts that have not been distributed with respect to such Unvested Profits Interest Units will instead be distributed to all other holders of Units as if (x) such distribution were a new distribution pursuant to Section 5.02 or Section 5.03, as applicable, and (y) such forfeited or terminated Unvested Profits Interest Units were never issued.

5.05   **Amounts Withheld**. Any amounts withheld by the Company pursuant to Code Section 1446 or any other provision of federal, state or local tax law with respect to any payment or distribution to the Company or the Unit Holders shall be treated as amounts actually distributed to the affected Unit Holders for all purposes under this Agreement. The Board of Management may allocate any such amounts among the Unit Holders in any manner that is in accordance with applicable law.

5.06   **Varying Interests; Distributions in Respect of Transferred Units**. If any Units are sold, assigned or transferred, all distributions made on or before the date of such Transfer shall be paid to the transferor, and all distributions made thereafter shall be paid to the transferee. Solely for purposes of making those distributions and allocating Profits and Losses and other items of income, gain, loss and deduction pursuant to Article IV hereof, the Company

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shall recognize the Transfer no later than the last day of the calendar month in which the Board of Management receives notice of the Transfer stating the date such Units were transferred and the name, address, and tax identification number of the transferee. Unless the Company is given such notice, neither the Company nor any Unit Holder or Manager shall incur any liability for making distributions and allocations in accordance with the provisions of this Agreement without regard to any such Transfer, whether or not any Unit Holder, Manager, or the Company has knowledge of any Transfer of ownership of any Units.


ARTICLE VI

MANAGEMENT


6.01 **Managers; Board of Management**. Except to the extent otherwise expressly provided herein, the Board of Management shall have the sole and exclusive right to manage the Company business. Individual Managers shall have no individual authority except to the extent authority is expressly delegated to such Managers by proper act of the Board of Management.

(A) **Managers**. The Board of Managers shall consist of up to three (3) Managers. The number of Managers shall be fixed from time to time by the affirmative vote of a majority of the Voting Members, but in no instance shall there be less than one (1) Manager. Each Manager shall serve until such Manager ceases to serve in such capacity by death, removal or resignation pursuant to this Section 6.01.

(1) The holders of a majority in interest of Voting Units will have the right to designate the Manager(s).

(B) **Voting; Number**. All determinations by, consents of, and decisions of the Board of Management shall be by affirmative vote of a majority of the Managers unless a greater percentage than a majority is specified herein or a specific provision herein provides otherwise.

(C) **Written Consent of Board of Management**. Any determinations by, consents of, and decisions of the Board of Management may be taken without prior notice and without a vote, if such action is evidenced by one or more written consents describing the action taken, signed by a majority of the Managers (or such greater percentage as may be required for such action as specified herein) and delivered to the Secretary of the Company for inclusion in the minutes or for filing with the Company records. Written consent may be evidenced by Electronic Consent and will be deemed to be written, signed and dated for purposes of this Section, provided that such Electronic Consent sets forth or is delivered with information from which the Company can determine that the Electronic Consent was sent by such Manager, proxy holder or authorized person, and the date upon which such Manager, proxy holder or authorized person transmitted such Electronic Consent. The date of transmission shall be deemed to be the date such Electronic Consent was signed. No Electronic Consent shall be deemed to have been delivered until such Electronic Consent is reproduced in paper form and until such paper form shall be delivered to the Company by delivery to an officer or agent of the Company having custody of the book in which proceedings of meetings of Managers or Members are recorded.

(D) **Removal of a Manager**. A Manager may be removed at any time, with or without Cause, by the affirmative vote of the Members entitled to designate such Manager.

(E) **Resignation**. Any Manager of the Company may resign as the Manager of the Company at any time by giving written notice to the Board of Management and the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof by the Board of Management or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If such Manager is also a Member, such resignation shall not affect such Manager's rights and obligations as a Member.

(F) **Vacancies**. Any vacancy occurring for any reason on the Board of Management may be filled by the affirmative vote of a majority in interest of the Members entitled to designate such Manager pursuant to Section 6.01(A). A Manager elected to fill a vacancy shall hold office until such Manager's death, resignation or removal. Managers need not be residents of the State of Arizona or Members of the Company. The removal, death or resignation of a Manager shall not affect the rights, responsibilities or authority of any other Manager then serving.

(G) **Place of Meetings**. Meetings of the Board of Management shall be held at such places, either within or without the State of Arizona, as may be specified by the person calling the meeting. In the absence of specific designation, meetings of the Board of Management shall be held at the office of the Company.

(H) **Regular Meetings**. The Board of Management shall meet no less frequently than once each quarter. No notice of any such meetings need to be given to the Managers, if a quarterly schedule for such meetings is established in advance by the Board of Management.

(I) **Special Meetings**. Special meetings of the Board of Management shall be held at any time upon the call of the Chairman, the President or of the Secretary upon the written request of any Manager. Notice of any such special meeting shall be in writing and shall be given to each Manager at least two (2) calendar days prior to the date of the meeting in the manner provided in Section 9.09.

(J) **Attendance at and Notice of Meetings**. Attendance at a meeting of the Board of Management shall constitute a waiver of notice of such meeting, except where a Manager attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Management need be specified in the notice or waiver of notice of such meeting.

(K) **Telephonic Meetings**. The Board of Management may hold meetings by means of conference telephone or similar communications equipment by means of which all Managers participating in the meeting can hear each other.

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(L) **Quorum of and Action by Board of Management**. Each member of the Board of Management shall have one vote in all matters voted on by the Board of Management, and may vote by written proxy. A majority in number, in person or by proxy, of the Managers shall constitute a quorum for the transaction of business at any meeting of the Board of Management. Such proxy shall be delivered to the Board of Management of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(M) **Salaries**. The salaries and other compensation, if any, of the Managers of the Company shall be fixed from time to time by the Board of Management, and no Manager shall be prevented from receiving such salary by reason of the fact that such Manager is also a Member of the Company.

(N) **Reimbursement of Expenses**. Managers shall be entitled to reimbursement of any expenses reasonably incurred by them on behalf of the Company, subject to such reimbursement policies as are established from time to time by the Board of Management.

6.02 **Right to Rely on Managers**. Any Person dealing with the Company may rely upon a certificate signed by any Manager as to:

(A) The identity of any Manager, Member, Unit Holder or officer of the Company;

(B) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by a Manager or which are in any other manner germane to the affairs of the Company;

(C) The Persons who are authorized to execute and deliver any instrument or document of the Company; or

(D) Any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

6.03 **Duties and Obligations of Managers**.

(A) The Board of Management shall take all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Arizona (and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged) and (ii) for the acquisition, development, maintenance, preservation, and operation of Company Property in accordance with the provisions of this Agreement and applicable laws and regulations.

(B) The Managers shall devote to the Company such time as may be necessary for the proper performance of all duties hereunder.

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(C)   The standard of conduct for the discharge of the Manager's duties to the Company and to the Members is set forth in Section 6.09. A Manager does not violate a duty or obligation to the Company merely because the Manager's conduct furthers the Manager's own interest.

(D)   The Managers may rely upon and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

(E)   The Board of Management may consult, at the expense of the Company, with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them, and any opinion of any such person as to matters that the Board of Management reasonably believe to be within such person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Board of Management hereunder in good faith and in accordance with such opinion.

(F)   Each Manager shall have the right, in respect of any of its obligations hereunder, to act through any of its duly authorized officers, agents or managers and shall have the right, in respect of any of its powers or obligations hereunder, to act through a duly appointed attorney or attorney-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform every act and duty which is permitted or required to be done by the Managers hereunder.

6.04   **Authority of the Managers**. In addition to any other rights and powers which they may possess, the Board of Management shall have all specific rights and powers required in, or appropriate to, the management of the Company business and conferred by this Agreement, by the Act, or otherwise, and, by way of illustration but not by way of limitation, the following:

(A)   Acquire by purchase, lease, investment or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company, including, but not limited to, joint ventures, limited and general partnerships, trusts and corporations;

(B)   Operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(C)   Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Property, or in connection with managing the affairs of the Company, including executing amendments to the Articles of Organization in accordance with the terms of this Agreement, pursuant to any power of attorney granted by the Members to the Managers;

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(D) Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, or other lien on any Property;

(E) Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Property;

(F) Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the Property and in connection therewith execute any extensions or renewals of encumbrances on any or all of the Property;

(G) Prepare and file any registration statement or any document necessary or appropriate under any federal or state statute or regulation;

(H) Lease, upon such terms as may be deemed proper, all or any portion of the Company Property, whether or not the Property, space or facility so leased is to be occupied by the lessee, or, in turn, subleased in whole or in part to others;

(I) Exercise warrants, options, conversion rights, subscriptions rights and other rights, or to sell any rights, or to refrain from exercising any rights or permitting them to expire; buy, sell and trade in securities of any nature, including short sales, on margin, or for such purposes maintain and operate margin accounts with brokers, and pledge any securities held or purchased by the Company with such brokers as security for loans and advances made to the Company;

(J) Place record title to the Company Property in the name or names of a nominee or nominees, including a Member or Members, for the purpose of mortgage financing or any other convenience or benefit to the Company and such nominee or nominees agree to hold such title pursuant to the terms of this Agreement;

(K) Reallocate among the other Members, the capital of a Unit Holder whose interest is being surrendered, abandoned, otherwise voided or reduced;

(L) Unless otherwise provided herein, determine whether items of income, gain, loss, deduction, or credit shall be treated either as capital or extraordinary items, or, alternatively, as profit or loss items;

(M) Care for and distribute funds to the Unit Holders by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the purposes and objectives of the Company or this Agreement;

(N) Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering lives of Members or individuals related to Members and risks to Company Property and Manager liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which Company is then formed or qualified;

      (O)   Take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company;

      (P)   Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith;

      (Q)   Execute, acknowledge and deliver any and all instruments to effectuate any of the foregoing powers;

      (R)   Make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law to (i) adjust the basis of Company Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of Units and Company distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, or local tax returns; and (iii) to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as Members, and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company or the Members; and

      (S)   Enter into any transaction authorized by this Agreement on behalf of the Company even though any other party to the transaction is (i) a trust of which a Member, or any family member of a Member, is also a Trustee or beneficiary; (ii) an estate of which a Member, or any family member of a Member, is also an executor, administrator, or beneficiary; (iii) a business, in any form, of which any director, officer, shareholder, or employee of that business is also a Member or family member of a Member; or (iv) a Member, or any family member of a Member, acting individually or in any other capacity; (all judgments, decisions, and actions taken reasonably in good faith by the Managers shall be final and binding on all Persons interested in this Company, even though the Managers and the representatives, beneficiaries, or business representatives are the same person or persons).

6.05   **Restrictions on Authority of Managers**.

      (A)   **Unanimous Consent of Members**. Without the consent of all of the Members, no Manager shall have the authority to knowingly perform any act that would subject any Member to liability similar to that of a general partner in any jurisdiction.

      (B)   **Consent of Members of Major Decisions**.

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(1) Subject to Section 6,05(B)(4), without the prior written consent of a majority in interest of all of the Voting Members, the Board of Management shall not have the authority to do any of the following (each, a "Major Decision"):

    (a) Sell or otherwise dispose of at one time all or substantially all of the Company Property, except for a liquidating sale of Company Property in connection with the dissolution of the Company;

    (b) Effect the merger or consolidation of the Company with another Person;

    (c) Amend the Articles of Organization of the Company other than amendment required under the Act;

    (d) Elect to dissolve the Company;

    (e) Do any act in contravention of this Agreement;

    (f) Confess a judgment against the Company;

    (g) Possess Company Property, or assign rights in specific Company Property, for other than a Company purpose;

    (h) File on behalf of the Company a petition for relief in bankruptcy under any federal bankruptcy laws or under debtor relief laws of any jurisdiction; or

    (i) Do any act which would make it impossible to carry on the business of the Company.

(2) Without the prior written approval or vote of at least a majority in interest of the outstanding Common Units, voting as a separate class, the Company shall not:

    (a) Take any action that would materially adversely affect the rights, preferences or privileges of the Common Units, other than those actions specifically provided for and taken in compliance with this Agreement.

(3) Without the prior written approval or vote of at least a majority in interest of the outstanding Series Seed Units, voting as a separate class, the Company shall not:

    (a) Take any action that would materially adversely affect the rights, preferences or privileges of the Series Seed Units, other than those actions specifically provided for and taken in compliance with this Agreement.

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(4) The Board of Management shall give the Voting Members written notice of any Major Decision which it requests to be made or which has been made pursuant to Section 6.14(J). Unless the Voting Members have acted pursuant to Section 6.14(J), the Board of Management shall, at the expense of the Company, furnish to the Voting Members such documents and information as may be necessary in order to enable the Members to make the Major Decisions set forth above. The failure of a Voting Member to approve or disapprove any Major Decision within fourteen (14) days after (i) receipt of the notice from the Board of Management requesting approval, and (ii) receipt of all additional information determined by the Board of Management in good faith to be reasonably necessary to enable the Member to make such Major Decision, shall be deemed the approval by the Voting Member of the Major Decision so requested by the Board of Management.

6.06 **Officers**.

(A) **Authority**. The Board of Management may appoint one or more officers of the Company to serve at the Board of Management's pleasure, to direct, manage and control the business of the Company subject to the Board of Management's approval. Subject to the direction of the Board of Management, each of the officers of the Company shall have such powers and authority and perform such duties in connection with the management of the business and affairs of the Company as are provided in or pursuant to this Agreement and such other powers, authority and duties as the Board of Management may determine from time to time.

(B) **Qualifications**. Each officer of the Company shall be a natural person. An officer need not be a resident of the State of Arizona, a Member or a Manager.

(C) **Designation**. The officers of the Company may consist of Managing Directors or Managing Principals, or alternatively or in addition, a Chairman, a Chief Executive Officer, a President, a Secretary and a Treasurer. In addition, the Board of Management shall have the authority to elect such other officers, including Executive Vice Presidents and other Vice Presidents and assistant officers, as it may from time to time determine. Any two or more offices may be held by the same person.

(D) **Removal**. Any officer of the Company may be removed by the Board of Management in its discretion at any time, but such removal shall be without prejudice to the contract rights, if any, of the officer so removed. Appointment as an officer of the Company shall not of itself create any contract rights.

(E) **Chairman**. The Chairman, or in his or her absence, the Chief Executive Officer or President, shall preside over the meetings of the Board of Management and any meetings of the Members. If instead of these positions, the Board appoints Managing Directors or Managing Principals as the chief officers of the Company, then they will supervise and control all of the business and affairs of the Company and shall see that all orders and resolutions of the Board of Management are carried into effect.

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(F)   **Chief Executive Officer**. The Chief Executive Officer, under the direction and subject to the control of the Board of Management, in general shall preside over the meetings of the Board of Management and any meetings of the Members, supervise and control all of the business and affairs of the Company and shall see that all orders and resolutions of the Board of Management are carried into effect.

(G)   **President**. If appointed by the Board of Management, the President, under the direction and subject to the control of the Board of Management and the Chief Executive Officer, in general shall perform all duties incident to the office of President and such other duties as may be prescribed from time to time by the Board of Management. In the absence of both the Chairman and the Chief Executive Officer, the President shall preside over the meetings of the Board of Management and any meetings of the Members. The President shall report to the Chief Executive Officer.

(H)   **Vice President**. Each Executive Vice President or other Vice President appointed by the Board of Management, if there be any, shall report to the President. Each Executive Vice President or other Vice President may perform the usual and customary duties that pertain to such office (but not any unusual or extraordinary duties conferred by the Board of Management upon the President) and, under the direction and subject to the control of the Board of Management and the President, such other duties as may be assigned to him or her from time to time by the Board of Management or the President.

(I)   **Secretary**. The Secretary shall prepare and keep minutes of any meetings of the Board of Management or the Members in one or more minute books suitable for such purpose. It shall also be the duty of the Secretary to attest all certificates evidencing Units issued by the Company, if any, and to maintain a register of Units. The Secretary may also attest with his or her signature all deeds, conveyances or other instruments of the Company. The Secretary shall have full power and authority on behalf of the Company to execute any consents of, and to attend, and to act and to vote in person or by proxy at any meetings of, the shareholders, partners or members of any corporation, partnership or limited liability company in which the Company may own stock or other equity securities, and at any such meetings, the Secretary shall possess and may exercise any and all of the rights and powers incident to the ownership of such securities that, as the owner thereof the Company might have possessed and exercised if present. The Secretary shall keep in safe custody the seal of the Company, if any. The Secretary shall also perform, under the direction and subject to the control of the Board of Management, such other duties as may be assigned to him or her from time to time.

(J)   **Treasurer**. The Treasurer shall have the care and custody of all the funds and securities of the Company that may come into his or her hands as Treasurer. The Treasurer may endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and may deposit the same to the credit of the Company in such banks or depositories as the Board of Management may designate from time to time, and the Treasurer may endorse all commercial documents requiring endorsements for or on behalf of the Company. The Treasurer may sign all receipts and vouchers for the payments made to the Company. The Treasurer shall render an account of his or her transactions to the Board of Management or President as often as the Board of Management or President shall require from time to time. The Treasurer shall enter regularly in the books to be kept by him or her for that purpose, a full and adequate account of all monies received and paid by him or her on account of the Company. The Treasurer shall also perform, under the direction and subject to the control of the Board of Management and the President, such other duties as may be assigned to him or her from time to time.

      (K)   **Compensation; Reimbursement of Expenses**. Subject to Section 6.01(M) above, the salaries and other compensation of the officers of the Company shall be fixed from time to time by the Board of Management, and no officer shall be prevented from receiving such salary by reason of the fact that such officer is also a Member of the Company. The officers of the Company shall be entitled to prompt reimbursement of any expenses reasonably incurred on behalf of the Company in the course of the performance of their duties, subject to such reimbursement policies as are established from time to time by the Board of Management.

6.07   **Issuance and Vesting of Units to Employees and Consultants**. The Board of Management may, in its discretion, condition the grant or award of Incentive Units, Common Units, or Series Seed Units, or options to acquire Incentive Units, Common Units or Series Seed Units, to any employee or consultant upon such employee or consultant agreeing to subject all of such Units (or Options, as applicable) held by such employee or consultant to the vesting provisions hereinafter set forth and as set forth in a written agreement with such employee or consultant (an "Award Agreement"). Subject to the terms and conditions of this Agreement and the applicable Award Agreement, each such Unit (or Options) owned by each Member whose Units (or Options) are made subject to this Section 6.07 pursuant to an Award Agreement or other written agreement shall automatically terminate and become of no effect (each, a "Terminated Unit") if such Member's employment or consulting relationship with the Company is terminated for any reason, including termination with or without Cause, prior to becoming vested pursuant to the vesting schedule, if any, set forth in the Award Agreement or other written agreement relating to such Units or option. Such Units (or Options) of such Member shall be deemed outstanding for all purposes except to the extent they become Terminated Units. Terminated Units shall be returned to the pool of available Units and shall be available for reissuance by the Board of Management, in its discretion.

6.08   **Scope of Authority and Status of Members; Compensation and Expenses of Members**.

      (A)   No Member shall have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company except as otherwise specifically provided in this Agreement.

      (B)   Except as otherwise expressly provided by this Agreement, no Member shall have any right to participate in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. Any Member who acts beyond the scope of the authority granted by this Agreement shall, in addition to any other remedy available to the Company or the other Members, be liable in damages to the

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Company and each other Member for any loss or damages that they may incur or suffer as a consequence of such act.

(C) Each Unit (or portion of a Unit) owned by a Member shall be fully paid and nonassessable upon payment of all Capital Contributions provided for in this Agreement or such Member's Admission Agreement.

(D) Each Member's liability for the debts and obligations of the Company shall be limited as set forth in Section 29-3304 of the Act and other applicable law.

(E) Each Member may charge the Company for any expenses reasonably incurred in connection with the Company business and approved by the Board of Management or pursuant to reimbursement and expense policies established from time to time by the Board of Management.

(F) No Member shall receive any interest, salary, or drawing for services rendered on behalf of the Company or otherwise in his or her capacity as a Member, except as otherwise expressly provided herein or except as determined by the Board of Management and a majority in interest of the Members. However, each Member shall be entitled to the distributions and allocations provided for elsewhere in this Agreement.

6.09 **Standards of Conduct; Exculpation; Indemnification**.

(A) **Standards of Conduct**. To the maximum extent permitted by law, no Covered Person shall owe fiduciary duties to the Company or to the Members. Furthermore, each of the Members and the Company hereby waive any and all fiduciary duties that, absent such waiver, may be implied by applicable law and in doing so, acknowledge and agree that the duties and obligations of each Covered Person to each other and to the Company are only such contractual duties as are expressly set forth in this Agreement and any other written agreement (if any) to which they are parties from time to time. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members and the Company to replace such other duties and liabilities of such Covered Persons. No Covered Person shall be liable to the Company or to any Member for any loss, damage or claim, including monetary damages, incurred by reason of any action taken or any failure to take any action as a Covered Person, except liability for an intentional infliction of harm on the Company or the Members.

(B) **Indemnification**.

(1) The Company shall indemnify to the fullest extent permitted by law each Covered Person for, from and against all costs and expenses (including attorneys' fees and disbursements), judgments, fines, settlements, claims and other liabilities incurred by or imposed upon such Covered Person in connection with, or resulting from, investigating, preparing or defending any action, suit or proceeding, whether civil, criminal, administrative, investigative, legislative or otherwise (or any appeal therein), to which such Covered Person may be made a party or become otherwise involved or with which such Covered Person may be threatened, in each case by reason of, or in connection with, such Covered Person's being or having been associated with the Company, or having acted at the direction of the Company as a director, manager, officer, employee, or agent of a corporation, partnership, joint venture, trust or other enterprise or by reason of any action or alleged action, omission or alleged omission by such Covered Person in any such capacity, provided that such Covered Person is not ultimately adjudged to have engaged in gross negligence, reckless conduct or intentional misconduct.

(2) The Company shall pay the reasonable and necessary expenses incurred by any such Covered Person in investigating, preparing or defending a civil or criminal action, suit or proceeding, in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if there is a final adjudication or determination that such Covered Person is not entitled to indemnification as provided herein.

(3) None of the provisions of this Section 6.09(B) shall be deemed to create or grant any rights in favor of any third party, including, without limitation, any right of subrogation in favor of any insurer or surety. The rights of indemnification granted hereunder shall survive the dissolution, winding up and termination of the Company.

(4) Notwithstanding any provision hereof to the contrary, the Company shall not be obligated to indemnify or advance expenses of any Covered Person in connection with any such civil or criminal action, suit, or proceeding (including any action, suit, or proceeding by or in the right of the Company) initiated by such Covered Person unless (i) the action, suit, or proceeding was authorized by the Board of Managers or (ii) in the case of indemnification, such action, suit or proceeding is to enforce rights to indemnification under this Agreement or any written agreement between a Covered Person and the Company.

(C) **Insurance**. The Company, at the election of the Board of Management, may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, manager, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under Section 6.09(B).

6.10 **Bank Account**. All funds of the Company shall be deposited in the Company's name in such financial institutions, and all withdrawals therefrom shall be upon such signatures, as may from time to time be determined by the Board of Management.

6.11 **Fiscal Year**. The Fiscal Year of the Company for accounting, income tax and all other purposes shall be the calendar year or such other annual period which the Code requires or permits the Company to use as its taxable year, as determined by the Board of Management.

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6.12   **Accounting**. The Board of Management, at the expense of the Company, shall keep or cause to be kept complete and accurate books and accounts with respect to Company business. The books and accounts of the Company shall at all times be kept and maintained at the Company's specified office, or such other place as designated by the Board of Management. An accounting shall be made at least quarterly of all Company transactions since the prior accounting. The necessary federal, state and local income tax returns and reports required of the Company shall be prepared by the accountants then engaged by the Company.   The accountants for the Company shall be selected by the Board of Management. The Company books shall be kept on a cash or accrual basis, based on recommendations of the accountants, and approved by the Board of Management.

6.13   **Records**. In addition to any other record required under the Act, the Board of Management shall keep at the office of the Company designated by the Board from time to time the following:

   (A)   A current list of the full name and last principal address of each Incentive Member, Common Member, and other Unit Holder set forth in alphabetical order;

   (B)   A copy of the Articles of Organization and all amendments thereto;

   (C)   Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years; and

   (D)   Copies of any then effective Operating Agreement and of any financial statements of the Company for the three (3) most recent years.

Such records are subject to inspection and copying at the reasonable request, and at the expense, of any Voting Member during ordinary business hours, subject to execution and delivery to the Company of a confidentiality agreement reasonably acceptable to the Board of Management; provided, however, that any Admission Agreement may limit or eliminate, to the fullest extent permitted by law, any Voting Member's rights to such inspection and copying and Admission Agreements shall not be required to be identical. Incentive Members shall be entitled to review and inspect only those records, if any, permitted by the Board of Management in its sole discretion and on such terms and conditions as are determined by the Board of Management.

6.14   **Meetings of Members**.

   (A)   **Regular Meetings**. The Board of Management shall meet with the Voting Members no less frequently than once each year and shall meet with all Members at such times as the Board of Management, in its discretion, deems necessary or advisable. Notice of each such meeting shall be given to the Members entitled to attend at least ten (10) days prior to the date of each such meeting. The sole remedy for breach of this Section 6.14(A) shall be to hold the meeting the absence of which is causing such breach.

   (B)   **Special Meetings**. Special meetings of the Members, for any purpose or purposes permitted under this Agreement, unless otherwise prescribed by statute, may be called by the Board of Management or by a majority in interest of the Voting Members.

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(C) **Place of Meetings**. The Board of Management may designate any place, either within or outside the State of Arizona, as the place of meeting for any meeting of Members. If no designation is made, or if a special meeting be otherwise called the place of meeting shall be held at the office of the Company.

(D) **Notice of Meetings**. Except as provided in Section 6.14(A) or (E), written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three (3) nor more than fifty (50) calendar days before the date of the meeting to all Members entitled to attend, including each Voting Member entitled to vote at such meeting. For the avoidance of doubt, Members who are not Voting Members are not entitled to receive notice of regular or special meetings of the Voting Members.

(E) **Meeting of all Voting Members**. If all the Voting Members shall meet at any time and place, either within or outside of the State of Arizona, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

(F) **Record Date**. For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Voting Members entitled to vote at any meeting of Members has been made as provided in this Section 6.14, such determination shall apply to any adjournment thereof.

(G) **Quorum**. A majority in interest of Voting Members, represented in person or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, a majority in interest of the Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Voting Member of record entitled to vote at a meeting.

(H) **Manner of Acting**. If a quorum is present, the affirmative vote of a majority in interest of the Voting Members entitled to vote on the matters before the meeting shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement. For the avoidance of doubt, the Members intend that except as otherwise expressly provided in this Agreement all decisions voted on by the Members shall be decided by the vote of a majority in interest of the Members even if a greater percentage for the approval of the action is set forth in the Act.

(I) **Proxies**. At all meetings of Voting Members, a Voting Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of Management of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(J)   **Action by Voting Members Without a Meeting**. Action required or permitted to be taken at a meeting of Voting Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by a majority in interest of the Voting Members entitled to vote (or such greater percentage as may be required for such action as specified therein) and delivered to the Board of Management for inclusion in the minutes or for filing with the Company records. Such action is effective when the required percentage of Voting Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Voting Members entitled to take action without a meeting shall be the date the first Voting Member signs a written consent. Written consent may be evidenced by Electronic Consent and will be deemed to be written, signed and dated for purposes of this Section, provided that such Electronic Consent sets forth or is delivered with information from which the Company can determine that the Electronic Consent was sent by such Voting Member, proxy holder or authorized person, and the date upon which such Voting Member, proxy holder or authorized person transmitted such Electronic Consent. The date of transmission shall be deemed to be the date such Electronic Consent was signed. No Electronic Consent shall be deemed to have been delivered until such Electronic Consent is reproduced in paper form and until such paper form shall be delivered to the Company by delivery to an officer or agent of the Company having custody of the book in which proceedings of meetings of Managers or Voting Members are recorded.

(K)   **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

(L)   **Telephonic Meetings**. Meetings of Members may be held by means of conference telephone or similar communications equipment by means of which all Members participating in the meeting can hear each other.

ARTICLE VII

TRANSFERS OF COMPANY INTERESTS

7.01   **Restrictions on Transfers**. Except as otherwise permitted by this Agreement, no Unit Holder shall Transfer, by Termination or otherwise, all or any portion of such Unit Holder's Units. The Unit Holders acknowledge that the restrictions on Transfers contained in this Agreement are reasonable and necessary restrictions and may be enforced by specific performance.

7.02   **Permitted Transfers**. Subject to the conditions and restrictions set forth in Section 7.05 hereof, any Unit Holder may at any time Transfer all or any portion of such Unit Holder's Units to (i) the Company (if agreed to by the Board of Management in its sole discretion); or (ii) any Person in accordance with an Agreement of Admission pursuant to Section 7.09(E) signed by the Board of Management and approved by a majority in interest

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of the Voting Members at the time such Agreement is entered into and made a part of this Agreement; or (iii) to a transferee pursuant to Section 7.03(C), Section 7.04(D), Section 7.10 or Section 7.13 following strict compliance with all of the terms and conditions of such sections, as applicable; or (iv) by (A) any Member entity to its parent, stockholders, partners or members, or (B) any individual Member to such Member's (a) spouse (except for any transfer upon dissolution of marriage), child (natural or adopted), spouse of any such child, grandchild, sister, brother or parent, and/or (b) ancestors or descendants (including by adoption) or spouse in trust for their benefit (except for any transfer upon dissolution of marriage) or to a family limited partnership, family limited liability company or trust formed solely for the benefit of any of the foregoing persons as an estate planning vehicle. A Transfer pursuant to this Section 7.02 shall be a "Permitted Transfer."

7.03   **Right of First Refusal**.

(A)   If a Unit Holder receives a bona fide written offer (a "Transferee Offer") from any person (a "Proposed Transferee") to purchase all or any portion of, or any interest or rights in, such Unit Holder's Units which such Unit Holder desires to accept, then, prior to any Transfer of such Units or interest or rights therein (the "Transferor Units"), such Unit Holder shall give the Board of Management a written notice (the "Transfer Notice") containing each of the following: (i) the Proposed Transferee's identity; (ii) a true and complete copy of the Transferee Offer; and (iii) such Unit Holder's offer (the "Transferor Offer") to sell all, but not less than all, of such Transferor Units to the Company or its designee, for a total price equal to the cash price set forth in the Transferee Offer plus the cash equivalent (as determined by the Board of Management in good faith) of any non-cash consideration included in the Transferee Offer (the "Transfer Purchase Price") which, subject to Section 7.03(B), shall be payable in accordance with the payment terms set forth in the Transferee Offer.

(B)   The Transferor Offer to the Company shall be and remain irrevocable for a period (the "Company Offer Period") commencing on the date the Transfer Notice is given to the Company and ending on the thirtieth (30th) day thereafter. At any time during the Company Offer Period, the Company may, upon approval of the Board of Management or by the vote of a majority in interest of the Voting Members, accept the Transferor Offer on behalf of itself or its designee by giving written notice to the Unit Holder making such Transferor Offer of such acceptance. The Unit Holder making such Transferor Offer shall not be deemed a Member for the purpose of any vote on whether the Company shall accept the Transferor Offer. If the Company accepts the Transferor Offer on behalf of itself or its designee, the Company shall fix a closing date for the purchase, which shall be a date not more than ninety (90) days after the expiration of the Company Offer Period. Notwithstanding the payment terms set forth in the Transferee Offer, the Company may elect to pay the Transfer Purchase Price as follows: twenty percent (20%) in cash within such ninety-day period and the balance in four (4) equal annual installments commencing on the one-year anniversary of the initial down payment, together with interest on the unpaid balance from time to time outstanding until paid at one percent (1%) over the Prime Rate, not to exceed eight percent (8%), payable at the same time and in addition to the installments of principal. The Company or its designee may prepay the outstanding balance at any time without premium or penalty.

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(C) If the Company fails to accept the Transferor Offer on behalf of itself or its designee within the time and in the manner specified above, then the Unit Holder making such Transferor Offer shall be free for a period of ninety (90) days after the expiration of the Company Offer Period to Transfer the Transferor Units to the Proposed Transferee, for the same or greater price and on the same terms and conditions as set forth in the Transfer Notice; provided, however, that any such Transfer shall be subject to the conditions and restrictions set forth in Section 7.05 hereof and such Units shall remain Units fully subject to and bound by the terms of this Agreement. If such Unit Holder does not Transfer such Transferor Units within the ninety (90) day period after the expiration of the Company Offer Period, such Unit Holder's right to Transfer such Transferor Units shall again be subject to this Section 7.03.

7.04 **Company Option on Unauthorized Transfer or Event of Dissociation**.

(A) Except as otherwise provided herein, upon the occurrence of (i) any Transfer or attempted Transfer, whether voluntary or involuntary, of all or a portion of a Unit Holder's Units other than a Permitted Transfer or (ii) an Event of Dissociation (each, a "Triggering Event"), the Unit Holder or transferee involved in such Triggering Event or the Unit Holder's estate (collectively, the "Offering Unit Holder") shall offer, or shall automatically be deemed to have offered, to sell the Unit Holder's Units to the Company or its designee, provided that an Event of Dissociation consisting of the death of a Member resulting in an immediate "Permitted Transfer" under Section 7.02 shall not be a Triggering Event. Upon the approval of the Board of Management, the Company or its designee shall have the right and option, but not the obligation, within ninety (90) days after the Company's actual knowledge of the Triggering Event, to acquire the Units for the purchase price and on the terms set forth below.

(B) The purchase price for the Offering Unit Holder's Units shall be equal to the lesser of (i) the Value Upon Hypothetical Dissolution of such Units as of the date of the Triggering Event or (ii) the price at which the Offering Unit Holder attempted to Transfer the Offering Unit Holder's Units in violation of this Agreement.

(C) Payment for the Offering Unit Holder's Units shall be due and payable by the Company or its designee as follows: twenty percent (20%) in cash within sixty (60) days after the later of (i) acceptance by the Company on behalf of itself or its designee of the offer to purchase the Offering Unit Holder's Units or (ii) the Determination of Value (the "Down Payment Date"), and the balance in four (4) equal annual installments commencing on the one-year anniversary of the Down Payment Date, together with interest on the unpaid balance from time to time outstanding until paid at one percent (1%) over the Prime Rate, not to exceed eight percent (8%), payable at the same time as and in addition to the installments of principal; provided, that unless the Triggering Event is an Event of Dissociation pursuant to Section 1.01(W)(i)(2), the Board of Management may, in its discretion, defer the Down Payment Date for up to twenty-four (24) months. The Company or its designee may prepay the outstanding balance at any time without premium or penalty. Without limiting any other legal or equitable rights, the Company may offset any amounts the Company is entitled to recover pursuant to Section 7.06 against its payment obligations hereunder.

(D)   If the Units of the Offering Unit Holder are not purchased by the Company or its designee, the Units of the Offering Unit Holder may be Transferred to the purported transferee of the Units but such Transfer shall be subject to the conditions and restrictions set forth in Section 7.05 hereof and such Units shall remain Units fully subject to and bound by the terms of this Agreement.

(E)   Notwithstanding anything herein to the contrary, if an Event of Dissociation occurs due to the termination of an Incentive Member's employment or consulting relationship with the Company for Cause, all Incentive Units (vested and unvested) held by such Incentive Member will automatically and without further notice be deemed to be cancelled and of no further effect upon the effective date of such termination, and such Incentive Member shall no longer be, or have any rights of, a Member.

7.05   **Conditions to Permitted Transfers**. A Transfer shall not be treated as a Permitted Transfer under Section 7.02 hereof unless and until the following conditions are satisfied or, in the sole discretion of the Board of Management, waived:

(A)   The transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect and evidence such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In all cases, the Company shall be reimbursed, at its request, by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(B)   The transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Board of Management, that the Transfer will not cause the Company to terminate for federal income tax purposes (or that if the Transfer would cause the Company to terminate for federal income tax purposes, that such termination would not have a material adverse effect on the Company or its Members) and that such Transfer will not cause the application of the rules of Code Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Company, Company Property, or the Unit Holders.

(C)   The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Units until it has received such information.

(D)   Either (i) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (ii) the transferor shall provide an opinion of counsel, which opinion of counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

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7.06 **Prohibited Transfers**.

      (A)   **Transfer of Units**. Any purported Transfer of Units that is not a Permitted Transfer is a Prohibited Transfer and, at the sole discretion of the Board of Management, shall be null and void and of no effect whatsoever. However, if the Company is required to recognize a Prohibited Transfer (or if the Board of Management, in its sole discretion, elects to recognize a Prohibited Transfer), the Units Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company. In addition, the Company's rights pursuant to Section 7.03 and Section 7.04 shall continue to apply to the Units in the hand of the transferee of the Prohibited Transfer.

      (B)   **Liability in Case of Transfer of Units**. In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the Unit Holders or other parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members for, from and against all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

7.07 **Withdrawal**.

      (A)   **Withdrawal**. Upon the occurrence of an Event of Dissociation with respect to any Member, the withdrawn Member shall have no right to participate in the business and affairs of the Company or to exercise any rights of a Member under this Agreement, other than those rights expressly granted to a withdrawn Member in Section 7.04 and Section 7.07. A withdrawn Member shall not be released or otherwise relieved of any liability or obligation under this Agreement.

      (B)   **Distributions Following Withdrawal of Incentive Members**. Following the withdrawal of an Incentive Member from the Company for any reason whatsoever (other than termination of the Incentive Member's employment or consulting relationship with the Company for Cause), whether voluntary or involuntary, including without limitation, the termination of an Incentive Member's employment or consulting relationship with the Company without Cause, and subject to the provisions of Section 6.07 and Section 7.04(E) to the extent applicable, the withdrawn Incentive Member shall not be entitled to receive any withdrawal distribution at the time of withdrawal nor shall the withdrawn Incentive Member receive any subsequent distributions or allocations, except as set forth in this Section 7.07(B). With respect to any Units of the withdrawn Incentive Member the Company or its designee does not elect to purchase pursuant to Section 7.04, the sole amount payable to the withdrawn Incentive Member (or the withdrawn Incentive Member's personal representatives, successors and assigns) shall be the lesser of (1) an amount equal to the Value Upon Hypothetical Dissolution of the withdrawn Incentive Member's Units at the time of the withdrawal or (2) the amount that the withdrawn

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Incentive Member would have been entitled to receive pursuant to Section 8.03(B) if the withdrawn Incentive Member had not withdrawn and was still an Incentive Member at the time of the Company's dissolution (in calculating this amount it will be assumed that the withdrawn Incentive Member was not entitled to receive and did not receive any allocations of Profit or Loss or any distributions during the time period commencing on the date of his or her withdrawal and ending on the date of the Company's dissolution). Any amount payable under this Section 7.07(B) shall be paid, without interest, at the time the Company dissolves under Article VIII of this Agreement and, if the withdrawal violated the provisions of this Agreement, shall be reduced by any damages suffered by the Company or the Members as a result of the withdrawal. If an Incentive Member's withdrawal from the Company is due to the termination of such Incentive Member's employment or consulting relationship with the Company for Cause, the withdrawn Incentive Member shall not be entitled to receive any amounts, whether as a withdrawal distribution or otherwise, and the withdrawn Incentive Member's Incentive Units shall be cancelled automatically as provided in Section 7.04(E). Notwithstanding the foregoing, if the "Event of Dissociation" is the death of an Incentive Member resulting in an immediate "Permitted Transfer" under Section 7.02, then this Section 7.07 shall not apply, and the transferee shall acquire the decedent's economic rights in the Units held by the decedent as provided in Section 7.08 and, if admitted as a Member pursuant to Section 7.09, the Membership Rights of the decedent.

(C) **Distributions Following Dissociation of Common Members or Series Seed Member**. Following the withdrawal of a Common Member or Series Seed Member for any reason whatsoever, the withdrawn Common Member or Series Seed Member shall not be entitled to receive a withdrawal distribution at the time of withdrawal but the withdrawn Common Member or Series Seed Member (or the withdrawn Common Member's or Series Seed Member's personal representatives, successors and assigns) shall be entitled to receive the share of distributions and allocations to which the withdrawn Common Member or Series Seed Member otherwise would have been entitled under this Agreement if such withdrawal had not occurred, but shall have no other Membership Rights of any kind and shall no longer be deemed to be a Member.

(D) **Withdrawal Followed by Dissolution**. Notwithstanding the other provisions of this Section 7.07, if the Company dissolves and winds up its business under Article VIII of this Agreement within thirty (30) days following the withdrawal of any Member, the withdrawn Member and such Member's personal representatives, successors and assigns shall have the rights of an assignee of the withdrawn Member's Units in the Company to receive allocations and distributions with respect to the Member's Units during and on completion of winding up. If the withdrawal violated this Agreement, the distributions paid to the withdrawn Member shall be offset by any damages suffered by the Company or its Members as a result of such withdrawal.

7.08 **Rights of Unadmitted Assignee**. A Person who acquires one or more Units by Transfer, but who is not admitted as an Additional Member pursuant to Section 7.09 hereof (i) shall be entitled only to allocations and distributions with respect to such Units in accordance with this Agreement, (ii) shall have no right to any information or accounting of the affairs of the Company, (iii) shall not be entitled to inspect the books or records of the Company,

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(iv) shall not have any of the rights of a Manager or a Member under the Act or this Agreement (including without limitation, any voting rights), but (v) shall be subject to all of the obligations of a Unit Holder under this Agreement, including, but not limited to, those provisions of Articles VII and 9.15, to the same extent and in the same manner as any other Unit Holder. Any Units held by assignees who have not been admitted as Additional Members shall not bear voting rights while so held.

7.09   **Admission of Additional Members**. Subject to the other provisions of this Article VII and Section 3.05, no Person may be admitted to the Company as an Additional Member except upon satisfaction of the conditions set forth below:

(A)   The Board of Management (in its sole discretion) consents to such admission;

(B)   The Units with respect to which the Person is being admitted were acquired by means of a Permitted Transfer or an Agreement of Admission;

(C)   The conditions of Section 7.05 have been met (in the case of an Additional Member admitted by Transfer);

(D)   The Person pays to the Company any required Capital Contributions and pays or reimburses the Company for all reasonable legal, filing, and other costs that the Company incurs in connection with the admission of the Person as an Additional Member; and

(E)   The Person executes an agreement of admission (an "Agreement of Admission") containing the following:

(1)   The name and address of the Additional Member;

(2)   The designation of the Additional Member as an Incentive Member, Common Member or Series Seed Member.

(3)   In the case of Additional Members admitted other than by a Transfer, the Capital Contributions, if any, to be made to the Company and the Units to be issued to the Additional Member;

(4)   The Units, if any, which were Transferred, rather than issued, to the Additional Member;

(5)   The effective date of the admission of the Additional Member to the Company;

(6)   The agreement by the Additional Member to be bound by all of the terms and conditions of this Agreement, as amended;

(7)   If requested by the Board of Management, an opinion, in form and substance, issued by counsel acceptable to the Board of Management, covering such securities laws, tax, and other aspects of the proposed admission as the Board of Management may request; and

(8) Such other matters as may be deemed necessary or appropriate by the Board of Management.

7.10 **Drag Along Rights**. Subject to Section 6.05(B), in the event that a majority in interest of the Voting Members approve a Change in Control, then all Unit Holders shall be required to sell their Units in such Change in Control, if applicable, on the terms and conditions approved by the Board of Management and the majority in interest of the Voting Members; provided, that each Unit Holder receives in the event of such Change in Control, an amount of consideration in respect of such Holder's Units that such Holder would receive if the Company's assets were sold for the proposed aggregate consideration payable in such Change in Control and then such consideration was distributed pursuant to the distribution provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, once a majority in interest of the Voting Members approve a Change in Control, (i) each other Voting Member shall also vote in favor of the Change in Control transaction as necessary and all Members shall take all actions necessary to waive any dissenters, appraisal or other similar rights and (ii) each Member shall make or provide the representations, warranties, covenants and indemnities set forth in the documentation pursuant to which the Change in Control is consummated; provided, that all representations, warranties, covenants and indemnities shall be made by the Members severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by each Member, in each case in an amount not to exceed the aggregate proceeds received by each such Member in connection with such Change in Control transaction. For the avoidance of doubt, a sale or Transfer of Units pursuant to this Section 7.10 is not subject to Section 7.03.

7.11 **Representations and Legends**.

(A) **Purpose of Acquisition**. Each Member hereby represents and warrants to each Manager and Member and to the Company that such Member's acquisition of Units is made as principal for such Member's account for investment purposes only and not with a view to the resale or distribution of such Units, except insofar as the Securities Act of 1933, as amended, and any applicable securities law or any state or other jurisdiction permit such acquisition to be made for the account of others or with a view to the resale or distribution of such Units without requiring that such Units, or the acquisition, resale, or distribution thereof, be registered under the Securities Act of 1933, as amended, or any applicable securities law of the United States, any state, or other jurisdiction.

(B) **Legends**. Each Member hereby agrees that a legend to the effect of the following may be placed upon any documents evidencing ownership issued to such Member representing the Units which such Member holds:

"THE COMPANY UNITS REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS, AND THE TRANSFERABILITY OF THE

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COMPANY UNITS THEREFORE IS RESTRICTED. THE COMPANY UNITS MAY NOT BE SOLD, ASSIGNED, OR TRANSFERRED, NOR WILL ANY ASSIGNEE, VENDEE, TRANSFEREE, OR ENDORSEE HEREOF BE RECOGNIZED AS HAVING AN INTEREST IN SUCH COMPANY UNITS BY THE ISSUER FOR ANY PURPOSE, UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH COMPANY UNITS SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS, OR UNLESS (II) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION SHALL BE ESTABLISHED TO THE SATISFACTION OF COUNSEL FOR THE COMPANY. THE UNITS REPRESENTED BY THIS DOCUMENT ARE SUBJECT TO FURTHER RESTRICTION AS TO THEIR TRANSFERABILITY AS SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY AND AGREED TO BY EACH MEMBER. SAID RESTRICTION PROVIDES, AMONG OTHER THINGS, THAT NO TRANSFEREE SHALL BECOME AN ADDITIONAL MEMBER UNLESS CONSENTED TO BY THE BOARD OF MANAGEMENT AND A MAJORITY IN INTEREST OF THE MEMBERS."

7.12   **Preemptive Rights**. The Company shall only issue New Units in accordance with the following terms:

(A)   Clauses (B) through (H) of this Section 7.12 notwithstanding, Voting Members holding more than fifty percent (50%) of the issued and outstanding Units, as a single class (the "Waiving Holders"), may waive, either prospectively or retrospectively, any and all rights arising under this Section 7.12 with respect to the issuance of any New Units to any person, or may elect to waive the rights under this Section 7.12 with respect to the issuance of a portion of such New Units (a "Partial Waiver"); provided, that none of the Waiving Holders or their Affiliates are purchasing those New Units subject to a waiver or Partial Waiver, and any such waiver or Partial Waiver shall be effective as to all holders with such rights under this Section 7.12.

(B)   In the event the Company desires to issue any New Units, it shall first deliver to each Voting Member (collectively, the "Preemptive Rights Holders" and each a "Preemptive Rights Holder") a written notice (each such notice, a "Notice of Proposed Issuance") specifying the name and address of the proposed purchaser of the New Units (each such purchaser, a "Proposed Buyer"), the type and total number of such New Units which the Company then desires to issue to such Proposed Buyer (such New Units, the "Offered New Units"), all of the material terms, including the price, upon which the Company proposes to issue such Offered New Units to such Proposed Buyer, and stating that the Preemptive Rights Holders shall have the right to purchase such Offered New Units in the manner specified in this Section 7.12 at the price and in accordance with the terms and conditions specified in such Notice of Proposed Issuance. As a condition to having such right, each participating Preemptive Rights Holder shall be an "accredited investor" as such term is defined under the Securities Act, and any Voting Member that is not an accredited investor shall not be a Preemptive Rights Holder.

(C) During the fifteen (15) business day period commencing on the date on which the Preemptive Rights Holders receive the Notice of Proposed Issuance (the "Offer Period"), each Preemptive Rights Holder shall have the option to purchase the Offered New Units subject to such Notice of Proposed Issuance at the price and terms specified in such Notice of Proposed Issuance and in the amount specified in Section 7.12(D). A Preemptive Rights Holder shall give written notice of its election to purchase Offered New Units to the Company on or before the last day of the Offer Period and, if a Preemptive Rights Holder has not given such written notice within such period, such Preemptive Rights Holder shall be deemed to have rejected its right to purchase the Offered New Units. If the Offered New Units are being offered as a part of an investment unit together with debt or other instruments, any election by a Purchaser to purchase Offered New Units shall also constitute an election to purchase a like portion of such debt or other instruments. Each Preemptive Rights Holder shall have the right to condition his, her or its purchase of the Offered New Units upon the closing of the sale of the balance of such Offered New Units.

(D) Each Preemptive Rights Holder shall have the right to purchase that number of the Offered New Units as shall be equal to the number of the Offered New Units multiplied by a fraction, the numerator of which is the number of shares of Voting Units then owned by such Preemptive Rights Holder and the denominator of which shall be the aggregate number of Voting Units then owned by all of the Preemptive Rights Holders thereof. The amount of such Offered New Units that each Person is entitled to purchase under this Section 7.12(D) shall be referred to as its "Proportionate Share."

(E) Each Preemptive Rights Holder shall have a right of oversubscription such that if any Preemptive Rights Holder fails to elect to purchase its full Proportionate Share of the Offered New Units, the remaining Preemptive Rights Holders shall, among them, have the right to purchase up to the balance of the Proportionate Shares of such Offered New Units not so purchased. Each Preemptive Rights Holder may exercise such right of oversubscription by electing to purchase more than its Proportionate Share of the Offered New Units by so indicating in its written notice given during the Offer Period. If, as a result thereof, such oversubscriptions exceed the total number of the Offered New Units available in respect to such oversubscription privilege, the oversubscribing Preemptive Rights Holders shall be cut back with respect to oversubscriptions on a pro rata basis in accordance with their respective Proportionate Shares or as they may otherwise agree among themselves.

(F) If some or all of the Offered New Units have not been purchased by the Preemptive Rights Holders pursuant to Section 7.12(D) through (E) hereof, then the Company shall have the right, until the expiration of one-hundred eighty (180) days commencing on the first day immediately following the expiration of the Offer Period, to issue such remaining Offered New Units to the Proposed Buyer or one or more third parties at not less than, and on terms no more favorable to the purchasers thereof than, the price and terms specified in the Notice of Proposed Issuance. If for any reason the Offered New Units are not issued within such period and at such price and on such terms, the right to

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issue in accordance with the Notice of Proposed Issuance shall expire and the provisions of this Agreement shall continue to be applicable to the Offered New Units.

(G) The Preemptive Rights Holder purchasing the greatest percentage of any Offered New Units shall set the place, time and date for the closing of the purchase of the Offered New Units, which closing shall be no later than the date of the closing of the sale of any Offered New Units to the Proposed Buyer. The purchase price for the Offered New Units shall, unless otherwise agreed in writing by the parties to such transaction, be paid in immediately available funds on the date of the closing.

(H) The Company may proceed with the issuance of New Units without first following the procedures in Section 7.12(B) through (G) above, provided that (i) the purchaser of such New Units agrees in writing to take such New Units subject to the provisions of this Section 7.12(H), and (ii) within ten (10) days following the issuance of such New Units, the Company or the purchaser of the New Units undertakes steps substantially similar to those in Section 7.12(B) through (G) above to offer to all Preemptive Rights Holders the right to purchase from the Company a pro rata portion of such New Units or equivalent at the same price and terms applicable to the purchaser's purchase thereof so as to achieve substantially the same effect from a dilution protection standpoint as if the procedures set forth in Section 7.12(B) through (G) had been followed prior to the issuance of such New Units.

7.13 **Tag-Along Rights**.

(A) In the event that any Unit Holder or Unit Holders (the "Offerees") receive a bona fide offer from a third party or parties (the "Third Party Buyer") to purchase in a single transaction or series of related transactions fifty percent (50%) or more of the outstanding Units of the Company (the "Tag-Along Units"), for a specified price payable in cash or otherwise and on specified terms and conditions (the "Offer"), and the Offerees propose to sell or otherwise Transfer the Tag-Along Units to the Third Party Buyer pursuant to the Offer, the Offerees shall not effect such sale or Transfer unless the Offerees first comply with Section 7.03 with respect to the Offer and, thereafter, if the Tag-Along Units are not purchased by the Company pursuant to Section 7.03, each other Unit Holder is given the right to sell to the Third Party Buyer, for an amount of consideration in respect of such Unit Holder's Units that such Unit Holder would receive if the Company assets had been sold for the implied value of the Company (as determined in good faith by the Board, based on the consideration being received by the Offerees in respect of the Units being Transferred by them, such Board determination to be final and binding on the Unit Holders) and the proceeds had been distributed pursuant to Section 5.03. The Offerees shall not consummate any sale of Units unless the acquiring person shall acquire those Units of the Unit Holders required to be acquired under this Section 7.13(A).

(B) If a Unit Holder wishes to participate in any sale pursuant to Section 7.13(A), it shall notify the Offerees and the Company in writing of such intention and the number of Units it wishes to sell pursuant to this Section 7.13(A) not later than fifteen (15) days after receipt of written notice of the material terms and conditions of the Offer from the Offerees. If the Offerees do not receive such notice from a Unit Holder within such fifteen (15)-day period, the Offerees shall be free to consummate the proposed transaction without any obligation to include such Unit Holder's Units in such transaction.

(C)   The Offerees and each Unit Holder who has provided timely notice in accordance with Section 7.13(B) above shall sell to the Third Party Buyer all, or at the option of the Third Party Buyer, any part of the Units proposed to be sold by them at not more than the price and upon other terms and conditions, if any, not more favorable to the Third Party Buyer than those stated in the Offer, provided, however, that any purchase of less than all of such Units by the Third Party Buyer shall be made from the Offerees and each Unit Holder pro rata based upon the relative amount of the consideration that the Offerees and such Unit Holders would be entitled to receive under the implied sale described in Section 7.13(A) above and the hypothetical distribution of the proceeds therefrom under Section 5.03.

ARTICLE VIII

DISSOLUTION AND LIQUIDATION

8.01   **Dissolution**. The Company shall dissolve and commence liquidating upon the first to occur of any of the following:

(A)   The vote by the Board of Management and a majority in interest of the Voting Members to dissolve and liquidate the Company; or

(B)   Upon the entry of a decree of dissolution under Section 29-3701(4) of the Act.

An Event of Dissociation of a Member shall not cause the Company to dissolve and the Company shall continue automatically following such an Event of Dissociation.

8.02   **Winding Up**. Following the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business but its separate existence shall continue until Articles of Termination have been filed with the Arizona Corporation Commission or until a decree dissolving the Company has been entered by a court of competent jurisdiction. No Member or Manager shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs.

8.03   **Liquidating Distributions**. The Board of Management, on behalf of the Company, shall collect the Company's Property and take such other and further action as is required to wind up the business and affairs of the Company. The Board of Management shall determine which Property will be sold or otherwise disposed of and which Property will be distributed in kind to the Members. The Board of Management shall then liquidate (as promptly as is consistent with obtaining the fair value thereof) the Property that is to be sold or otherwise disposed of, establish such reserves as the Board of Management shall reasonably deem necessary, and apply or distribute the proceeds of such liquidation, or distribute the Company's Property in kind, in the following order and priority:

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(A) First, to the payment and discharge of all of the Company's debts and liabilities, including debts owed to Unit Holders or Managers. To the extent permitted by law, the Company first shall pay liabilities of the Company for which any Unit Holder or Manager is or may be personally liable; and

(B) Thereafter, to the Unit Holders in accordance with Article V. All distributions pursuant to this Section 8.03(B) shall be made in accordance with the timing requirements of Treasury Regulation Section 1.704 1(b)(2)(ii)(b)(2).

8.04 **Deferral of Sale; Trusts**.

(A) **Deferral of Sale**. Notwithstanding the above provisions, if in winding up the Company the Board of Management shall determine that an immediate sale of part or all of the Company Property would cause undue loss to the Members, the Board of Management may defer, for a reasonable time, liquidation of any assets except those necessary to satisfy liabilities of the Company (other than those to Unit Holders).

(B) **Trusts**. In the discretion of the Board of Management, a pro rata portion of the distributions that would otherwise be made to the Unit Holders pursuant to Section 8.03(B) may be:

(1) Distributed to a trust established for the benefit of the Unit Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Board of Management arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Unit Holders from time to time, in the reasonable discretion of the Board of Management in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Unit Holders pursuant to this Agreement; or

(2) Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Unit Holders as soon as practicable.

8.05 **Deficit Capital Accounts**. Notwithstanding any provision in this Agreement to the contrary except Section 5.01, a Unit Holder with a deficit balance in such Unit Holder's Capital Account shall not be obligated to make any Capital Contributions to the Company to restore such deficit balance to zero and the negative balance of such Unit Holder's Capital Account shall not be considered a debt or obligation of the Unit Holder to the Company, the other Unit Holders, or any other Person.

8.06 **Rights of Unit Holders**. Except as otherwise provided in this Agreement, each Unit Holder shall look solely to the Property of the Company for the return of such Unit Holder's Capital Contribution and no Unit Holder shall have priority over any other Unit Holder with respect to distributions or the return of such Unit Holder's Capital Contribution.

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8.07   **Articles of Termination**. On the completion of the winding up of the Company and the distribution of the Property of the Company as provided herein, the Board of Management shall file with the Arizona Corporation Commission such Articles of Termination or other documents as may be required by the Act to terminate the Company, if any. The date of the Company's termination shall be as set forth in the Act or other applicable law.

8.08   **Incorporation**. At any time, in connection with an initial public offering or upon the written request of a majority in interest of Voting Members, the Board shall have the power and authority to, and shall, effect (a) the conversion of the Company's business form from a limited liability company to a corporation, (b) the merger of the Company with or into a new or previously-established but dormant corporation having no assets or liabilities, debts or other obligations of any kind whatsoever other than those associated with its formation and initial capitalization or (c) the contribution of the assets and liabilities of the Company to a corporation in exchange for one class of common stock in such corporation, followed by a liquidation of the Company and a distribution of the Public Vehicle's common stock to the Members (such a conversion, merger or liquidation is referred to as a "Conversion" and such corporation is referred to as the "Public Vehicle"). Upon the consummation of a Conversion, the Units held by each Member shall be converted into or exchanged for a number of shares of the Public Vehicle's common stock determined by (i) calculating the fair market value of the Company based upon the actual offering price of the Public Vehicle's common stock and the number of shares of common stock to be outstanding after such offering and (ii) by determining the amount each Member would receive if (A) all of the Company's assets were sold for such fair market value and (B) the proceeds were distributed in accordance with Article V. The Board determination of the number of shares of the Public Vehicle's common stock that each Member receives upon a Conversion shall be final and binding on the Members absent manifest arithmetic error. The Board shall use reasonable efforts to undertake any Conversion in such manner as would provide for no gain or loss to the Members solely as a result of the Conversion.


ARTICLE IX

MISCELLANEOUS PROVISIONS


9.01   **Amendments**.

        (A)   **Amendments by the Members**.

           (1)   Amendments to this Agreement may be proposed by any Manager or by any Voting Members holding five percent (5%) or more of the Voting Units. Following such proposal, the Board of Management shall submit to the Members a verbatim statement of any proposed amendment, and the Board of Management shall include in any such submission a recommendation as to the proposed amendment. The Board of Management shall seek the written vote of the Voting Members on the proposed amendment pursuant to Section 6.14(J) or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the Board of Management may require response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a vote which is consistent with the Board of Management's recommendation with respect to the proposal. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of a majority in interest of the Voting Members, subject to compliance, if applicable, with Section 6.05(B).

(2) Notwithstanding the above, this Agreement shall not be amended without the consent of each Person adversely affected if such amendment would modify the limited liability of a Member.

(B) **Amendments by Managers**.

(1) This Agreement may be amended by the Board of Management without the consent or approval of the Members as follows:

(a) to admit Additional Members, provided the requirements of Section 7.09 have been satisfied;

(b) to preserve the legal status of the Company as a limited liability company under the Act or other applicable state or Federal laws if such does not change the substance hereof, and the Company has obtained the opinion of its counsel to that effect;

(c) to add to the representations, duties or obligations of the Managers or surrender any right or power granted to the Managers herein, for the benefit of the Members;

(d) to change the name of the Company, to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, to clarify any provision of this Agreement or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; and

(e) as provided in Section 1.10(D) of <u>Exhibit C</u>.

(2) No amendment shall be made pursuant to Section 9.01(B) which would adversely affect the federal income tax treatment to be afforded Members or extend or otherwise modify the term of the Company.

9.02 **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

9.03 **Captions**. All article and section titles or captions in this Agreement are inserted for convenience only and shall not be deemed a part of the context of this Agreement nor are they relevant to the intent of any provision of this Agreement.

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9.04   **Construction**. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

9.05   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which may be executed by one of the parties hereto, with the same force and effect as though all the parties executing such counterparts had executed the same instrument. All counterparts shall be construed together and shall constitute one agreement.

9.06   **Further Action**. Each Member, upon the request of any Manager, agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

9.07   **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

9.08   **Integrated Agreement**. This instrument contains the entire understanding and agreement of the parties hereto with respect to all matters referred to herein and all prior negotiations and understandings are hereby merged into this Agreement and there are no agreements, restrictions, representations or warranties among the parties other than those set forth or described in this Agreement.

9.09   **Notices**. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered, or certified mail, addressed as follows, or to such other address as such Person may from time to time specify by notice to the Members:

> **(A)**   If to the Company, to the Company at the address set forth in Section 2.03 hereof; and

> **(B)**   If to a Member or Manager, to the address set forth below such Member or Manager's name on Exhibit A attached hereto.

Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date so delivered, if delivered personally, or two (2) calendar days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by regular, registered or certified mail, postage and charges prepaid. Any Person may from time to time specify a different address by notice to the Company and the Members.

9.10   **Severability**. If any provision of this Agreement or portion thereof is determined by a court of competent jurisdiction to be wholly or partially unenforceable or invalid for any reason, such provision or portion thereof shall be considered separate from the remainder of this Agreement, which shall remain in full force and effect. In the event that any provision of this Agreement is held to be overbroad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable to the fullest extent allowable. The parties hereby agree that such amendment shall be accomplished as follows:

(A) In the case of duration, the length of the covenant or provision shall be reduced in increments of one (1) month each until it is of the greatest duration as may be enforceable under applicable law.

(B) In the case of geographic scope, the geographic scope of the covenant or provision shall be reduced until it is of the greatest geographic scope as may be enforceable under applicable law, which reduction shall be effected by eliminating, one by one, individual states in the United States commencing with the state in which the fewest customers of the Company are located (based upon Company sales records) and continuing in the inverse order of customers (fewest to the most).

9.11 **Sole and Absolute Manager Discretion**. Except as otherwise provided in this Agreement, all actions which any Manager may take and all determinations which any Manager may make pursuant to this Agreement may be taken and made in the sole and absolute discretion of such Manager.

9.12 **Time of the Essence**. Time is of the essence of this Agreement and all the terms and provisions hereof.

9.13 **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

9.14 **Spouses Bound by Agreement**. Each Member who is married and becomes a Member as of the Effective Date shall cause his or her spouse to execute Exhibit B consenting to the terms of this Agreement. If an unmarried Member should marry during the term of this Agreement, such Member shall obtain the consent of his or her spouse to the terms of this Agreement within thirty (30) days of the date of the marriage. Failure to obtain the foregoing consents shall constitute a material breach of this Agreement and, in addition to any other rights and remedies available to the Company, shall entitle, but not require, the Company or its designee to purchase the Unit Holder's Units for a price equal to the Value Upon Hypothetical Dissolution of such Units as of (i) the Effective Date, with respect to Members who are married and party to this Agreement as of the Effective Date or (ii) the date of the marriage, with respect to unmarried Members who marry during the term of this Agreement, provided that the breaching Member does not cure such breach by delivering the Exhibit B consent executed by such Member's new spouse prior to consummation of the Company's purchase pursuant to the procedures provided in the following sentences. The Company shall provide notice of its intent to purchase a Unit Holder's Units pursuant to this Section 9.14 within 180 days of the Company's actual knowledge of a breach of this Section 9.14. Unless the breach has been cured as provided above, the Company shall consummate its purchase of Units pursuant to this Section 9.14 by paying twenty percent (20%) of the purchase price in cash within sixty (60) days after the later of (i) the date the Company notifies a Unit Holder on behalf of itself or its designee of the Company's intent to purchase such Unit Holder's Units pursuant to this Section 9.14

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or (ii) the Determination of Value (the "<u>Initial Payment Date</u>"), and the balance in four (4) equal annual installments commencing on the one-year anniversary of the Initial Payment Date, together with interest on the unpaid balance from time to time outstanding until paid at one percent (1%) over the Prime Rate, not to exceed eight percent (8%), payable at the same time as and in addition to the installments of principal; provided, that the Board of Management may, in its discretion, defer the Initial Payment Date for up to twenty-four (24) months. The Company or its designee may prepay the outstanding balance at any time without premium or penalty.

9.15 **Agreement Drafted by Attorneys for Phat Scooters Inc.** Each Member acknowledges that Osborn Maledon P.A., acted as counsel for Phat Scooters Inc. in connection with preparation of this Agreement. Each Member further acknowledges that:

(A) SUCH MEMBER HAS BEEN ADVISED THAT A CONFLICT OF INTEREST MAY EXIST BETWEEN SUCH MEMBER'S INTERESTS AND THOSE OF THE COMPANY AND THE OTHER MEMBERS;

(B) SUCH MEMBER HAS BEEN ADVISED BY COUNSEL TO PHAT SCOOTERS INC. THAT THIS AGREEMENT MAY HAVE TAX CONSEQUENCES;

(C) SUCH MEMBER HAS RECEIVED NO REPRESENTATIONS FROM COUNSEL TO PHAT SCOOTERS INC. ABOUT THE TAX CONSEQUENCES OF THIS AGREEMENT;

(D) SUCH MEMBER HAS BEEN ADVISED BY COUNSEL TO PHAT SCOOTERS INC. TO SEEK THE ADVICE OF INDEPENDENT COUNSEL WITH RESPECT TO ALL ASPECTS OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION TAX CONSEQUENCES; AND

(E) SUCH MEMBER HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT COUNSEL.

DEFAULT AND OTHER LEGAL REMEDIES

9.16 **Applicable Law**. This Company was formed pursuant to the laws of the State of Arizona and this Agreement shall be construed in accordance with the laws and court decisions of that state and the Act applying therein, as the same may be amended from time to time; provided, however, that unless that Act expressly provides that the statute supersedes any provision contained in this Agreement, the terms and conditions of this Agreement shall apply unless expressly amended in writing by the Members.

9.17 **Events of Default**. A Default shall occur when a Manager or Unit Holder breaches any provision of this Agreement and fails to remedy or cure such breach within ten (10) days after written notice is received by that Manager or Unit Holder.

9.18 **Effect of Default**. Upon the occurrence of a Default by a Unit Holder or Manager, the Company with the written consent of all of the non-defaulting Managers and a majority in interest of the non-defaulting Voting Members shall have the option, exercisable by giving

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the Unit Holder or Manager in Default written notice of the election of such option, to bring an action by or on behalf of the Company or the non-defaulting Members as may be permitted in order to recover damages or other appropriate relief.

9.19   **Attorneys' Fees**. In the event the Company or any Member finds it necessary to bring an action against any other party to enforce any of the terms, covenants and conditions hereof, or by reason of any breach or default hereunder, the party prevailing in any such action or other proceeding shall be paid all reasonable attorneys' fees by the other party, and in the event any judgment is secured by such prevailing party, all such attorneys' fees shall be included in any such award or judgment.

9.20   **Waiver of Actions**. The Members agree that irreparable damage will be done to the good will and reputation of the Company if any Member should bring any action in court to dissolve this Company. Care has been taken in this Agreement to provide for the fair and just compensation to a Member. Accordingly, each Member accepts the provisions of this Agreement as his sole entitlement on the termination of such Member's relationship with the Company and acknowledges that such provisions are just and reasonable; waives and renounces such Member's right to seek a court decree of dissolution or accounting, or to seek the appointment of a liquidator by judicial action; and agrees that in the event any Member should bring any action to dissolve this Company, or for the appointment of a liquidator in contravention of this provision or for an accounting, such Member shall pay all costs, fees and expenses incurred by the Company and the remaining Members in such action including, without limitation, attorneys' fees, accounting fees and costs.

9.21   **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that he may have to maintain any action for partition with respect to any of the Company Property.

9.22   **Waiver of Breach**. The waiver of any breach of any term, covenant or condition of this Agreement by any of the parties hereto shall not constitute a continuing waiver or a waiver of any subsequent breach, either of the same or of any other additional or different term, covenant or condition of this Agreement.

9.23   **Confidentiality**.

(A) The Members acknowledge that, as a consequence of their business relationship and activities with each other hereunder, certain trade secrets and information of a proprietary or confidential nature relating to their respective businesses and customers and the business and customers of the Company have been and will be disclosed to each other, including, without limitation, the terms of this Agreement, certain technology and information about trade secrets, inventions, products, services, patents, licenses, research projects, costs, special manufacturing methods, processes, techniques, protocols, treatment or chemical composition of material, special tooling, plans for future development, market analyses, product uses, projects and plans, information regarding their financial status, customers, profits, profit margins and project costs, quality assurance study results, pricing information, material and labor costs and certain other information of commercial value that is not known generally or publicly outside of their respective businesses or the businesses of the Company (collectively, "Confidential Information"). Confidential

Information does not include information which (a) becomes generally available to the public other than as a result of a disclosure by a Member, (b) was available to a Member on a non-confidential basis prior to its disclosure to such Member by the Company, or any of its representatives or agents, or (c) becomes available to a Member on a non-confidential basis from a source other than the Company, or any of its representatives or agents, *provided* that such source is not bound by a confidentiality agreement with the Company or any of its representatives or agents or otherwise prohibited from transmitting the information to such Member.

(B) Each Member acknowledges that such Confidential Information is of considerable importance and may be the result of the incurrence of substantial costs and expense and the expenditure of substantial development time, and agrees that its relationship to the other Members and to the Company with respect to such Confidential Information shall be fiduciary in nature. The Members will each hold in confidence and not disclose (except to such Member's accountants, attorneys, other advisors and equity holders), nor make use of Confidential Information, except (i) as required to fulfill the rights and obligations of the Members hereunder, (ii) as authorized in writing by the Board, (iii) as required by law, or (iv) disclosures to other lenders under any credit facility provided by such Member and such other lenders to the Company, to the extent permitted under the documents evidencing such credit facility. The Members acknowledge that, in the event of such disclosure to a third party, other than a disclosure required by law, such third party shall be required to maintain the confidentiality of the Confidential Information to the same extent as the Members.

9.24   **Consent to Jurisdiction; Venue; Service of Process**. The Parties agree that jurisdiction and venue in any suit, action or proceeding brought by any party pursuant to this Agreement shall properly and exclusively lie in any federal or state court located in Arizona. Each party also agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement in any other court (other than upon the appeal of any judgment, decision or action of any such court). By execution and delivery of this Agreement, each party irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such suit, action or proceeding. The parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that any such court is an improper or inconvenient forum for the resolution of such suit, action or proceeding. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or court rule.

[*Signature Page Follows*]

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IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first set forth above.

MANAGERS:

_____
Peter Johnson

_____
Derrick Mains

_____
Alex Panelli

COMMON MEMBERS:

PHAT SCOOTERS INC.,
a Delaware corporation

_____
By: Peter Johnson, CEO

<u>**Incentive Members**</u>**:**

[No Incentive Members as of the date of this Agreement.]

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EXHIBIT A
to the
Operating Agreement
of
Riding Phat LLC

as of September 2, 2020

(Subject to amendment as provided in Section 6.07(A) and Section 7.09)

Manager

Peter Johnson

Derrick Mains

Alex Panelli

Members

	Units Authorized	Units Issued	Units Reserved	Capital Contributions	Preference Amount	Adjustment Amount	Profits Interest Yes/No	% of Units / Class	% Fully Diluted
Common Units	6,000,000								
Phat Scooters Inc.		5,000,000			$ 2,500,000	$ -	No	100.00%	100.00%
Subtotal		5,000,000	-	$ -	$ 2,500,000	$ -		100.00%	100.00%
Series Seed Units	3,000,000								
									0.00%
Subtotal		-	-	$ -	$ -	$ -		0.00%	0.00%
Incentive Units	1,648,936								
									0.00%
Subtotal		-	-	$ -	$ -	$ -		0.00%	0.00%
TOTAL		5,000,000	-	$ -	$ 2,500,000	$ -			100.00%
Notes									

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EXHIBIT B
to the
Operating Agreement
of
Riding Phat LLC

AGREEMENT OF SPOUSE

1. **Consent of Spouse**. Each spouse executing this <u>Exhibit B</u> hereby acknowledges that he or she has received a copy of the Operating Agreement (the "<u>Agreement</u>") of Riding Phat LLC to which this <u>Exhibit B</u> is attached and consents to be bound by its terms and conditions. Should an event occur which requires that a Unit Holder offer or be deemed to have offered such Unit Holder's Units to the Company or its designee, then the rights and obligations of the offerees shall extend not only to the Units actually owned by the Unit Holder but also to the Units owned, legally or beneficially, by the Unit Holder's spouse and by the community of the Unit Holder and his or her spouse. Each spouse of a Unit Holder hereby irrevocably authorizes the Unit Holder to make any offers required to be made under this Agreement and to take any other action authorized or required by a Unit Holder under this Agreement.

2. **Option to Purchase**. In the event that the marriage of any Unit Holder is terminated by divorce, dissolution or legal separation, the spouse of any Unit Holder shall not be entitled to receive any of that Unit Holder's Units, under either a court decree or property settlement agreement. If, however, a court of competent jurisdiction should grant such Units, or any portion thereof, to a spouse of a Unit Holder pursuant to a decree of divorce, dissolution or legal separation, then such Unit Holder shall have an option to purchase such Units from his or her spouse. This option shall be exercised, if at all, within thirty (30) days after the date of entry of the decree of divorce, dissolution or legal separation. The purchase price shall be the lesser of the value set forth in the decree of divorce, dissolution or legal separation, whichever is applicable, or the Value Upon Hypothetical Dissolution, and shall be payable in accordance with the terms set forth in Section 7.04(C) of the Agreement. If the Unit Holder fails to exercise his or her option within that thirty (30) day period, the Company or its designee shall have the option, for a thirty (30) day period after receipt of written notice of such Unit Holder's failure to exercise his or her option, to purchase the spouse's Units for the purchase price, and under the terms and conditions, applicable to the Unit Holder hereunder.

IN WITNESS WHEREOF, the undersigned, _____, spouse of _____, a Unit Holder in the Company, hereby agrees to all of the terms and conditions set forth in the Agreement and in this <u>Exhibit B</u> thereto.

Date: _____   _____
(Signature)

B-1   8654410

EXHIBIT C

TAX MATTERS

Unless otherwise indicated, all references to "Sections" in this Exhibit C shall refer to Sections of this Exhibit C, the Code (defined below) or the Regulations (defined below), as applicable. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Second Amended and Restated Operating Agreement of **Riding Phat LLC**, dated as of September 2, 2020, as amended (the "Agreement").

1.01 **Definitions**. The capitalized words and phrases used in this Exhibit C shall have the following meanings:

(A) **Adjusted Agreed Value** means, with respect to Company Property, the Property's Initial Agreed Value with the adjustments required under this Agreement.

(B) **Adjusted Capital Account Balance** means, with respect to any Unit Holder, the Unit Holder's Capital Account as of the end of the relevant Fiscal Year, after increasing the Capital Account by the amounts which the Unit Holder is obligated to restore under this Agreement or is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g) and (i)(5) (i.e., the Unit Holder's share of Minimum Gain and Member Minimum Gain).

(C) **Adjusted Capital Account Deficit** means, with respect to any Unit Holder, the deficit balance, if any, in the Unit Holder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(1) the Capital Account shall be increased by the amounts which the Unit Holder is obligated to restore under this Agreement or is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g) and (i)(5) (i.e., the Unit Holder's share of Minimum Gain and Member Minimum Gain); and

(2) the Capital Account shall be decreased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4),(5) and (6).

This definition of Adjusted Capital Account Deficit is intended to comply with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with that Regulation.

(D) **Capital Account** means, with respect to each Unit Holder, the capital account maintained in the Company's books and records in the following manner:

(1) Each Unit Holder's Capital Account shall be credited by

(a) the amount of money contributed by the Unit Holder to the Company;

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(b)   the fair market value of the Company Property contributed by the Unit Holder to the Company (net of liabilities secured by such Property that the Company is considered to assume or take subject to under Section 752 of the Code);

(c)   the amount of Profits or items of income and gain allocated to the Unit Holder pursuant to Section 1.02, 1.03, or 1.05, but not items of income and gain allocated to the Unit Holder pursuant to Section 1.04; and

(d)   the amount of Company liabilities that are assumed by the Unit Holder under Regulation Section 1.704-1(b)(2)(iv)(c).

(2)   Each Unit Holder's Capital Account shall be debited by

(a)   the amount of money distributed to the Unit Holder;

(b)   the fair market value of any Property distributed to the Unit Holder (net of liabilities secured by such Property that the Unit Holder is considered to assume or take subject to under Section 752 of the Code);

(c)   the amount of Losses and items of deduction and loss allocated to the Unit Holder pursuant to Section 1.02, 1.03, or 1.05, but not items of deduction and loss allocated to the Unit Holder pursuant to Section 1.04; and

(d)   the amount of the Unit Holder's liabilities that are assumed by the Company under Regulation Section 1.704-1(b)(2)(iv)(c).

(3)   If Company Property is distributed to a Unit Holder, the Capital Accounts of all Unit Holders shall be adjusted in the same manner as if the distributed Property were sold in a taxable transaction for an amount equal to the gross fair market value of such Property on the date of distribution (taking into account Section 7701(g) of the Code) and the Profit or Loss from such disposition were allocated among the Unit Holders pursuant to this Agreement.

(4)   If money or other Property (other than a de minimis amount) is

(a)   contributed to the Company by a new or existing Unit Holder in exchange for Units;

(b)   distributed by the Company to a Unit Holder as consideration for Units in the Company, or

(c)   Units are granted to a new or existing Unit Holder in exchange for services rendered to the Company,

then, if the Board of Management deems such an adjustment necessary to reflect the economic interests of the Unit Holders (or in the case of an event described in

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subsection (c) above, to the extent necessary to qualify the Unit as a Profits Interest as defined in Revenue Procedure 93-27), the Adjusted Agreed Value of the Company's Property shall be adjusted to equal its gross fair market value on such date (taking into account Section 7701(g) of the Code) and the Capital Accounts of all Unit Holders shall be adjusted in the same manner as if all the Company's Property had been sold in a taxable transaction for such amount on such date and the Profits or Losses allocated to the Unit Holders pursuant to this Agreement.

(5) To the extent that Regulation Section 1.704-1(b)(2)(iv)(m) requires an adjustment to the tax basis of any Company Property pursuant to Code Section 734(b) or Code Section 743(b) to be taken into account in determining Capital Accounts, the Adjusted Agreed Value of the Company's Property and the Capital Accounts of the Unit Holders shall be adjusted in the manner required under that Section of the Regulations.

(6) The transferee of any Units transferred pursuant to this Agreement shall succeed to the Capital Account of the transferor that is attributable to the transferred Units. The parties intend that the Capital Accounts of all Unit Holders be maintained in accordance with Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted in a manner consistent with that Section of the Regulations.

(E) **Code** means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(F) **Company Minimum Gain** has the meaning set forth in Regulation Section 1.704-2(b)(2) for "partnership minimum gain".

(G) **Initial Agreed Value** means, with respect to Property contributed to the Company, the Property's fair market value upon contribution (as determined by mutual agreement of the contributing Unit Holder and the Company) and, with respect to all other Property, the Property's adjusted basis for federal income tax purposes at the time it is acquired.

(H) **Member Nonrecourse Debt** has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations for "partner nonrecourse debt".

(I) **Member Nonrecourse Debt Minimum Gain** has the meaning set forth in Regulation Section 1.704-2(i) for "partner nonrecourse debt minimum gain".

(J) **Member Nonrecourse Deductions** has the meaning set forth in Regulation Section 1.704-2(i) for "partner nonrecourse deductions".

(K) **Nonrecourse Deductions** has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions shall be determined according to the provisions of Regulation Section 1.704-2(c).

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(L) **Nonrecourse Liability** has the meaning set forth in Regulation Section 1.704-2(b)(3).

(M) **Profits and Losses** means, for each Fiscal Year or other period for which Profits and Losses must be computed, the Company's taxable income or loss determined in accordance with Code Section 703(a), adjusted as follows:

(1) taxable income or loss shall include all items of income, gain, loss, or deduction which Code Section 703(a)(1) requires to be stated separately;

(2) Profits or Losses shall include any tax-exempt income of the Company not otherwise taken into account in computing Profits or Losses;

(3) Profits or Losses shall include Company expenditures which are described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and which are not otherwise taken into account in computing Profits or Losses;

(4) gain or loss resulting from any taxable disposition of Company Property shall be computed by reference to the Property's Adjusted Agreed Value, rather than by reference to the Property's adjusted basis for federal income tax purposes;

(5) in computing Profits and Losses, if the Adjusted Agreed Value of Company Property differs from the Property's adjusted basis for federal income tax purposes, then the amount of depreciation, depletion, or amortization for a period with respect to the Property shall be the amount that bears the same relationship to the Adjusted Agreed Value of such Property as the depreciation (or cost recovery deduction), depletion, or amortization computed for tax purposes with respect to such Property for such period bears to the adjusted tax basis of such Property or, if the Property has a zero basis for tax purposes, the amount determined under any reasonable method selected by the Board of Management;

(6) Profits and Losses shall not include any items which are specially allocated pursuant to Section 1.04 or 1.05 hereof.

(N) **Partnership Representative** means the Person appointed pursuant to this Agreement to serve as the "partnership representative" (as defined in Code Section 6223) for the Company.

(O) **Treasury Regulations** or **Regulations** means the income tax regulations, including any temporary regulations, promulgated pursuant to the Code as such regulations may be amended or superseded from time to time.

1.02 **General Allocations of Profits and Losses**. After making any special allocations contained in Section 1.05, Profits and Losses for any Fiscal Year shall be allocated in a manner that causes the Adjusted Capital Account Balances of each Member to equal the amount that would be distributed to such Member (i) pursuant to Section 5.02 of the

Agreement and (ii) to such Member pursuant to Section 5.03 of the Agreement if all the Company's assets were sold for their respective Adjusted Agreed Values (with payments to any holder of a nonrecourse debt being limited to the Adjusted Agreed Value of the assets securing repayment of such debt), and the proceeds of such hypothetical sale (net of debt repayments) were applied and distributed in accordance with Section 5.02 and Section 5.03 of the Agreement.

(A) **Special Loss Allocation**. If the company incurs Losses at any time when the Members' Adjusted Capital Account Balances have been reduced to or below zero, such Losses shall be allocated among the Unit Holders in the ratio of the number of Units held by each.

(B) **Special Profits Allocation**. If the Company incurs Profits at any time when the Members' Adjusted Capital Account Balances are less than zero and the hypothetical liquidation described in this Section 1.02 would not result in any distributions to the Members, Profits shall be allocated to the Members in proportion to their negative Adjusted Capital Account Balances, until such negative balances have been eliminated.

1.03 **Loss Limitations**.

(A) No Losses shall be allocated to any Unit Holder pursuant to Section 1.02 if the allocation would create or increase an Adjusted Capital Account Deficit for that Unit Holder. All Losses subject to the limitation set forth in this Section 1.03(A) shall be allocated among the remaining Unit Holders in the ratio of the number of Units held by each. If all Unit Holders are subject to the limitation of this Section 1.03(A), Losses shall be allocated among the Unit Holders in the ratio of the number of Units held by each or in such other ratio that is in accordance with the Unit Holders' interests in the Company, as determined by the Board of Management. Any other provision of this Agreement to the contrary notwithstanding, if any Losses are allocated pursuant to this Section 1.03(A), those Losses shall be recovered, on a *pari passu* basis, from the next available Profits of the Company.

1.04 **Section 704(c) Allocations**.

(A) **Contributed Property**. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall be allocated among the Unit Holders, solely for tax purposes, so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution).

(B) **Adjustments to Agreed Value**. If the Adjusted Agreed Value of any Company Property is adjusted as provided in Section 1.01(D)(4), subsequent allocations of income, gain, loss, and deduction with respect to the Property shall, solely for tax purposes, take account of any variation between the adjusted basis of the Property for

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federal income tax purposes and its Adjusted Agreed Value in the manner as provided under Code Section 704(c) and the Regulations thereunder.

1.05   **Regulatory Allocations**. The following allocations shall be made in the following order:

(A)   Company Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3), (4), and (5), if, during any Fiscal Year, there is a net decrease in Company Minimum Gain, each Unit Holder, prior to any other allocation pursuant to this Exhibit C, shall be specially allocated items of gross income and gain for such Fiscal Year (and, if necessary, succeeding Fiscal Years) in an amount equal to that Unit Holder's share of the net decrease of Company Minimum Gain, computed in accordance with Regulation Section 1.704-2(g)(2). Allocations of gross income and gain pursuant to this Section 1.05(A) shall be made first from gain recognized from the disposition of Company Property subject to Nonrecourse Liabilities to the extent of the Minimum Gain attributable to that Property, and thereafter, from a *pro rata* portion of the Company's other items of income and gain for the Fiscal Year. It is the intent of the parties hereto that any allocation pursuant to this Section 1.05(A) shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

(B)   Member Nonrecourse Debt Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(i)(4), if, during any Fiscal Year, there is a net decrease in Member Nonrecourse Debt Minimum Gain, each Unit Holder with a share of that Member Nonrecourse Debt Minimum Gain (determined under Regulation Section 1.704-2(i)(5)) as of the beginning of the Fiscal Year, shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, succeeding Fiscal Years) in an amount equal to that Unit Holder's share of the net decrease in Member Nonrecourse Debt Minimum Gain, computed in accordance with Regulation Section 1.704-2(i)(4). Allocations of gross income and gain pursuant to this Section 1.05(B) shall be made first from gain recognized from the disposition of Company Property subject to Member Nonrecourse Debt to the extent of the Member Minimum Gain attributable to that Property, and thereafter, from a *pro rata* portion of the Company's other items of income and gain for the Fiscal Year. It is the intent of the parties hereto that any allocation pursuant to this Section 1.05(B) shall constitute a "partner nonrecourse debt minimum gain chargeback" under Regulation Section 1.704-2(i)(4).

(C)   Qualified Income Offset. If a Unit Holder unexpectedly receives an adjustment, allocation, or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4),(5), or (6), then, to the extent required under Regulations Section 1.704-1(b)(2)(d), such Unit Holder shall be allocated items of income and gain of the Company (consisting of a *pro rata* portion of each item of Company income, including gross income and gain for that Fiscal Year) before any other allocation is made of Company items for that Fiscal Year, in the amount and in proportions required to eliminate the Unit Holder's Adjusted Capital Account Deficit as quickly as possible. This Section 1.05(C) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

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   (D) <u>**Member Nonrecourse Deductions**</u>. Any Member Nonrecourse Deduction for any Fiscal Year or other period attributable to a Member Nonrecourse Debt shall be allocated to the Unit Holder who bears the risk of loss for the Member Nonrecourse Debt in accordance with Regulation Section 1.704-2(i).

   (E) <u>**Nonrecourse Deductions**</u>. Nonrecourse Deductions for a Fiscal Year or other period shall be allocated among the Unit Holders in the ratio that they share Profits and Losses for that period.

   (F) <u>**Regulatory Allocations**</u>. The allocations included in Section 1.05 are included to comply with the Regulations under Section 704(b) of the Code. In allocating other items of income, gain, loss and deduction, the allocations included in Section 1.05 shall be taken into account so that to the maximum extent possible the net amount of income, gain, loss and deduction allocated to each Unit Holder will be equal to the amount that would have been allocated to each Unit Holder if the allocations contained in Section 1.05 had not been made.

1.06 <u>**Varying Interests; Allocations in Respect to Changes in Units**</u>. Profits, Losses, and other items shall be calculated on a monthly, daily, or other basis permitted under Code Section 706 and the Regulations. If any Units are issued, cancelled, sold, assigned, or transferred during any Fiscal Year in compliance with the provisions of this Agreement, Profits, Losses, each item thereof, and all other items attributable to such Units for such Fiscal Year shall be divided and allocated among the Unit Holders during such Fiscal Year by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board of Management.

1.07 <u>**Partnership Representative**</u>. The Members hereby agree that: (i) Phat Scooters Inc. will be designated the initial "partnership representative" within the meaning of Section 6223(a) of the Code (the "<u>Partnership Representative</u>") and the Board of Managers shall be authorized to take any actions necessary under Treasury Regulations or other guidance to cause such person to be designated as such; (ii) if an entity is designated as Partnership Representative, the Board of Managers shall simultaneously designate an individual who will act for the entity Partnership Representative; (iii) the Partnership Representative may be removed and replaced at any time by the Board of Managers; (iv) the Company and each Member agree that they shall be bound by the actions taken by the Partnership Representative, as described in Section 6223(b) of the Code; (v) the Members hereby consent to the election set forth in Section 6226(a) of the Code or to the election set forth in Section 6225(c) of the Code, and agree to take any action, and furnish the Partnership Representative with any information necessary, to give effect to any such election if the Board of Managers decides to make such election; (vi) any imputed underpayment imposed on the Company pursuant to Section 6232 of the Code (and any related interest, penalties or other additions to tax) that the Board of Managers reasonably determines is attributable to one or more Members (including any former Member) shall be, in the Board of Managers' sole discretion, either (A) treated as an amount withheld pursuant to the provisions of paragraph 5.05 or (B) promptly paid by such Members to the Company (pro rata in proportion to their respective shares of such underpayment) within 15 days following the Board of Manager's request for payment, which request for payment, for the avoidance of doubt, will be made only after the Company has received a notice of final partnership adjustment pursuant to Section 6231 of the Code (and any failure to pay such amount shall result in a subsequent reduction in distributions otherwise payable to such Member plus interest on such amount calculated at the Prime Rate plus 4%) and/or shall constitute a "Default" subject to the terms of Article 9.15); provided, that in making the determination of which Member (including former Members) any such imputed underpayment is attributable to, the Board of Managers will allocate any imputed underpayment imposed on the Company (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax-exempt status; and (v) the Partnership Representative will be considered a "Covered Person" and the provisions of Section 6.09 shall apply to the Partnership Representative. The Partnership Representative shall be authorized to take any of the foregoing actions (or any similar actions), to the extent necessary to allow the Company to comply with the partnership audit provisions of the Bipartisan Budget Act of 2015. Regarding the potential obligation of a former Member under this paragraph, the following shall apply: (i) each Member agrees that notwithstanding any other provision in this Agreement if it is no longer a Member it shall nevertheless be obligated for any responsibilities under this paragraph as if it were a Member at the time of demand hereunder; and (ii) the Board of Managers will not be required to consent to the transfer of interest of any Member unless the transferee receiving such interest agrees that in the event the transferor of such interest does not fulfill its obligation under the preceding clause (i) within 20 Business Days following written demand by the Board of Managers, such transferee shall be jointly and severally liable with such transferor for such obligation and the Board of Managers may thereafter treat the transferee as the relevant Member for purposes of this Subsection. The Partnership Representative will provide prompt written notification to each Member in the event of any audit of the Company by the United States Internal Revenue Service and provide all information reasonably requested by any Member regarding such audit and associated proceedings. The provisions of this Section 1.07 will not apply to any Taxable Year of the Company for which the Company has made a valid election out of Subchapter C of Chapter 63 of the Code pursuant to Section 6221 of the Code.

1.08   **Tax Credits**. Pursuant to Regulation Section 1.704-1(b)(4)(ii), Company expenditures that give rise to tax credits, and the tax credits associated with such Company expenditures, shall be allocated among the Interest Holders in the same manner as the loss or deduction arising from the expenditure that gave rise to the credit were allocated pursuant to this Exhibit C.

1.09   **Compliance With Proposed Regulations**. The Internal Revenue Service (the "Service") has issued proposed regulations Section 1.83(l) providing that subject to such additional conditions, rules, and procedures that the Service may prescribe, a partnership and all of its partners may elect a safe harbor under which the fair market value of a partnership interest that is transferred in connection with the performance of services will be treated as being equal to the liquidation value of that interest (the "Safe Harbor"). Such proposed regulations will become effective on the date final regulations are published in the federal register. The Members hereby agree that as of the date such regulations become effective

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(i) the Board of Management is hereby authorized and directed on behalf of the Company to elect the Safe Harbor and take such actions, including amendments to this Agreement, to comply with the requirements of the Safe Harbor as such may be contained in final regulation; and (ii) the Company and each of its Members (including any person to whom Units are transferred in connection with the performance of services) hereby agrees to comply with all requirements of the Safe Harbor with respect to all Units transferred in connection with the performance of services while the election remains effective.

1.10 **Miscellaneous**.

(A) **Returns and Other Elections**. The Board of Management shall cause the preparation and timely filing of all tax returns required pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. All elections permitted to be made by the Company under federal or state laws shall be made by the Board of Management in its sole discretion.

(B) **Information**. Within seventy-five (75) days after the end of each Fiscal Year, or such later time as the Board of Management shall select, the Board of Management shall cause to be sent to each Person who was a Unit Holder at any time during that Fiscal Year, the tax information concerning the Company which is necessary for preparing the Unit Holder's income tax returns for the Fiscal Year. Within fifteen (15) days after the end of each quarter of each Fiscal Year, or such later time as the Board of Management shall select, the Board of Management shall cause to be sent to each Person who was a Unit Holder at any time during that quarter of the Fiscal Year, the tax information concerning the Company which is necessary for preparing the Unit Holder's quarterly estimated income tax returns for that quarter of that Fiscal Year.

(C) **Knowledge**. Each Unit Holder acknowledges that such Unit Holder understands the economic and income tax consequences of the allocations under this Agreement and agrees to be bound by the provisions of this Exhibit C in reporting such Unit Holder's taxable income and loss from the Company.

(D) **Amendment**. Notwithstanding any other provisions in this Agreement to the contrary, the Board of Management may amend this Exhibit C to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no such amendment shall materially affect the distributions to a Unit Holder without the Unit Holder's prior written consent.

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EXHIBIT B

Term Sheet

(see attached)

Riding Phat LLC

September 2, 2020

Memorandum of Terms for
Series Seed Unit Financing

This memorandum summarizes the principal terms offered by Riding Phat LLC (the "<u>Company</u>"), for the purchase and sale of Series Seed Units. This memorandum is a nonbinding summary, and neither the Company nor any Investor will be bound except by and upon execution and delivery by the Company and such Investor of mutually acceptable definitive documents.

Issuer:	Riding Phat LLC, an Arizona limited liability company.
Amount of Financing:	Up to $600,000, subject to increase up to $1,070,000 by the Company in its discretion.
Type of Financing:	This financing will be offered pursuant to a Regulation Crowdfunding to investors (each, an "Investor") via Wefunder Portal LLC.
Type of Security:	Series Seed Units (the "<u>Series Seed Units</u>").
Price Per Series Seed Unit:	$0.3760 per Series Seed Unit, which represents a fully-diluted pre-money valuation of approximately $2,500,000.
Minimum Closing Amount:	$150,000.
Capitalization:	The current and pro-forma capital structure of the Company, assuming the subscription of $600,000 of Series Seed Units provided for in this financing, is as set forth on Exhibit A attached hereto.
Use of Proceeds:	Working capital and general corporate uses, such as production of six (6) initial episodes and advertising therefor.
Fees and Expenses:	Each of the Company and the Investor will bear its own fees and expenses in connection with this financing, including any and all attorneys and due diligence expenses. In addition, Wefunder Portal LLC will receive 6.5% of the offering amount upon a successful fundraise and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Company in connection with the offering.
Risks of Investment	**An investment in the Series Seed Units is speculative and involves a high degree of risk. Investors should understand the various risks of an investment in the Company as proposed herein and must be able to afford to bear such risks, including, without limitation, the risks of losing their entire investment.**
	Investors are encouraged to conduct their own due diligence investigation of such risks and to ask questions and request information they deem necessary to make an informed investment decision.

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The projections provided by the Company are forward-looking statements based on the Company's current views and various assumptions and predictions that involve inherent risks and uncertainties. There can be no assurance that the projections or their underlying assumptions will prove to be accurate and the Company cautions Investor not to place undue reliance on the projections or any other forward-looking statements made.

The Company's actual results may differ materially from such statements. The provision of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to update, review or revise any forward-looking statements to reflect any change in the Company's expectations or any change in events, conditions, circumstances or assumptions on which any such statements are based.

The Company is an newly formed company without revenues or income and there can be no assurance that the Company will be able to implement its business plan, achieve the objections set forth in the projections or achieve any level of operating revenues or income sufficient to enable the Company to operate or continue as a going concern. No public market for the Company's securities presently exists, it is unlikely that one will develop in the future and Investors may find it impossible to liquidate an investment in its securities at a time when it may be desirable to do so.

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RIDING PHAT LLC
SUMMARY OF OPERATING AGREEMENT

Set forth below is a brief summary of some of the key terms and conditions of the Operating Agreement for the Company.

Name	Riding Phat LLC (the "Company")
Form of Entity	Arizona limited liability company.
Capitalization	See Exhibit A.
Capital Contribution Obligations	No Member shall have any obligation to make any capital contributions except as expressly provided by statute or in an investment agreement with the Company.

Officers of the Company	The Board of Managers may appoint officers of the Company, including a Chief Executive Officer, President and such other officers as the Board of Managers determines are advisable. The initial officers of the Company will be:
	
	    Peter Johnson, CEO
	    Derrick Mains, President

Board of Managers	The Company may create a Board of Managers of up to three (3) members, which will be filled and removed by the vote of the Voting Members. Managers need not be members. The initial Board of Managers of the Company will be:
	
	    Peter Johnson
	    Derrick Mains
	    Alex Panelli

Membership Structure; Voting	Membership is comprised of up to 3 classes: **Common Members**: Holders of the Common Units, as set forth on Exhibit A. **Series Seed Members**: Holders of the Series Seed Units being raised in the Series Seed Unit Offering. **Incentive Members**: Holders of the Incentive Units, as set forth on Exhibit A. Common Units and Series Seed Units are "Voting Units" and vote together as a single class on all matters except those expressly reserved for decision by Common Members only, or Series Seed Members only, as applicable. Incentive Units are non-voting for all purposes.

3

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	All Members are subject to pro rata dilution in the event new membership interests are issued.
Incentive Units:	Incentive Units may be issued by the Board to incentivize future employees, managers, consultants or other designees of the Company. Incentive Units are non-voting, do not participate in current distributions until Common and Series Seed Members' capital contributions are returned, and will be subject to such vesting and other terms and conditions as the Board determines.
Profits Interests	Common Units, Series Seed Units or Incentive Units may be created as "profits interests." The distribution entitlements of the other Units will be adjusted to reflect the fair market value of the Company's assets every time profits interests are granted. These adjustment amounts will be paid prior to any payments on the profits interests upon sale of the Company or liquidation. See "Distributions; Liquidation Preferences."
Pre-emptive Rights	Unless waiver by a majority of the Voting Members, all Voting Members shall have a pro rata right, based on their percentage equity ownership in the Company, on a fully diluted, fully converted basis, to participate in subsequent issuances of equity securities of the Company (excluding customary exceptions).
Distributions; Liquidation Preferences	**From Operations:** Excess cash flow from operations (after payment of obligations, including any loans from Members, and establishment of reserves) will be distributed as and when determined by the Board to the Unit Holders, pro rata in accordance with the number of Units held by each Unit Holder, except that Incentive Members shall not be entitled to these distributions until the other Members have received distributions equal to their respective Preference Amounts. **From Sale of the Company:** Proceeds from any sale of the Company, refinancing of property or dissolution (after payment of obligations and establishment of reserves) to be distributed as and when determined by the Board in the following order: *First*, to each Series Seed Unit Holder, pro rata, its total Preference Amount less any prior distributions under this provision; *Second,* to each Common Unit Holder, pro rata, its total Preference Amount less any prior distributions under this provision; *Third*, with respect to each Adjustment Event in successive order, beginning with the earliest Adjustment Event, to the Unit Holders, pro rata in the ratio of their Adjustment Amounts relating to such Adjustment Event, until the amount distributed to each Holder pursuant to this provision is equal to such Unit Holder's Adjustment Amount for the corresponding Adjustment Event;

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	Fourth, to all Members, pro rata based upon the number of Units held by each. "Preference Amount" means, with respect to any Series Seed Unit Holder, the amount of such holder's original Capital Contributions, and with respect to any Common Unit Holder, the Value Upon Hypothetical Dissolution of such Holder's Common Units then outstanding immediately prior to the first issuance of Series Seed Units. "Adjustment Event" means (i) any grant of profits interests if there is a corresponding "book up" related thereto; (ii) the conversion of the Company from a limited liability company into a "C" corporation, or (iii) an adjustment otherwise made pursuant to the Operating Agreement to reflect the economic interests of the Unit holders, as applicable. "Adjustment Amount" means, with respect to any Unit Holder, the Value Upon Hypothetical Dissolution of the Unit Holder's Units immediately prior to the corresponding Adjustment Event, minus the Preference Amount and any higher priority Adjustment Amount, if any, payable to such Unit Holder.
Tax Distributions	In general, the timing and amount of distributions will be determined by the Board. However, to the extent sufficient cash is available, the Company will distribute to all Members each year an amount equal to at least 40% of the cumulative net taxable income allocated to them.
Profit and Loss Allocation	After making any applicable special allocations, Profits and Losses for any Fiscal Year shall be allocated in a manner that causes the Adjusted Capital Account Balances of each Member to equal the amount that would be distributed to such Member if it were the proceeds from a sale in which all the Company's assets were sold for their respective Adjusted Agreed Values (with payments to any holder of a nonrecourse debt being limited to the Adjusted Agreed Value of the assets securing repayment of such debt), and the proceeds of such hypothetical sale (net of debt repayments) were applied and distributed in accordance with the distribution provisions for proceeds from a sale. The Operating Agreement will contain detailed allocation provisions, including regulatory compliance provisions that should be carefully reviewed.
Dissociation of Members	Certain occurrences, such as the death, incompetence or bankruptcy of a Member, or in the case of an Incentive Member, termination of employment or other relationship with the Company (for any reason, including death or disability, resignation, or termination with or without cause), will cause the dissociation of such Member.

	In the event of a dissociation of a Member from the Company, or an unauthorized transfer (voluntary or involuntary) of a Member's Units, the Company or its designee will have an option to purchase such Units at a price based on a binding fair market value determination by the Board. (Notwithstanding the foregoing, if an Incentive Member's employment or other relationship with the Company is terminated for "cause," the Incentive Member's Incentive Units will be forfeit.) If the Company does not exercise its option, the dissociated Member will not be entitled to a dissociation distribution at the time of dissociation, and will continue to receive distributions as if no dissociation had occurred, but will otherwise have no Member rights. Special rules apply to dissociations and unauthorized transfers by Incentive Members, as provided in the Operating Agreement.
Noncompete for Incentive Members Only	Each Incentive Member will be subject to a covenant not to compete with the Company during the time they are a Member and for twelve (12) months thereafter. There are no non-compete restrictions on Voting Members in their capacities as Voting Members. Voting Members are free to compete with the Company, except to the extent set forth in any written agreement with the Company or to the extent a Voting Member holds Incentive Units and is therefore subject to the foregoing covenant not to compete.
Restrictions on Transfer	**Right of First Refusal:** Subject to customary estate planning exceptions, if a Member receives a third party offer to purchase such Member's interest in the Company, such Member must first offer to sell such Member's interest to the Company for a total price equal to the cash price set forth in the third party offer plus the cash equivalent of any non-cash consideration included in such offer, which consideration shall be payable in accordance with the payment terms and other terms set forth in such third party offer. If the Company or its designee declines, then such Member may thereafter sell it on the same terms to the third party offeror within the following 90 days. **Other Transfer Restrictions:** Subject to the right of first refusal, the Operating Agreement will contain certain other transfer restrictions which require, under most circumstances, consent of the Board (and in some cases the other Members) before a Member may transfer ownership interests, with customary exceptions for family and estate planning transfers.
Drag Along Rights	In the event that the holders of a majority of the Voting Units approve a sale of the Company, then all Unit Holders shall be required to sell their Units in such sale on the terms and conditions approved by the Board and the majority of the Voting Units provided that each Unit Holders receives, in the event of such sale of the Company, an amount

	of consideration in respect of such Holder's Units that such Holder would receive if the Company's assets were sold for the proposed aggregate consideration and then such consideration was distributed pursuant to the Operating Agreement distribution provisions.
Tag Along Rights:	If any Unit Holders receive a bona fide offer from a third party to purchase in a single transaction or series of related transactions 50% or more of the outstanding Units of the Company, the other Unit Holders will have the right to require a pro rata number of their Units to be included in the sale. For the avoidance of doubt, the tag along rights will not apply to estate planning transfers, distributions of Units by entities to their constituent owners, and similar customary exclusions.

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EXHIBIT A

Riding Phat LLC		
Summary Capitalization Table		
Current		
	Units	**% Fully Diluted**
Issued Incentive Units	-	
Issued Common Units	5,000,000	100.00%
Reserved for Options/Profits Interests	-	
Totals	5,000,000	100.00%
Proforma		
	Units	**% Fully Diluted**
Issued Incentive Units	-	0.00%
Issued Common Units	5,000,000	60.65%
Reserved for Options/Profits Interests	1,648,936	20.00%
Issued Series Seed Units	1,595,745	19.35%
Totals	8,244,681	100.00%
Series Seed Price Per Unit	$ 0.3760	

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EXHIBIT C

Form of Subscription Agreement

(see attached)

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SUBSCRIPTION AGREEMENT

Riding Phat LLC
3637 E. Miami Ave.
Phoenix, AZ 85040
Attn: Derrick Mains, President (derrick@phatscooters.com)

Ladies and Gentlemen:

     1.   Background. The undersigned (the "Subscriber") hereby understands that Riding Phat LLC, an Arizona limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and nonaccredited investors up to 2,845,744 units of its Series Seed Units, each a "Unit" and, collectively, the "Units") at a purchase price of $0.3760 per Unit. The minimum amount or target amount to be raised in the Offering $150,000.31 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $1,070,000.74 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Subscribers should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

     2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided

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by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

(a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five business days after the Offering Deadline (the "Closing Date").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. Subscriber understands that the Company may terminate the Offering at any time. Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Subscriber's Representations and Warranties. The Subscriber hereby represents and warrants to, and covenants with, the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person

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that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to the Subscriber as follows:

(a) <u>Due Organization</u>. The Company: (i) is a limited liability company duly organized and validly existing under the laws of the jurisdiction of its organization; (ii) has all requisite limited liability company power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify would have a material adverse effect on the financial condition, results of operations, prospects, or business of the Company.

(b) <u>Subsidiaries</u>. The Company has no subsidiaries.

(c) <u>Legal Proceedings</u>. There are no legal or arbitral proceedings or any proceedings by or before any governmental or regulatory authority or agency, now pending or (to the actual knowledge of the Company) threatened against the Company which, if adversely determined, could have a material adverse effect on the consolidated financial condition, results of operations or business of the Company taken as a whole.

(d) <u>No Conflicts</u>. None of the execution and delivery of this Agreement, the consummation of the transactions herein contemplated or the compliance with the terms and provisions hereof will conflict with or result in a breach of, or require any consent under, the Company's articles of formation or the Operating Agreement, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which the Company is a party or by which it is bound or to which it is subject, or constitute a default under any such agreement or instrument, or result in the creation or imposition of any lien upon any of the revenues or assets of the Company pursuant to the terms of any such agreement or instrument.

(e) <u>Authority</u>. The Company has all necessary limited liability company power and authority to execute, deliver and perform its obligations under this Agreement; the execution, delivery and performance by the Company of this Agreement has been duly authorized by all necessary company action on its part.

(f) <u>Consents</u>. No authorizations, approvals or consents of, and no filings or registrations with, any governmental or regulatory authority or agency are necessary for the execution, delivery or performance by the Company of this Agreement or for the issuance of the Units.

7. <u>Transferability</u>. Neither this Agreement, nor any interest of the Subscriber herein, shall be assignable or transferable by the Subscriber in whole or in part, except by operation of law.

8. <u>Joinder to Operating Agreement</u>. Subscriber has received, had the opportunity to review, and understands the Company's Operating Agreement, dated September 2, 2020, as may be amended from time to time (the "<u>Operating Agreement</u>") and all schedules and exhibits thereto, and agrees, acknowledges and consents to the terms and conditions thereof, and, as applicable, to be bound by the terms and conditions thereof. Without limiting the generality of the foregoing, Subscriber

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acknowledges and agrees that this joinder shall apply to the Operating Agreement, and all schedules and exhibits thereto, as amended in accordance with the terms of the Operating Agreement.

9.   Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of Subscribers' failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Miscellaneous.

(a)   Notice. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered by facsimile transmission to whom it is to be given, if to the Company, at the address set forth on the first page hereof, if to the Subscriber, at the address provided to the Portal, or such other place as the undersigned from time to time designate in writing. Notice to the estate of any party shall be sufficient if addressed to the party as provided in this Section 10(a). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 10(a) shall be deemed given at the time of receipt thereof.

(b)   Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto, the successors and assigns of the Company, and the permitted successors, assigns, heirs and personal representatives of the Subscriber.

(d)   Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

(e)   Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, notwithstanding any choice of law rules.

(f)   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(g)   Entire Agreement; Oral Modification. This Agreement represents the entire agreement of the parties with respect to the subject matter hereof, and all agreements entered into prior hereto are revoked and superseded by this Agreement, and no representations, warranties, inducements or oral agreements have been made by any of the parties except as expressly set forth herein and therein.

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This Agreement may not be changed, modified or rescinded except in writing, signed by the Company and subscribers holding a majority in interest of the Units, and any attempt at oral modification of this Agreement shall be void and of no effect.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

Number of Shares: _____

Aggregate Purchase Price: _____

COMPANY:

_____

_____

Name: _____

Title: _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER**:

_____

By: _____   By: _____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited
[   ] Not Accredited

EXHIBIT A

TO

SUBSCRIPTION AGREEMENT

OPERATING AGREEMENT

OPERATING AGREEMENT

OF

RIDING PHAT LLC

(an Arizona limited liability company)

OPERATING AGREEMENT

OF

RIDING PHAT LLC
(an Arizona limited liability company)

This Operating Agreement of **Riding Phat LLC**, an Arizona limited liability company (the "Company"), is made and entered into as of the 2nd day of September, 2020, by and among (i) the persons listed on Exhibit A and executing this Agreement as the Managers of the Company, (ii) each of the persons or entities listed on Exhibit A and executing this Agreement as Members of the Company, and (iii) each of the persons or entities thereafter listed on Exhibit A as Members and who agree in writing to be bound by this Agreement as Members.

The Company was formed on July 24, 2020, as a member-managed limited liability company, and, on August 31st, 2020, converted to a manager-managed limited liability company pursuant to the Act by the filing of the Articles of Organization (such Articles of Organization, as amended from time to time in accordance with the Act, the "Articles") with the Arizona Corporation Commission (the "ACC").

Now, therefore, the Managers and Members agree as follows:

ARTICLE I

DEFINITIONS

1.01 **General Definitions**. The following capitalized words and phrases used in this Agreement shall have the following meanings:

(A) **Act** means the Arizona Limited Liability Company Act, as set forth in Title 29, Chapter 7, Arizona Revised Statutes, as amended from time to time (or any corresponding provisions of succeeding law). References to a specific section of the Act shall be deemed to refer to that section of the Act on the Effective Date.

(B) **Adjustment Amount** is defined in Section 5.03.

(C) **Adjustment Event** is defined in Section 5.03.

(D) **Affiliate** means with respect to any Person, (i) any other Person who, directly or indirectly, controls, is controlled by or is under common control with such Person; or (ii) a family member of such Person. As used herein, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether by contract or otherwise; the term "family member" means such Person's spouse, lineal ancestors or descendants (by birth or adoption), siblings, and trusts solely for the benefit of such Person or any of the foregoing.

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(E) **Agreement** means this Second Amended and Restated Operating Agreement, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement.

(F) **Agreement of Admission** or **Admission Agreement** is defined in Section 7.09(E), and includes without limitation a subscription agreement accepted by the Company in connection with an offering of Units approved by the Board of Management.

(G) **Assumption Agreement** means any agreement among the Company, any of the Managers or Members, and any Person to whom the Company is indebted pursuant to a loan agreement, any seller financing with respect to an installment sale, a reimbursement agreement, or any other arrangement (collectively referred to as a "loan" for purposes of this Agreement) pursuant to which any Manager or Member expressly assumes any personal liability with respect to such loan.

(H) **Award Agreement** is defined in Section 6.07.

(I) **Board of Management** or **Board of Managers** or **Board** means the board of management comprised of the Managers of the Company.

(J) **Capital Contribution** means, with respect to any Unit Holder, the amount of cash and the fair market value of any other Property contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company with respect to the Units held by such Unit Holder, net of liabilities secured by the contributed Property or otherwise assumed by the Company in connection with such contribution that the Company is considered to assume or take subject to under Section 752 of the Code, all as expressly set forth in Exhibit A or an Agreement of Admission or as otherwise expressly so designated in a written agreement between the Unit Holder and the Company.

(K) **Cause** means that an employee or consultant shall have, in the good faith judgment of the Board of Management: (i) committed a criminal act or engaged in one or more acts of fraud, dishonesty, embezzlement, breach of trust, or gross misconduct; (ii) violated the Company's rules, policies, or regulations, and failed to cure such violation within ten (10) days written notice of such violation; (iii) failed to follow the directions of the Board of Management, and failed to cure such failure within ten (10) days written notice of such failure; (iv) been impaired by or under the influence of alcohol, or used, possessed, or been impaired by or under the influence of illegal drugs, or controlled substances, on Company property or while working for or representing the Company; or (v) breached any covenant or obligation under this Agreement or other agreement with the Company, and failed to cure such breach within ten (10) days written notice of such breach.

(L) **Change in Control** means:

(1) any transaction or series of transactions whereby any Person becomes the beneficial owner, directly or indirectly, of Membership Rights of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding Membership Rights through one or more direct Transfers, or through any of the following: (a) any merger, consolidation, or

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liquidation of the Company in which the Company is not the continuing or surviving entity or pursuant to which Membership Rights would be converted into cash, securities, or other property, other than (i) a merger or consolidation with a wholly owned subsidiary, (ii) a reorganization of the Company in a different jurisdiction, or (iii) other transaction in which there is no substantial change in the Holders of Membership Rights of the Company or (b) any merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not Holders of Membership Rights of the Company immediately prior to such merger, consolidation or other reorganization, including a Conversion; or

(2)   the sale, transfer, or other disposition of all or substantially all of the assets of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of organization of the Company, to convert the Company from a limited liability company to a corporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's Membership Rights immediately before such transaction.

(M)   **Common Member** is defined in Section 1.01(DD).

(N)   **Common Units** are defined in Section 1.01(WW).

(O)   **Company** means the limited liability company operated pursuant to this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

(P)   **Company Property** means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property and services.

(Q)   **Conversion** is defined in Section 8.08.

(R)   **Covered Person** means (i) any Manager, Member or officer of the Company, and (ii) to the extent provided by resolution of the Board of Management, any other employee or agent of the Company or any of its Affiliates.

(S)   **Down Payment Date** is defined in Section 7.04.

(T)   **Determination of Value** means the date that the Value Upon Hypothetical Dissolution is actually determined by the Board of Managers for the purpose for which it is being determined.

(U)   **Electronic Consent** means consent evidenced by telegram, cablegram, facsimile, email or other electronic transmission.

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(V) **Effective Date** means September 2nd, 2020. Any provision in this Agreement to the contrary notwithstanding: (i) all adjustments to or to determine Capital Account, Profit, Loss, Contributions, Distributions and items that affect them shall only be taken into account for the period beginning on the Effective Date; and (ii) the relative Capital Accounts of the Members as of the Effective Date shall be as set forth on Exhibit A to this Agreement.

(W) **Event of Dissociation** means (i) with respect to an Incentive Member, (1) the termination of the Incentive Member's employment, consulting or other relationship with the Company for any reason whatsoever (whether such termination is voluntary or involuntary, with or without Cause, or (2) as a result of the death or disability of the Incentive Member) and (ii) with respect to all Members or Unit Holders, an event or circumstance enumerated in Section 29-3602 of the Act; provided, however, that following an Event of Dissociation described in Section 29-3602 (10) of the Act the Member shall remain a Member until it ceases to exist as a legal entity.

(X) **Fiscal Year** is defined in Section 6.11.

(Y) **Incentive Member** is defined in Section 1.01(DD).

(Z) **Incentive Units** are defined in Section 1.01(WW).

(AA) **Initial Payment Date** is defined in Section 9.14.

(BB) **Major Decision** is defined in Section 6.05(B)(1).

(CC) **Manager** means any Person who (i) is referred to as such in the attached Exhibit A of this Agreement or has become a Manager pursuant to the terms of this Agreement, and (ii) has not ceased to be a Manager pursuant to the terms of this Agreement. Each Manager shall be a member of the Board of Management. "Managers" means all such Persons, even if there is only one.

    (1) All references in this Agreement to a majority or a specified percentage of Managers, or to consent, approval or an action by the Board of Management or Board of Managers without specification of a percentage, shall mean more than fifty percent (50%) or such specified percentage, respectively, of all Managers.

    (2) The Members hereby ratify and appoint Peter Johnson, Derrick Mains and Alex Panelli as the Managers as of the Effective Date, with authority to sign any and all documents and instruments on behalf of the Company. Any person dealing with the Company may rely upon the latest filed Articles of Organization as designating the current Manager or Managers.

(DD) **Member** means any Person who (i) is designated as an "Incentive Member," "Common Member," or "Series Seed Member" in the attached Exhibit A to this Agreement and has executed this Agreement as such, or (ii) has been admitted as an "Additional Member" pursuant to the terms of Section 7.09 of this Agreement as an

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Incentive Member, Common Member or Series Seed Member. "Members" means all such Persons, even if there is only one.

(1) All references in this Agreement to a majority, a majority in interest, or a specified percentage of all Members or of one or more designated series, or to consent, approval or action by the Members without specification of a percentage, shall mean Voting Members holding more than fifty percent (50%) or such specified percentage, respectively, of the Units then held by all Voting Members or in the designated series, as applicable. Such references shall not mean, and such calculations shall not take into account, any Members who are not Voting Members.

(2) Except as otherwise expressly designated in this Agreement, the Voting Members shall vote together as one class on any matters on which the Members are entitled to vote.

(EE) **Member Loan** means a loan to the Company by a Member which is approved in writing by the Board of Management.

(FF) **Membership Rights** means all legal and beneficial ownership interests in, and rights and duties as a Member of, the Company, including, without limitation, the right to share in net income and net losses, the right to receive distributions of cash and other property from the Company, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from the Company, and such Member's Capital Account, and, with respect to all Series other than Incentive Members, the right to vote.

(GG) **Net Cash From Operations** means the gross cash proceeds from Company operations (including sales and dispositions of Property in the ordinary course of business), less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined in the sole discretion of the Board of Management. Net Cash From Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reduction of reserves previously established.

(HH) **Net Cash From Sales** means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancing of Property or the sale of the Company, less any portion thereof used to pay expenses of such transactions and establish reserves, if any, all as determined in the sole discretion of the Board of Management. Net Cash From Sales shall include all principal and interest payments with respect to any note or other obligation received by the Company in connection with sales and other dispositions (other than in the ordinary course of business) of Property.

(II) **New Units** means any Units, or any securities convertible into or exchangeable for Units, issued by the Company following the date hereof, other than (i) Units issued upon the conversion of any debenture, warrant, option, or other convertible security; (ii) Units issuable upon a Unit split, Unit dividend, or any subdivision of shares of Units; (iii) Incentive Units (or options to purchase such Incentive Units) issued or issuable pursuant to Section 6.07; and (iv) Units issued or issuable to banks or equipment lessors pursuant to equipment lease financing arrangements, credit agreements, debt financings, license or distribution arrangements, or other commercial transactions approved by the Board of Management not for the principal purpose of raising financing for the Company.

(JJ)   **Option** means the right to purchase Units at a fixed price upon terms and conditions set forth in an equity incentive plan and an award agreement associated therewith, each as approved by the Managers.

(KK)   **Permitted Transfer** shall mean a Transfer authorized by Section 7.02.

(LL)   **Person** means any individual, partnership, limited liability company, corporation, trust, or other entity.

(MM)   **Preference Amount** is defined in Section 5.03.

(NN)   **Prime Rate** means the annual base rate of interest published in the Wall Street Journal (Western Edition) from time to time as the "prime rate" (or such other similar publication as the Board of Management may choose if the Wall Street Journal (Western Edition) ceases to publish the "prime rate"). As used herein, the Prime Rate shall be adjusted monthly on the first day of each month in conformity with the above-described "prime rate" then in effect.

(OO)   **Profits Interest** and **Profits Interest Unit** are defined in Section 3.05(D).

(PP)   **Prohibited Transfer** shall mean any Transfer that is not a Permitted Transfer.

(QQ)   **Property** means Company Property.

(RR)   **Public Vehicle** is defined in Section 8.08.

(SS)   **Series Seed Member** is defined in Section 1.01(DD).

(TT)   **Series Seed Units** are defined in Section 1.01(WW).

(UU)   **Termination** with respect to a Member or Unit Holder shall mean the occurrence of an Event of Dissociation.

(VV)   **Transfer** means, as a noun, any voluntary or involuntary transfer, sale, assignment, pledge, hypothecation, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, assign, pledge, hypothecate, or otherwise dispose of. For purposes of this Agreement, a Transfer of a majority interest in a Member or Unit Holder shall be deemed to be a Transfer of such Member's or Unit Holder's Interest.

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(WW) <u>Unit</u> means an undivided ownership interest in the Company, including any and all rights and benefits to which the holder of such a Unit may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

(1) "<u>Incentive Units</u>" means those Units designated by the Board as Incentive Units at the time of their original issuance.

(2) "<u>Common Units</u>" means those Units designated by the Board as Common Units at the time of their original issuance.

(3) "<u>Series Seed Units</u>" means those Units designated by the Board as Series Seed Units at the time of their original issuance.

(4) The initial number of authorized Incentive Units and Common Units are set forth in Section 3.05 of this Agreement. Incentive Units, Common Units and other Units hereafter designated by the Board of Management and issued by the Company are referred to collectively as "Units."

(XX) <u>Unit Holder</u> means any Person who holds a Unit, regardless of whether such Person has been admitted to the Company as a Member. "<u>Unit Holders</u>" means all such Persons. Unit Holders shall have no rights under this Agreement except as expressly provided herein.

(1) "<u>Incentive Unit Holder</u>" means any Unit Holder to the extent such Holder holds Incentive Units.

(2) "<u>Common Unit Holder</u>" means any Unit Holder to the extent such Holder holds Common Units.

(3) "<u>Series Seed Unit Holder</u>" means any Unit Holder to the extent such Holder holds Series Seed Units.

(4) In the event a Person holds more than one series of Units, such Person shall be deemed an Incentive Unit Holder with respect to his, her or its Incentive Units, and shall be deemed a Common Unit Holder with respect to his, her or its Common Units and shall be deemed a Series Seed Unit Holders with respect to his, her or its Series Seed Units.

(YY) **Unvested Profits Interest Unit** means a Profits Interest Unit that is not a Vested Profits Interest Unit.

(ZZ) **Value Upon Hypothetical Dissolution** means the estimated amount of the distributions, if any, that the Unit Holder would be entitled to receive pursuant to Section 8.03(B) if the Company were assumed (hypothetically) to have sold all of its Property in a taxable disposition for its fair market value as determined by the Board of Managers in its discretion acting in good faith, all outstanding Options and Warrants had been exercised by the holders thereof, and then the Company liquidated and dissolved

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immediately prior to any date the Value Upon Hypothetical Dissolution is determined. The determination of the Value Upon Hypothetical Dissolution as provided herein shall be final and binding and shall not be subject to challenge by any Unit Holder.

      (AAA) <u>Vested Profits Interest Unit</u> means a Profits Interest Unit that has become vested under the terms set forth in the applicable Award Agreement pursuant to which such Profits Interest Unit was issued.

      (BBB) <u>Voting Member</u> means each Common Member and each Series Seed Member. Incentive Members are not Voting Members.

      (CCC) <u>Voting Units</u> means Units designated by the Board of Management upon issuance as having voting rights. As of the Effective Date, Common Units and Series Seed Units are Voting Units. Incentive Units are not Voting Units.

      (DDD) <u>Warrant</u> means the right to purchase Units at a fixed price upon terms and conditions set forth in the Warrant.

1.02 **<u>Additional Definitions</u>**. In addition, all capitalized words and phrases used in this Agreement that are defined in <u>Exhibit C</u> or elsewhere in this Agreement shall have the meanings ascribed to them in <u>Exhibit C</u> or elsewhere in this Agreement, as applicable.

ARTICLE II

<u>GENERAL PROVISIONS</u>

2.01 **<u>Formation</u>**. The Company has been formed as an Arizona limited liability company under the Act, and subject to any applicable restrictions set forth in the Act, the business and affairs of the Company, and the relationship of the Members to the Company, shall be operated in accordance with and governed by the terms and conditions set forth in this Agreement.

2.02 **<u>Name</u>**. The name of the Company shall be **Riding Phat LLC**. The business of the Company, however, may be conducted under one or more other names selected by the Board of Management.

2.03 **<u>Office of the Company</u>**. The office of the Company shall be at 3637 E. Miami Ave., Phoenix, AZ 85040, or at such other place or places as the Managers shall from time to time determine.

2.04 **<u>Agent</u>**. The agent of the Company for service of process shall be Osborn Maledon P.A., whose address is 2929 North Central Avenue, 21st Floor, Phoenix, Arizona 85012, or such other qualified Person as the Board of Management shall from time to time select.

2.05 **<u>Term</u>**. The term of the Company commenced on the July 24, 2020 and shall continue until the liquidation of the Company, pursuant to Article VIII, is completed.

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2.06   **Character of Business**. The general character of the Company's initial primary business is that of a television production company that produces a show that highlights the fast growth of Phat Scooters.

2.07   **Purposes and Powers**.

    (1)   The primary purposes of the Company shall be to engage in the business described in Section 2.06 above and to transact any and all lawful business for which a limited liability company may be organized under Arizona law.

    (2)   The Company may do all things necessary, advisable or expedient in the Board of Management's opinion and not prohibited by this Agreement or any law, to accomplish the purposes of the Company.

2.08   **Nature of Unit Holders' Interests**. The interests of the Unit Holders in the Company shall be personal property for all purposes. All Company Property owned by the Company, whether real or personal, tangible or intangible, or mixed, shall be deemed to be owned by the Company as an entity, whether titled in the name of the Company or in the name of a Member or other nominee. Individually, no Unit Holder shall have any ownership interest in the Company Property.

2.09   **Filings**. The Managers and Members shall immediately, and from time to time hereafter, as may be required by law, execute all amendments of the Articles of Organization, and do all filing, recording and other acts as may be appropriate to comply with the operation of the Company under the Act.

2.10   **Foreign Qualification**. Prior to the Company's conducting business in any jurisdiction other than Arizona, the Board of Management shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board of Management, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction, to the extent such qualification is required. At the request of the Board of Management, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.11   **Covenant Not to Compete**.

    (A)   **Covenant**. Each of the Incentive Members individually agrees, that, in consideration of the Incentive Units he or she is receiving hereunder, such Incentive Member will not, during the time he or she is an Incentive Member, employee of, or consultant to, the Company and for a period of twelve (12) months thereafter, directly or indirectly:

    (1)   Act in a similar employment capacity for any business enterprise which competes to a substantial degree with the Company in the United States;

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(2) Engage in any activity involving direct competition in the United States with the Company's then existing products and services (or those products and services planned for release, and that have a written plan, by the Company of which such Incentive Member has knowledge);

(3) divert from the Company, on behalf of such Incentive Member or any other Person, any of the customers, service providers or marketing relationships of the Company with whom he or she has had contact during the time he or she is an Incentive Member; or

(4) solicit the employment of any Person employed by the Company or any of its Affiliates on behalf of such Incentive Member or any other Person or otherwise induce any such employee to leave their employment with the Company.

(B) Acknowledgment. Each of the Incentive Members individually acknowledges that (i) he or she is an employee, officer or Manager of, or a consultant to, the Company; (ii) the Incentive Units are being awarded by the Company to provide incentive to certain of its key employees, officers, Managers and consultants in connection with the performance of their duties or obligations to the Company; and (iii) the covenants set forth above (A) are appropriate and reasonable when considered in light of the nature and extent of the Company's business and the Incentive Member's role therein, (B) are not oppressive and contain reasonable limitations as to time, scope, geographical area and activity, (C) do not impose unreasonable restrictions on his or her ability to earn a livelihood or engage in his or her profession and (D) may be enforced by specific performance and other injunctive relief. The Company shall be entitled to recover all costs (including legal fees) incurred in enforcing this Section 2.11.

2.12   **Independent Activities**. Except as otherwise provided in any written agreement between the Company and a Voting Member, each Manager and each Voting Member who is not also an Incentive Member (and therefore bound by Section 2.11 above) may, notwithstanding this Agreement, engage in whatever activities he, she or it chooses, whether the same is competitive with the Company or otherwise, without having or incurring any obligation to offer any interest in such activities to the Company or any Member or other Unit Holder. Neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Voting Member who is not also an Incentive Member from engaging in such activities, or require any Voting Member who is not also an Incentive Member to permit the Company or any other Member or other Unit Holder to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, the Company and each Member hereby waives, relinquishes, and renounces any such right or claim of participation, provided, however, that nothing contained herein shall authorize or permit any Unit Holder to use any confidential information or Property of the Company for any purpose whatsoever other than a Company-purpose.

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ARTICLE III

CONTRIBUTIONS

3.01 **Initial Capital Contributions**. Each Member shall contribute or has contributed to the Company the cash, services, or property, if any, set forth opposite such Member's respective names on the attached Exhibit A, at such times and in such amounts as set forth thereon.

3.02 **Contributions from Additional Members**. Each additional Member admitted to the Company pursuant to Section 7.09 shall contribute to the Company the Capital Contributions, if any, designated by the Board of Management in the Agreement of Admission.

3.03 **Additional Contributions from Members**. No Member shall be obligated to make any additional contribution to the capital of, or otherwise advance any sum to, the Company.

3.04 **Other Contribution Provisions**.

(A) Except as otherwise expressly provided in this Agreement, no Unit Holder shall demand or receive a return of such Unit Holder's Capital Contributions or withdraw from the Company without the consent of the Board of Management and a majority in interest of the Voting Members. Under circumstances requiring a return of any Capital Contributions, no Unit Holder shall have the right to receive any Property other than cash except as may be specifically provided herein.

(B) Except as otherwise expressly provided in this Agreement, no Unit Holder, without the consent of the Board of Management, shall have any right to receive any interest, advance or distribution with respect to such Unit Holder's Capital Contributions or Capital Account.

(C) Except as otherwise expressly provided by this Agreement or by an Assumption Agreement signed by the Manager or Member to be bound thereby, no Manager or Member shall be liable for the debts, liabilities, contracts or any other obligations of the Company. Except as otherwise expressly provided by any written agreements among the Members, or applicable state law, a Member shall be liable only to make such Member's Capital Contributions and shall not be required to lend any funds to the Company or, after such Member's Capital Contributions (as set forth on the attached Exhibit A or in such Member's Agreement of Admission) have been paid, to make any additional contributions to the Company. No Manager or Member shall have any personal liability for the repayment of any Capital Contributions of any Member.

(D) No Member shall be deemed to have made a Capital Contribution by reason of services or efforts expended by such Member, except as expressly designated in Exhibit A or in an Agreement of Admission or otherwise in a written agreement between the Member and the Company.

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(E) This Agreement is solely and exclusively for the benefit of the Company, the Managers and the Members, and is not intended to confer rights on any third party. Without limiting the generality of the foregoing, no creditor of the Company shall be deemed a third party beneficiary of any obligation of any Manager or Member to contribute capital or make advances to the Company.

3.05 **Units**.

(A) The Members agree and acknowledge that the Board of Management is authorized to issue up to Six Million (6,000,000) Common Units. As of the Effective Date, Five Million (5,000,000) Common Units have been issued to evidence the Membership Rights of the Common Members.

(B) The Members agree and acknowledge that the Board of Management is authorized to issue up to Three Million (3,000,000) Series Seed Units. As of the Effective Date, no Series Seed Units have been issued to evidence the Membership Rights of the Series Seed Members.

(C) The Members agree and acknowledge that the Board of Management is authorized to issue from time to time up to an aggregate of One Million Six Hundred Forty-Eight Thousand Nine Hundred Thirty Six (1,648,936) Incentive Units, subject to adjustment pursuant to the terms of the applicable Award Agreement pursuant to Section 6.07 hereof, setting forth the terms and conditions governing such Incentive Units, as approved by the Board of Management. In addition, the Members agree and acknowledge that in the event any Incentive Units are terminated, then such Incentive Units so terminated shall be available for issuance hereunder and under Section 6.07. As of the Effective Date, no Incentive Units have been issued.

(D) The Board of Management is authorized to issue Incentive Units, Common Units or Series Seed Units to new or existing Unit Holders in exchange for services rendered to the Company that are intended to qualify as "profits interests" as defined in Revenue Procedure 93-27 Promulgated under the Code (a "Profits Interest"). Such Units ("Profits Interest Units") shall be designated as such by the Board of Management in an Award Agreement or other written agreement with the respective Unit Holder. With respect to each Profits Interest Unit, the Board shall determine whether an adjustment to the Value Upon Hypothetical Dissolution of the Units outstanding immediately prior to the grant of such Profits Interest Unit is necessary to qualify the newly issued Profits Interest Unit as a Profits Interest and shall cause such determination, and any corresponding Adjustment Amount determined pursuant to Section 5.03, to be recorded in the accounting records of the Company. The Board of Managers shall make any additional adjustments deemed appropriate in its sole discretion such that the Profits Interest Units will be considered "profits interests" for U.S. federal income tax purposes. If the Company issues Unvested Profits Interest Units, the Members and the Company agree that each holder of Unvested Profits Interest Units will be treated, for federal income tax purposes, as the owner of his or her respective Unvested Profits Interest Units from the date of grant, and that each holder of Unvested Profits Interest Units will take into account such holder's distributive share of Company income, gain, loss, deduction and credit associated with such Unvested Profits Interest Unit in computing his or her income tax liability for the period during which he or she is the owner of the Unvested Profits Interest Units.

(E)   No Units or other interests purporting to confer Membership Rights shall be issued unless they have been authorized for issuance by the Company in accordance with the terms of this Agreement. Any Units issued by the Company shall be further subject to the preemptive rights created under Section 7.12 below.

ARTICLE IV

TAX MATTERS

4.01   **Incorporation of Exhibit C**. Exhibit C attached hereto governs the allocation of profits and losses and other tax matters affecting the Company and is hereby incorporated by reference into this Agreement.

ARTICLE V

DISTRIBUTIONS

5.01   **Tax Distributions**. Notwithstanding Section 5.02, the Company will make distributions to the Unit Holders each year to assist them in the payment of their respective tax obligations. Such distributions will be made to each Unit Holder within 75 days after the end of each Fiscal Year (or such later time as the Board of Managers determines) in an amount which, when combined with the amounts distributed to such Unit Holder pursuant to Article V in that Fiscal Year and all prior Fiscal Years, equals the cumulative net taxable income allocated to such Unit Holder pursuant to Article IV for that Fiscal Year and all prior Fiscal Years (taking into account losses allocated to such Unit Holder in prior Fiscal Years), multiplied by 40.0%; provided, however, that the Company will be required to make the preceding distributions only to the extent that the Board of Management, in its sole and absolute discretion, determines that the Company has sufficient cash available for such distributions. Distributions, if any, made pursuant to this Section 5.01 will be applied before the other distribution provisions of this Agreement, and amounts distributed to a Unit Holder pursuant to this Section 5.01 will be treated as a distribution to such Unit Holder under Section 5.02 and taken into account in determining subsequent distributions pursuant to Section 5.02 and Section 5.03 so that, in the aggregate, all distributions are divided among the Unit Holders in the manner they would be divided under Section 5.02 and Section 5.03 without regard to this Section 5.01. If, upon liquidation of the Company, any Unit Holder has received more distributions by virtue of this Section 5.01 than such Unit Holder otherwise would have been entitled without regard to this Section 5.01, then such Unit Holder will be obligated to contribute to the Company the amount of such excess distributions.

5.02   **Net Cash From Operations**. Except as otherwise provided in Section 5.01 and Article VIII hereof, Net Cash From Operations in excess of the amounts necessary to repay amounts due under outstanding Member Loans, if any, shall be distributed to the extent and when the Board of Management may determine to the Unit Holders pro rata in the ratio of the number of Units held by each at the time of distribution; provided, however, that with respect to any distributions that the Board of Managers determines are reasonably attributable to a prior period, the Board of Managers may specify a different date within such prior period to be used as the date for determining the number of Units held by Unit Holders as of the time of distribution. Notwithstanding the foregoing, Incentive Units shall not be entitled to distributions of Net Cash From Operations (except as provided in Section 5.01 and Article VIII), unless and until all other Unit Holders have received aggregate distributions pursuant to this Section 5.02 equal to their respective Preference Amounts and until such time, distributions pursuant to this Section 5.02 shall be made to Unit Holders other than Incentive Unit Holders pro rata in the ratio of their respective Preference Amounts.

5.03 **Net Cash From Sales**. Except as otherwise provided in Section 5.01 and Article VIII hereof, Net Cash From Sales in excess of the amounts necessary to repay outstanding Member Loans, if any, shall be distributed to the extent and at such times as the Board of Management may determine, in the following order and priority:

(A) First, to the Series Seed Unit Holders, if any, pro rata in the ratio of their Preference Amounts, until the amount distributed to each Series Seed Unit Holder pursuant to this Section 5.03(A) and Section 5.02 is equal to such Series Seed Unit Holder's Preference Amount;

(B) Second, to the Common Unit Holders, pro rata in the ratio of their Preference Amounts, until the amount distributed to each Common Unit Holder pursuant to this Section 5.03(B) and Section 5.02 is equal to such Common Unit Holder's Preference Amount;

(C) Third, with respect to each Adjustment Event in successive order, beginning with the earliest Adjustment Event, to the Unit Holders, pro rata in the ratio of their Adjustment Amounts relating to such Adjustment Event, until the amount distributed to each Holder pursuant to this Section 5.03(C) and Section 5.02 is equal to such Unit Holder's Adjustment Amount for the corresponding Adjustment Event;

(D) The balance, if any, to the Unit Holders pro rata in the ratio of the number of Units held by each.

The capitalized words and phrases used in this Section 5.03 shall have the following meanings:

(I) **Adjustment Amount** means, with respect to any Unit Holder, the Value Upon Hypothetical Dissolution of the Unit Holder's Units immediately prior to an Adjustment Event, minus the Preference Amount and any higher priority Adjustment Amount (as such priority is determined pursuant to Section 5.03(C)), if any, payable to such Unit Holder.

(II) **Adjustment Event** means (w) the grant of a Profits Interest Unit to a new or existing Unit Holder in exchange for services rendered to the Company or the issuance of any other Units for other consideration, but only if the Board of Management deems that an adjustment to the Value Upon Hypothetical Dissolution of the Units outstanding

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immediately prior to such grant is necessary to qualify the newly issued Units as a Profits Interest, (x) the first issuance by the Company of Series Seed Units, (y) the Conversion of the Company pursuant to Section 8.08, or (z) an adjustment otherwise made pursuant to Section 1.01(D)(4) of <u>Exhibit C</u>, as applicable. For the avoidance of doubt, the parties intend that for purposes of determining the amount distributable to the holder of a Profits Interest Unit, the Adjustment Amount and Preference Amount of the Common Unit Holders and holders of unexercised Options and Warrants shall include the Preference Amount and Adjustment Amount that would be allocated to the holder of an unexercised Option or Warrant if such Option or Warrant were exercised immediately before the event resulting in Net Cash From Sales.

(III) **Preference Amount** means (x) with respect to any Common Unit Holder, the Value Upon Hypothetical Dissolution of such Holder's Common Units then outstanding, immediately prior to the first issuance of Series Seed Units, (y) with respect to any Series Seed Unit Holder, the total Capital Contributions made with respect to all Series Seed Units held by such Unit Holder, and (z) with respect to any Unit Holder who acquires such Units upon the exercise of an Option or Warrant, the Value Upon Hypothetical Dissolution of such Holder's Units immediately following the exercise of the Option or Warrant.

5.04 **Unvested Profits Interest Units**.   Notwithstanding anything contained in Section 5.02 or Section 5.03 to the contrary, all distributions under Section 5.02 or Section 5.03 to any holder of Unvested Profits Interest Units will be held in a separate account by the Company and distributed to such holder of Unvested Profits Interest Units as soon as reasonably practicable, as determined by the Board of Management in its reasonable discretion, following the date such Unvested Profits Interests Units become Vested Profits Interest Units; provided, however, that if any holder of Unvested Profits Interest Units is required to forfeit such Unvested Profits Interest Units or such Profits Interest Units are terminated under the terms set forth in the applicable Award Agreement pursuant to which such Unvested Profits Interest Units were issued, then any amounts that have not been distributed with respect to such Unvested Profits Interest Units will instead be distributed to all other holders of Units as if (x) such distribution were a new distribution pursuant to Section 5.02 or Section 5.03, as applicable, and (y) such forfeited or terminated Unvested Profits Interest Units were never issued.

5.05 **Amounts Withheld**. Any amounts withheld by the Company pursuant to Code Section 1446 or any other provision of federal, state or local tax law with respect to any payment or distribution to the Company or the Unit Holders shall be treated as amounts actually distributed to the affected Unit Holders for all purposes under this Agreement. The Board of Management may allocate any such amounts among the Unit Holders in any manner that is in accordance with applicable law.

5.06 **Varying Interests; Distributions in Respect of Transferred Units**. If any Units are sold, assigned or transferred, all distributions made on or before the date of such Transfer shall be paid to the transferor, and all distributions made thereafter shall be paid to the transferee. Solely for purposes of making those distributions and allocating Profits and Losses and other items of income, gain, loss and deduction pursuant to Article IV hereof, the Company

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shall recognize the Transfer no later than the last day of the calendar month in which the Board of Management receives notice of the Transfer stating the date such Units were transferred and the name, address, and tax identification number of the transferee. Unless the Company is given such notice, neither the Company nor any Unit Holder or Manager shall incur any liability for making distributions and allocations in accordance with the provisions of this Agreement without regard to any such Transfer, whether or not any Unit Holder, Manager, or the Company has knowledge of any Transfer of ownership of any Units.


ARTICLE VI

<u>MANAGEMENT</u>


6.01 **<u>Managers; Board of Management</u>**. Except to the extent otherwise expressly provided herein, the Board of Management shall have the sole and exclusive right to manage the Company business. Individual Managers shall have no individual authority except to the extent authority is expressly delegated to such Managers by proper act of the Board of Management.

    (A) **<u>Managers</u>**. The Board of Managers shall consist of up to three (3) Managers. The number of Managers shall be fixed from time to time by the affirmative vote of a majority of the Voting Members, but in no instance shall there be less than one (1) Manager. Each Manager shall serve until such Manager ceases to serve in such capacity by death, removal or resignation pursuant to this Section 6.01.

        (1) The holders of a majority in interest of Voting Units will have the right to designate the Manager(s).

    (B) **<u>Voting; Number</u>**. All determinations by, consents of, and decisions of the Board of Management shall be by affirmative vote of a majority of the Managers unless a greater percentage than a majority is specified herein or a specific provision herein provides otherwise.

    (C) **<u>Written Consent of Board of Management</u>**. Any determinations by, consents of, and decisions of the Board of Management may be taken without prior notice and without a vote, if such action is evidenced by one or more written consents describing the action taken, signed by a majority of the Managers (or such greater percentage as may be required for such action as specified herein) and delivered to the Secretary of the Company for inclusion in the minutes or for filing with the Company records. Written consent may be evidenced by Electronic Consent and will be deemed to be written, signed and dated for purposes of this Section, provided that such Electronic Consent sets forth or is delivered with information from which the Company can determine that the Electronic Consent was sent by such Manager, proxy holder or authorized person, and the date upon which such Manager, proxy holder or authorized person transmitted such Electronic Consent. The date of transmission shall be deemed to be the date such Electronic Consent was signed. No Electronic Consent shall be deemed to have been delivered until such Electronic Consent is reproduced in paper form and until such paper form shall be delivered

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to the Company by delivery to an officer or agent of the Company having custody of the book in which proceedings of meetings of Managers or Members are recorded.

(D) **Removal of a Manager**. A Manager may be removed at any time, with or without Cause, by the affirmative vote of the Members entitled to designate such Manager.

(E) **Resignation**. Any Manager of the Company may resign as the Manager of the Company at any time by giving written notice to the Board of Management and the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof by the Board of Management or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If such Manager is also a Member, such resignation shall not affect such Manager's rights and obligations as a Member.

(F) **Vacancies**. Any vacancy occurring for any reason on the Board of Management may be filled by the affirmative vote of a majority in interest of the Members entitled to designate such Manager pursuant to Section 6.01(A). A Manager elected to fill a vacancy shall hold office until such Manager's death, resignation or removal. Managers need not be residents of the State of Arizona or Members of the Company. The removal, death or resignation of a Manager shall not affect the rights, responsibilities or authority of any other Manager then serving.

(G) **Place of Meetings**. Meetings of the Board of Management shall be held at such places, either within or without the State of Arizona, as may be specified by the person calling the meeting. In the absence of specific designation, meetings of the Board of Management shall be held at the office of the Company.

(H) **Regular Meetings**. The Board of Management shall meet no less frequently than once each quarter. No notice of any such meetings need to be given to the Managers, if a quarterly schedule for such meetings is established in advance by the Board of Management.

(I) **Special Meetings**. Special meetings of the Board of Management shall be held at any time upon the call of the Chairman, the President or of the Secretary upon the written request of any Manager. Notice of any such special meeting shall be in writing and shall be given to each Manager at least two (2) calendar days prior to the date of the meeting in the manner provided in Section 9.09.

(J) **Attendance at and Notice of Meetings**. Attendance at a meeting of the Board of Management shall constitute a waiver of notice of such meeting, except where a Manager attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Management need be specified in the notice or waiver of notice of such meeting.

(K) **Telephonic Meetings**. The Board of Management may hold meetings by means of conference telephone or similar communications equipment by means of which all Managers participating in the meeting can hear each other.

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(L) **Quorum of and Action by Board of Management**. Each member of the Board of Management shall have one vote in all matters voted on by the Board of Management, and may vote by written proxy. A majority in number, in person or by proxy, of the Managers shall constitute a quorum for the transaction of business at any meeting of the Board of Management. Such proxy shall be delivered to the Board of Management of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(M) **Salaries**. The salaries and other compensation, if any, of the Managers of the Company shall be fixed from time to time by the Board of Management, and no Manager shall be prevented from receiving such salary by reason of the fact that such Manager is also a Member of the Company.

(N) **Reimbursement of Expenses**. Managers shall be entitled to reimbursement of any expenses reasonably incurred by them on behalf of the Company, subject to such reimbursement policies as are established from time to time by the Board of Management.

6.02 **Right to Rely on Managers**. Any Person dealing with the Company may rely upon a certificate signed by any Manager as to:

(A) The identity of any Manager, Member, Unit Holder or officer of the Company;

(B) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by a Manager or which are in any other manner germane to the affairs of the Company;

(C) The Persons who are authorized to execute and deliver any instrument or document of the Company; or

(D) Any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

6.03 **Duties and Obligations of Managers**.

(A) The Board of Management shall take all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Arizona (and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged) and (ii) for the acquisition, development, maintenance, preservation, and operation of Company Property in accordance with the provisions of this Agreement and applicable laws and regulations.

(B) The Managers shall devote to the Company such time as may be necessary for the proper performance of all duties hereunder.

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   (C) The standard of conduct for the discharge of the Manager's duties to the Company and to the Members is set forth in Section 6.09. A Manager does not violate a duty or obligation to the Company merely because the Manager's conduct furthers the Manager's own interest.

   (D) The Managers may rely upon and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

   (E) The Board of Management may consult, at the expense of the Company, with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them, and any opinion of any such person as to matters that the Board of Management reasonably believe to be within such person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Board of Management hereunder in good faith and in accordance with such opinion.

   (F) Each Manager shall have the right, in respect of any of its obligations hereunder, to act through any of its duly authorized officers, agents or managers and shall have the right, in respect of any of its powers or obligations hereunder, to act through a duly appointed attorney or attorney-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform every act and duty which is permitted or required to be done by the Managers hereunder.

6.04 **Authority of the Managers**. In addition to any other rights and powers which they may possess, the Board of Management shall have all specific rights and powers required in, or appropriate to, the management of the Company business and conferred by this Agreement, by the Act, or otherwise, and, by way of illustration but not by way of limitation, the following:

   (A) Acquire by purchase, lease, investment or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company, including, but not limited to, joint ventures, limited and general partnerships, trusts and corporations;

   (B) Operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

   (C) Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Property, or in connection with managing the affairs of the Company, including executing amendments to the Articles of Organization in accordance with the terms of this Agreement, pursuant to any power of attorney granted by the Members to the Managers;

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(D) Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, or other lien on any Property;

(E) Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Property;

(F) Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the Property and in connection therewith execute any extensions or renewals of encumbrances on any or all of the Property;

(G) Prepare and file any registration statement or any document necessary or appropriate under any federal or state statute or regulation;

(H) Lease, upon such terms as may be deemed proper, all or any portion of the Company Property, whether or not the Property, space or facility so leased is to be occupied by the lessee, or, in turn, subleased in whole or in part to others;

(I) Exercise warrants, options, conversion rights, subscriptions rights and other rights, or to sell any rights, or to refrain from exercising any rights or permitting them to expire; buy, sell and trade in securities of any nature, including short sales, on margin, or for such purposes maintain and operate margin accounts with brokers, and pledge any securities held or purchased by the Company with such brokers as security for loans and advances made to the Company;

(J) Place record title to the Company Property in the name or names of a nominee or nominees, including a Member or Members, for the purpose of mortgage financing or any other convenience or benefit to the Company and such nominee or nominees agree to hold such title pursuant to the terms of this Agreement;

(K) Reallocate among the other Members, the capital of a Unit Holder whose interest is being surrendered, abandoned, otherwise voided or reduced;

(L) Unless otherwise provided herein, determine whether items of income, gain, loss, deduction, or credit shall be treated either as capital or extraordinary items, or, alternatively, as profit or loss items;

(M) Care for and distribute funds to the Unit Holders by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the purposes and objectives of the Company or this Agreement;

(N) Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering lives of Members or individuals related to Members and risks to Company Property and Manager liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be

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lawfully carried on or performed by a limited liability company under the laws of each state in which Company is then formed or qualified;

(O)   Take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company;

(P)   Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith;

(Q)   Execute, acknowledge and deliver any and all instruments to effectuate any of the foregoing powers;

(R)   Make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law to (i) adjust the basis of Company Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of Units and Company distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, or local tax returns; and (iii) to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as Members, and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company or the Members; and

(S)   Enter into any transaction authorized by this Agreement on behalf of the Company even though any other party to the transaction is (i) a trust of which a Member, or any family member of a Member, is also a Trustee or beneficiary; (ii) an estate of which a Member, or any family member of a Member, is also an executor, administrator, or beneficiary; (iii) a business, in any form, of which any director, officer, shareholder, or employee of that business is also a Member or family member of a Member; or (iv) a Member, or any family member of a Member, acting individually or in any other capacity; (all judgments, decisions, and actions taken reasonably in good faith by the Managers shall be final and binding on all Persons interested in this Company, even though the Managers and the representatives, beneficiaries, or business representatives are the same person or persons).

6.05   **Restrictions on Authority of Managers**.

(A)   **Unanimous Consent of Members**. Without the consent of all of the Members, no Manager shall have the authority to knowingly perform any act that would subject any Member to liability similar to that of a general partner in any jurisdiction.

(B)   **Consent of Members of Major Decisions**.

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(1) Subject to Section 6,05(B)(4), without the prior written consent of a majority in interest of all of the Voting Members, the Board of Management shall not have the authority to do any of the following (each, a "Major Decision"):

(a) Sell or otherwise dispose of at one time all or substantially all of the Company Property, except for a liquidating sale of Company Property in connection with the dissolution of the Company;

(b) Effect the merger or consolidation of the Company with another Person;

(c) Amend the Articles of Organization of the Company other than amendment required under the Act;

(d) Elect to dissolve the Company;

(e) Do any act in contravention of this Agreement;

(f) Confess a judgment against the Company;

(g) Possess Company Property, or assign rights in specific Company Property, for other than a Company purpose;

(h) File on behalf of the Company a petition for relief in bankruptcy under any federal bankruptcy laws or under debtor relief laws of any jurisdiction; or

(i) Do any act which would make it impossible to carry on the business of the Company.

(2) Without the prior written approval or vote of at least a majority in interest of the outstanding Common Units, voting as a separate class, the Company shall not:

(a) Take any action that would materially adversely affect the rights, preferences or privileges of the Common Units, other than those actions specifically provided for and taken in compliance with this Agreement.

(3) Without the prior written approval or vote of at least a majority in interest of the outstanding Series Seed Units, voting as a separate class, the Company shall not:

(a) Take any action that would materially adversely affect the rights, preferences or privileges of the Series Seed Units, other than those actions specifically provided for and taken in compliance with this Agreement.

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(4) The Board of Management shall give the Voting Members written notice of any Major Decision which it requests to be made or which has been made pursuant to Section 6.14(J). Unless the Voting Members have acted pursuant to Section 6.14(J), the Board of Management shall, at the expense of the Company, furnish to the Voting Members such documents and information as may be necessary in order to enable the Members to make the Major Decisions set forth above. The failure of a Voting Member to approve or disapprove any Major Decision within fourteen (14) days after (i) receipt of the notice from the Board of Management requesting approval, and (ii) receipt of all additional information determined by the Board of Management in good faith to be reasonably necessary to enable the Member to make such Major Decision, shall be deemed the approval by the Voting Member of the Major Decision so requested by the Board of Management.

6.06   **Officers**.

(A)   **Authority**. The Board of Management may appoint one or more officers of the Company to serve at the Board of Management's pleasure, to direct, manage and control the business of the Company subject to the Board of Management's approval. Subject to the direction of the Board of Management, each of the officers of the Company shall have such powers and authority and perform such duties in connection with the management of the business and affairs of the Company as are provided in or pursuant to this Agreement and such other powers, authority and duties as the Board of Management may determine from time to time.

(B)   **Qualifications**. Each officer of the Company shall be a natural person. An officer need not be a resident of the State of Arizona, a Member or a Manager.

(C)   **Designation**. The officers of the Company may consist of Managing Directors or Managing Principals, or alternatively or in addition, a Chairman, a Chief Executive Officer, a President, a Secretary and a Treasurer. In addition, the Board of Management shall have the authority to elect such other officers, including Executive Vice Presidents and other Vice Presidents and assistant officers, as it may from time to time determine. Any two or more offices may be held by the same person.

(D)   **Removal**. Any officer of the Company may be removed by the Board of Management in its discretion at any time, but such removal shall be without prejudice to the contract rights, if any, of the officer so removed. Appointment as an officer of the Company shall not of itself create any contract rights.

(E)   **Chairman**. The Chairman, or in his or her absence, the Chief Executive Officer or President, shall preside over the meetings of the Board of Management and any meetings of the Members. If instead of these positions, the Board appoints Managing Directors or Managing Principals as the chief officers of the Company, then they will supervise and control all of the business and affairs of the Company and shall see that all orders and resolutions of the Board of Management are carried into effect.

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(F) **Chief Executive Officer**. The Chief Executive Officer, under the direction and subject to the control of the Board of Management, in general shall preside over the meetings of the Board of Management and any meetings of the Members, supervise and control all of the business and affairs of the Company and shall see that all orders and resolutions of the Board of Management are carried into effect.

(G) **President**. If appointed by the Board of Management, the President, under the direction and subject to the control of the Board of Management and the Chief Executive Officer, in general shall perform all duties incident to the office of President and such other duties as may be prescribed from time to time by the Board of Management. In the absence of both the Chairman and the Chief Executive Officer, the President shall preside over the meetings of the Board of Management and any meetings of the Members. The President shall report to the Chief Executive Officer.

(H) **Vice President**. Each Executive Vice President or other Vice President appointed by the Board of Management, if there be any, shall report to the President. Each Executive Vice President or other Vice President may perform the usual and customary duties that pertain to such office (but not any unusual or extraordinary duties conferred by the Board of Management upon the President) and, under the direction and subject to the control of the Board of Management and the President, such other duties as may be assigned to him or her from time to time by the Board of Management or the President.

(I) **Secretary**. The Secretary shall prepare and keep minutes of any meetings of the Board of Management or the Members in one or more minute books suitable for such purpose. It shall also be the duty of the Secretary to attest all certificates evidencing Units issued by the Company, if any, and to maintain a register of Units. The Secretary may also attest with his or her signature all deeds, conveyances or other instruments of the Company. The Secretary shall have full power and authority on behalf of the Company to execute any consents of, and to attend, and to act and to vote in person or by proxy at any meetings of, the shareholders, partners or members of any corporation, partnership or limited liability company in which the Company may own stock or other equity securities, and at any such meetings, the Secretary shall possess and may exercise any and all of the rights and powers incident to the ownership of such securities that, as the owner thereof the Company might have possessed and exercised if present. The Secretary shall keep in safe custody the seal of the Company, if any. The Secretary shall also perform, under the direction and subject to the control of the Board of Management, such other duties as may be assigned to him or her from time to time.

(J) **Treasurer**. The Treasurer shall have the care and custody of all the funds and securities of the Company that may come into his or her hands as Treasurer. The Treasurer may endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and may deposit the same to the credit of the Company in such banks or depositories as the Board of Management may designate from time to time, and the Treasurer may endorse all commercial documents requiring endorsements for or on behalf of the Company. The Treasurer may sign all receipts and vouchers for the payments made to the Company. The Treasurer shall render an account of his or her transactions to the Board of Management or President as often as the Board

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of Management or President shall require from time to time. The Treasurer shall enter regularly in the books to be kept by him or her for that purpose, a full and adequate account of all monies received and paid by him or her on account of the Company. The Treasurer shall also perform, under the direction and subject to the control of the Board of Management and the President, such other duties as may be assigned to him or her from time to time.

(K) **Compensation; Reimbursement of Expenses**. Subject to Section 6.01(M) above, the salaries and other compensation of the officers of the Company shall be fixed from time to time by the Board of Management, and no officer shall be prevented from receiving such salary by reason of the fact that such officer is also a Member of the Company. The officers of the Company shall be entitled to prompt reimbursement of any expenses reasonably incurred on behalf of the Company in the course of the performance of their duties, subject to such reimbursement policies as are established from time to time by the Board of Management.

6.07 **Issuance and Vesting of Units to Employees and Consultants**. The Board of Management may, in its discretion, condition the grant or award of Incentive Units, Common Units, or Series Seed Units, or options to acquire Incentive Units, Common Units or Series Seed Units, to any employee or consultant upon such employee or consultant agreeing to subject all of such Units (or Options, as applicable) held by such employee or consultant to the vesting provisions hereinafter set forth and as set forth in a written agreement with such employee or consultant (an "Award Agreement"). Subject to the terms and conditions of this Agreement and the applicable Award Agreement, each such Unit (or Options) owned by each Member whose Units (or Options) are made subject to this Section 6.07 pursuant to an Award Agreement or other written agreement shall automatically terminate and become of no effect (each, a "Terminated Unit") if such Member's employment or consulting relationship with the Company is terminated for any reason, including termination with or without Cause, prior to becoming vested pursuant to the vesting schedule, if any, set forth in the Award Agreement or other written agreement relating to such Units or option. Such Units (or Options) of such Member shall be deemed outstanding for all purposes except to the extent they become Terminated Units. Terminated Units shall be returned to the pool of available Units and shall be available for reissuance by the Board of Management, in its discretion.

6.08 **Scope of Authority and Status of Members; Compensation and Expenses of Members**.

(A) No Member shall have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company except as otherwise specifically provided in this Agreement.

(B) Except as otherwise expressly provided by this Agreement, no Member shall have any right to participate in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. Any Member who acts beyond the scope of the authority granted by this Agreement shall, in addition to any other remedy available to the Company or the other Members, be liable in damages to the

Company and each other Member for any loss or damages that they may incur or suffer as a consequence of such act.

(C) Each Unit (or portion of a Unit) owned by a Member shall be fully paid and nonassessable upon payment of all Capital Contributions provided for in this Agreement or such Member's Admission Agreement.

(D) Each Member's liability for the debts and obligations of the Company shall be limited as set forth in Section 29-3304 of the Act and other applicable law.

(E) Each Member may charge the Company for any expenses reasonably incurred in connection with the Company business and approved by the Board of Management or pursuant to reimbursement and expense policies established from time to time by the Board of Management.

(F) No Member shall receive any interest, salary, or drawing for services rendered on behalf of the Company or otherwise in his or her capacity as a Member, except as otherwise expressly provided herein or except as determined by the Board of Management and a majority in interest of the Members. However, each Member shall be entitled to the distributions and allocations provided for elsewhere in this Agreement.

6.09 **Standards of Conduct; Exculpation; Indemnification**.

(A) **Standards of Conduct**. To the maximum extent permitted by law, no Covered Person shall owe fiduciary duties to the Company or to the Members. Furthermore, each of the Members and the Company hereby waive any and all fiduciary duties that, absent such waiver, may be implied by applicable law and in doing so, acknowledge and agree that the duties and obligations of each Covered Person to each other and to the Company are only such contractual duties as are expressly set forth in this Agreement and any other written agreement (if any) to which they are parties from time to time. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members and the Company to replace such other duties and liabilities of such Covered Persons. No Covered Person shall be liable to the Company or to any Member for any loss, damage or claim, including monetary damages, incurred by reason of any action taken or any failure to take any action as a Covered Person, except liability for an intentional infliction of harm on the Company or the Members.

(B) **Indemnification**.

(1) The Company shall indemnify to the fullest extent permitted by law each Covered Person for, from and against all costs and expenses (including attorneys' fees and disbursements), judgments, fines, settlements, claims and other liabilities incurred by or imposed upon such Covered Person in connection with, or resulting from, investigating, preparing or defending any action, suit or proceeding, whether civil, criminal, administrative, investigative, legislative or otherwise (or any appeal therein), to which such Covered Person may be made a party or become otherwise involved or with which such Covered Person may be threatened, in each

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case by reason of, or in connection with, such Covered Person's being or having been associated with the Company, or having acted at the direction of the Company as a director, manager, officer, employee, or agent of a corporation, partnership, joint venture, trust or other enterprise or by reason of any action or alleged action, omission or alleged omission by such Covered Person in any such capacity, provided that such Covered Person is not ultimately adjudged to have engaged in gross negligence, reckless conduct or intentional misconduct.

(2)   The Company shall pay the reasonable and necessary expenses incurred by any such Covered Person in investigating, preparing or defending a civil or criminal action, suit or proceeding, in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if there is a final adjudication or determination that such Covered Person is not entitled to indemnification as provided herein.

(3)   None of the provisions of this Section 6.09(B) shall be deemed to create or grant any rights in favor of any third party, including, without limitation, any right of subrogation in favor of any insurer or surety. The rights of indemnification granted hereunder shall survive the dissolution, winding up and termination of the Company.

(4)   Notwithstanding any provision hereof to the contrary, the Company shall not be obligated to indemnify or advance expenses of any Covered Person in connection with any such civil or criminal action, suit, or proceeding (including any action, suit, or proceeding by or in the right of the Company) initiated by such Covered Person unless (i) the action, suit, or proceeding was authorized by the Board of Managers or (ii) in the case of indemnification, such action, suit or proceeding is to enforce rights to indemnification under this Agreement or any written agreement between a Covered Person and the Company.

(C)   **Insurance**. The Company, at the election of the Board of Management, may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, manager, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under Section 6.09(B).

6.10   **Bank Account**. All funds of the Company shall be deposited in the Company's name in such financial institutions, and all withdrawals therefrom shall be upon such signatures, as may from time to time be determined by the Board of Management.

6.11   **Fiscal Year**. The Fiscal Year of the Company for accounting, income tax and all other purposes shall be the calendar year or such other annual period which the Code requires or permits the Company to use as its taxable year, as determined by the Board of Management.

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6.12   **Accounting**. The Board of Management, at the expense of the Company, shall keep or cause to be kept complete and accurate books and accounts with respect to Company business. The books and accounts of the Company shall at all times be kept and maintained at the Company's specified office, or such other place as designated by the Board of Management. An accounting shall be made at least quarterly of all Company transactions since the prior accounting. The necessary federal, state and local income tax returns and reports required of the Company shall be prepared by the accountants then engaged by the Company. The accountants for the Company shall be selected by the Board of Management. The Company books shall be kept on a cash or accrual basis, based on recommendations of the accountants, and approved by the Board of Management.

6.13   **Records**. In addition to any other record required under the Act, the Board of Management shall keep at the office of the Company designated by the Board from time to time the following:

> **(A)**   A current list of the full name and last principal address of each Incentive Member, Common Member, and other Unit Holder set forth in alphabetical order;

> **(B)**   A copy of the Articles of Organization and all amendments thereto;

> **(C)**   Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years; and

> **(D)**   Copies of any then effective Operating Agreement and of any financial statements of the Company for the three (3) most recent years.

Such records are subject to inspection and copying at the reasonable request, and at the expense, of any Voting Member during ordinary business hours, subject to execution and delivery to the Company of a confidentiality agreement reasonably acceptable to the Board of Management; provided, however, that any Admission Agreement may limit or eliminate, to the fullest extent permitted by law, any Voting Member's rights to such inspection and copying and Admission Agreements shall not be required to be identical. Incentive Members shall be entitled to review and inspect only those records, if any, permitted by the Board of Management in its sole discretion and on such terms and conditions as are determined by the Board of Management.

6.14   **Meetings of Members**.

> **(A)   Regular Meetings**. The Board of Management shall meet with the Voting Members no less frequently than once each year and shall meet with all Members at such times as the Board of Management, in its discretion, deems necessary or advisable. Notice of each such meeting shall be given to the Members entitled to attend at least ten (10) days prior to the date of each such meeting. The sole remedy for breach of this Section 6.14(A) shall be to hold the meeting the absence of which is causing such breach.

> **(B)   Special Meetings**. Special meetings of the Members, for any purpose or purposes permitted under this Agreement, unless otherwise prescribed by statute, may be called by the Board of Management or by a majority in interest of the Voting Members.

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(C)   **Place of Meetings**. The Board of Management may designate any place, either within or outside the State of Arizona, as the place of meeting for any meeting of Members. If no designation is made, or if a special meeting be otherwise called the place of meeting shall be held at the office of the Company.

(D)   **Notice of Meetings**. Except as provided in Section 6.14(A) or (E), written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three (3) nor more than fifty (50) calendar days before the date of the meeting to all Members entitled to attend, including each Voting Member entitled to vote at such meeting. For the avoidance of doubt, Members who are not Voting Members are not entitled to receive notice of regular or special meetings of the Voting Members.

(E)   **Meeting of all Voting Members**. If all the Voting Members shall meet at any time and place, either within or outside of the State of Arizona, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

(F)   **Record Date**. For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Voting Members entitled to vote at any meeting of Members has been made as provided in this Section 6.14, such determination shall apply to any adjournment thereof.

(G)   **Quorum**. A majority in interest of Voting Members, represented in person or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, a majority in interest of the Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Voting Member of record entitled to vote at a meeting.

(H)   **Manner of Acting**. If a quorum is present, the affirmative vote of a majority in interest of the Voting Members entitled to vote on the matters before the meeting shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement. For the avoidance of doubt, the Members intend that except as otherwise expressly provided in this Agreement all decisions voted on by the Members shall be decided by the vote of a majority in interest of the Members even if a greater percentage for the approval of the action is set forth in the Act.

(I)   **Proxies**. At all meetings of Voting Members, a Voting Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of Management of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(J) **Action by Voting Members Without a Meeting**. Action required or permitted to be taken at a meeting of Voting Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by a majority in interest of the Voting Members entitled to vote (or such greater percentage as may be required for such action as specified therein) and delivered to the Board of Management for inclusion in the minutes or for filing with the Company records. Such action is effective when the required percentage of Voting Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Voting Members entitled to take action without a meeting shall be the date the first Voting Member signs a written consent. Written consent may be evidenced by Electronic Consent and will be deemed to be written, signed and dated for purposes of this Section, provided that such Electronic Consent sets forth or is delivered with information from which the Company can determine that the Electronic Consent was sent by such Voting Member, proxy holder or authorized person, and the date upon which such Voting Member, proxy holder or authorized person transmitted such Electronic Consent. The date of transmission shall be deemed to be the date such Electronic Consent was signed. No Electronic Consent shall be deemed to have been delivered until such Electronic Consent is reproduced in paper form and until such paper form shall be delivered to the Company by delivery to an officer or agent of the Company having custody of the book in which proceedings of meetings of Managers or Voting Members are recorded.

(K) **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

(L) **Telephonic Meetings**. Meetings of Members may be held by means of conference telephone or similar communications equipment by means of which all Members participating in the meeting can hear each other.

ARTICLE VII

TRANSFERS OF COMPANY INTERESTS

7.01   **Restrictions on Transfers**. Except as otherwise permitted by this Agreement, no Unit Holder shall Transfer, by Termination or otherwise, all or any portion of such Unit Holder's Units. The Unit Holders acknowledge that the restrictions on Transfers contained in this Agreement are reasonable and necessary restrictions and may be enforced by specific performance.

7.02   **Permitted Transfers**. Subject to the conditions and restrictions set forth in Section 7.05 hereof, any Unit Holder may at any time Transfer all or any portion of such Unit Holder's Units to (i) the Company (if agreed to by the Board of Management in its sole discretion); or (ii) any Person in accordance with an Agreement of Admission pursuant to Section 7.09(E) signed by the Board of Management and approved by a majority in interest of the Voting Members at the time such Agreement is entered into and made a part of this Agreement; or (iii) to a transferee pursuant to Section 7.03(C), Section 7.04(D), Section 7.10 or Section 7.13 following strict compliance with all of the terms and conditions of such sections, as applicable; or (iv) by (A) any Member entity to its parent, stockholders, partners or members, or (B) any individual Member to such Member's (a) spouse (except for any transfer upon dissolution of marriage), child (natural or adopted), spouse of any such child, grandchild, sister, brother or parent, and/or (b) ancestors or descendants (including by adoption) or spouse in trust for their benefit (except for any transfer upon dissolution of marriage) or to a family limited partnership, family limited liability company or trust formed solely for the benefit of any of the foregoing persons as an estate planning vehicle. A Transfer pursuant to this Section 7.02 shall be a "Permitted Transfer."

7.03   **Right of First Refusal**.

      (A)   If a Unit Holder receives a bona fide written offer (a "Transferee Offer") from any person (a "Proposed Transferee") to purchase all or any portion of, or any interest or rights in, such Unit Holder's Units which such Unit Holder desires to accept, then, prior to any Transfer of such Units or interest or rights therein (the "Transferor Units"), such Unit Holder shall give the Board of Management a written notice (the "Transfer Notice") containing each of the following: (i) the Proposed Transferee's identity; (ii) a true and complete copy of the Transferee Offer; and (iii) such Unit Holder's offer (the "Transferor Offer") to sell all, but not less than all, of such Transferor Units to the Company or its designee, for a total price equal to the cash price set forth in the Transferee Offer plus the cash equivalent (as determined by the Board of Management in good faith) of any non-cash consideration included in the Transferee Offer (the "Transfer Purchase Price") which, subject to Section 7.03(B), shall be payable in accordance with the payment terms set forth in the Transferee Offer.

      (B)   The Transferor Offer to the Company shall be and remain irrevocable for a period (the "Company Offer Period") commencing on the date the Transfer Notice is given to the Company and ending on the thirtieth (30th) day thereafter. At any time during the Company Offer Period, the Company may, upon approval of the Board of Management or by the vote of a majority in interest of the Voting Members, accept the Transferor Offer on behalf of itself or its designee by giving written notice to the Unit Holder making such Transferor Offer of such acceptance. The Unit Holder making such Transferor Offer shall not be deemed a Member for the purpose of any vote on whether the Company shall accept the Transferor Offer. If the Company accepts the Transferor Offer on behalf of itself or its designee, the Company shall fix a closing date for the purchase, which shall be a date not more than ninety (90) days after the expiration of the Company Offer Period. Notwithstanding the payment terms set forth in the Transferee Offer, the Company may elect to pay the Transfer Purchase Price as follows: twenty percent (20%) in cash within such ninety-day period and the balance in four (4) equal annual installments commencing on the one-year anniversary of the initial down payment, together with interest on the unpaid balance from time to time outstanding until paid at one percent (1%) over the Prime Rate, not to exceed eight percent (8%), payable at the same time and in addition to the installments of principal. The Company or its designee may prepay the outstanding balance at any time without premium or penalty.

(C) If the Company fails to accept the Transferor Offer on behalf of itself or its designee within the time and in the manner specified above, then the Unit Holder making such Transferor Offer shall be free for a period of ninety (90) days after the expiration of the Company Offer Period to Transfer the Transferor Units to the Proposed Transferee, for the same or greater price and on the same terms and conditions as set forth in the Transfer Notice; provided, however, that any such Transfer shall be subject to the conditions and restrictions set forth in Section 7.05 hereof and such Units shall remain Units fully subject to and bound by the terms of this Agreement. If such Unit Holder does not Transfer such Transferor Units within the ninety (90) day period after the expiration of the Company Offer Period, such Unit Holder's right to Transfer such Transferor Units shall again be subject to this Section 7.03.

7.04 **Company Option on Unauthorized Transfer or Event of Dissociation**.

(A) Except as otherwise provided herein, upon the occurrence of (i) any Transfer or attempted Transfer, whether voluntary or involuntary, of all or a portion of a Unit Holder's Units other than a Permitted Transfer or (ii) an Event of Dissociation (each, a "Triggering Event"), the Unit Holder or transferee involved in such Triggering Event or the Unit Holder's estate (collectively, the "Offering Unit Holder") shall offer, or shall automatically be deemed to have offered, to sell the Unit Holder's Units to the Company or its designee, provided that an Event of Dissociation consisting of the death of a Member resulting in an immediate "Permitted Transfer" under Section 7.02 shall not be a Triggering Event. Upon the approval of the Board of Management, the Company or its designee shall have the right and option, but not the obligation, within ninety (90) days after the Company's actual knowledge of the Triggering Event, to acquire the Units for the purchase price and on the terms set forth below.

(B) The purchase price for the Offering Unit Holder's Units shall be equal to the lesser of (i) the Value Upon Hypothetical Dissolution of such Units as of the date of the Triggering Event or (ii) the price at which the Offering Unit Holder attempted to Transfer the Offering Unit Holder's Units in violation of this Agreement.

(C) Payment for the Offering Unit Holder's Units shall be due and payable by the Company or its designee as follows: twenty percent (20%) in cash within sixty (60) days after the later of (i) acceptance by the Company on behalf of itself or its designee of the offer to purchase the Offering Unit Holder's Units or (ii) the Determination of Value (the "Down Payment Date"), and the balance in four (4) equal annual installments commencing on the one-year anniversary of the Down Payment Date, together with interest on the unpaid balance from time to time outstanding until paid at one percent (1%) over the Prime Rate, not to exceed eight percent (8%), payable at the same time as and in addition to the installments of principal; provided, that unless the Triggering Event is an Event of Dissociation pursuant to Section 1.01(W)(i)(2), the Board of Management may, in its discretion, defer the Down Payment Date for up to twenty-four (24) months. The Company or its designee may prepay the outstanding balance at any time without premium or penalty. Without limiting any other legal or equitable rights, the Company may offset any amounts the Company is entitled to recover pursuant to Section 7.06 against its payment obligations hereunder.

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(D) If the Units of the Offering Unit Holder are not purchased by the Company or its designee, the Units of the Offering Unit Holder may be Transferred to the purported transferee of the Units but such Transfer shall be subject to the conditions and restrictions set forth in Section 7.05 hereof and such Units shall remain Units fully subject to and bound by the terms of this Agreement.

(E) Notwithstanding anything herein to the contrary, if an Event of Dissociation occurs due to the termination of an Incentive Member's employment or consulting relationship with the Company for Cause, all Incentive Units (vested and unvested) held by such Incentive Member will automatically and without further notice be deemed to be cancelled and of no further effect upon the effective date of such termination, and such Incentive Member shall no longer be, or have any rights of, a Member.

7.05   **Conditions to Permitted Transfers**. A Transfer shall not be treated as a Permitted Transfer under Section 7.02 hereof unless and until the following conditions are satisfied or, in the sole discretion of the Board of Management, waived:

(A) The transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect and evidence such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In all cases, the Company shall be reimbursed, at its request, by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(B) The transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Board of Management, that the Transfer will not cause the Company to terminate for federal income tax purposes (or that if the Transfer would cause the Company to terminate for federal income tax purposes, that such termination would not have a material adverse effect on the Company or its Members) and that such Transfer will not cause the application of the rules of Code Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Company, Company Property, or the Unit Holders.

(C) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Units until it has received such information.

(D) Either (i) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (ii) the transferor shall provide an opinion of counsel, which opinion of counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

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7.06   **Prohibited Transfers**.

        (A)   **Transfer of Units**. Any purported Transfer of Units that is not a Permitted Transfer is a Prohibited Transfer and, at the sole discretion of the Board of Management, shall be null and void and of no effect whatsoever. However, if the Company is required to recognize a Prohibited Transfer (or if the Board of Management, in its sole discretion, elects to recognize a Prohibited Transfer), the Units Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company. In addition, the Company's rights pursuant to Section 7.03 and Section 7.04 shall continue to apply to the Units in the hand of the transferee of the Prohibited Transfer.

        (B)   **Liability in Case of Transfer of Units**. In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the Unit Holders or other parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members for, from and against all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

7.07   **Withdrawal**.

        (A)   **Withdrawal**. Upon the occurrence of an Event of Dissociation with respect to any Member, the withdrawn Member shall have no right to participate in the business and affairs of the Company or to exercise any rights of a Member under this Agreement, other than those rights expressly granted to a withdrawn Member in Section 7.04 and Section 7.07. A withdrawn Member shall not be released or otherwise relieved of any liability or obligation under this Agreement.

        (B)   **Distributions Following Withdrawal of Incentive Members**. Following the withdrawal of an Incentive Member from the Company for any reason whatsoever (other than termination of the Incentive Member's employment or consulting relationship with the Company for Cause), whether voluntary or involuntary, including without limitation, the termination of an Incentive Member's employment or consulting relationship with the Company without Cause, and subject to the provisions of Section 6.07 and Section 7.04(E) to the extent applicable, the withdrawn Incentive Member shall not be entitled to receive any withdrawal distribution at the time of withdrawal nor shall the withdrawn Incentive Member receive any subsequent distributions or allocations, except as set forth in this Section 7.07(B). With respect to any Units of the withdrawn Incentive Member the Company or its designee does not elect to purchase pursuant to Section 7.04, the sole amount payable to the withdrawn Incentive Member (or the withdrawn Incentive Member's personal representatives, successors and assigns) shall be the lesser of (1) an amount equal to the Value Upon Hypothetical Dissolution of the withdrawn Incentive Member's Units at the time of the withdrawal or (2) the amount that the withdrawn

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Incentive Member would have been entitled to receive pursuant to Section 8.03(B) if the withdrawn Incentive Member had not withdrawn and was still an Incentive Member at the time of the Company's dissolution (in calculating this amount it will be assumed that the withdrawn Incentive Member was not entitled to receive and did not receive any allocations of Profit or Loss or any distributions during the time period commencing on the date of his or her withdrawal and ending on the date of the Company's dissolution). Any amount payable under this Section 7.07(B) shall be paid, without interest, at the time the Company dissolves under Article VIII of this Agreement and, if the withdrawal violated the provisions of this Agreement, shall be reduced by any damages suffered by the Company or the Members as a result of the withdrawal. If an Incentive Member's withdrawal from the Company is due to the termination of such Incentive Member's employment or consulting relationship with the Company for Cause, the withdrawn Incentive Member shall not be entitled to receive any amounts, whether as a withdrawal distribution or otherwise, and the withdrawn Incentive Member's Incentive Units shall be cancelled automatically as provided in Section 7.04(E). Notwithstanding the foregoing, if the "Event of Dissociation" is the death of an Incentive Member resulting in an immediate "Permitted Transfer" under Section 7.02, then this Section 7.07 shall not apply, and the transferee shall acquire the decedent's economic rights in the Units held by the decedent as provided in Section 7.08 and, if admitted as a Member pursuant to Section 7.09, the Membership Rights of the decedent.

(C) **Distributions Following Dissociation of Common Members or Series Seed Member**. Following the withdrawal of a Common Member or Series Seed Member for any reason whatsoever, the withdrawn Common Member or Series Seed Member shall not be entitled to receive a withdrawal distribution at the time of withdrawal but the withdrawn Common Member or Series Seed Member (or the withdrawn Common Member's or Series Seed Member's personal representatives, successors and assigns) shall be entitled to receive the share of distributions and allocations to which the withdrawn Common Member or Series Seed Member otherwise would have been entitled under this Agreement if such withdrawal had not occurred, but shall have no other Membership Rights of any kind and shall no longer be deemed to be a Member.

(D) **Withdrawal Followed by Dissolution**. Notwithstanding the other provisions of this Section 7.07, if the Company dissolves and winds up its business under Article VIII of this Agreement within thirty (30) days following the withdrawal of any Member, the withdrawn Member and such Member's personal representatives, successors and assigns shall have the rights of an assignee of the withdrawn Member's Units in the Company to receive allocations and distributions with respect to the Member's Units during and on completion of winding up. If the withdrawal violated this Agreement, the distributions paid to the withdrawn Member shall be offset by any damages suffered by the Company or its Members as a result of such withdrawal.

7.08 **Rights of Unadmitted Assignee**. A Person who acquires one or more Units by Transfer, but who is not admitted as an Additional Member pursuant to Section 7.09 hereof (i) shall be entitled only to allocations and distributions with respect to such Units in accordance with this Agreement, (ii) shall have no right to any information or accounting of the affairs of the Company, (iii) shall not be entitled to inspect the books or records of the Company,

(iv) shall not have any of the rights of a Manager or a Member under the Act or this Agreement (including without limitation, any voting rights), but (v) shall be subject to all of the obligations of a Unit Holder under this Agreement, including, but not limited to, those provisions of Articles VII and 9.15, to the same extent and in the same manner as any other Unit Holder. Any Units held by assignees who have not been admitted as Additional Members shall not bear voting rights while so held.

7.09 **Admission of Additional Members**. Subject to the other provisions of this Article VII and Section 3.05, no Person may be admitted to the Company as an Additional Member except upon satisfaction of the conditions set forth below:

(A) The Board of Management (in its sole discretion) consents to such admission;

(B) The Units with respect to which the Person is being admitted were acquired by means of a Permitted Transfer or an Agreement of Admission;

(C) The conditions of Section 7.05 have been met (in the case of an Additional Member admitted by Transfer);

(D) The Person pays to the Company any required Capital Contributions and pays or reimburses the Company for all reasonable legal, filing, and other costs that the Company incurs in connection with the admission of the Person as an Additional Member; and

(E) The Person executes an agreement of admission (an "Agreement of Admission") containing the following:

(1) The name and address of the Additional Member;

(2) The designation of the Additional Member as an Incentive Member, Common Member or Series Seed Member.

(3) In the case of Additional Members admitted other than by a Transfer, the Capital Contributions, if any, to be made to the Company and the Units to be issued to the Additional Member;

(4) The Units, if any, which were Transferred, rather than issued, to the Additional Member;

(5) The effective date of the admission of the Additional Member to the Company;

(6) The agreement by the Additional Member to be bound by all of the terms and conditions of this Agreement, as amended;

(7) If requested by the Board of Management, an opinion, in form and substance, issued by counsel acceptable to the Board of Management, covering

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such securities laws, tax, and other aspects of the proposed admission as the Board of Management may request; and

(8) Such other matters as may be deemed necessary or appropriate by the Board of Management.

7.10 **Drag Along Rights**. Subject to Section 6.05(B), in the event that a majority in interest of the Voting Members approve a Change in Control, then all Unit Holders shall be required to sell their Units in such Change in Control, if applicable, on the terms and conditions approved by the Board of Management and the majority in interest of the Voting Members; provided, that each Unit Holder receives in the event of such Change in Control, an amount of consideration in respect of such Holder's Units that such Holder would receive if the Company's assets were sold for the proposed aggregate consideration payable in such Change in Control and then such consideration was distributed pursuant to the distribution provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, once a majority in interest of the Voting Members approve a Change in Control, (i) each other Voting Member shall also vote in favor of the Change in Control transaction as necessary and all Members shall take all actions necessary to waive any dissenters, appraisal or other similar rights and (ii) each Member shall make or provide the representations, warranties, covenants and indemnities set forth in the documentation pursuant to which the Change in Control is consummated; provided, that all representations, warranties, covenants and indemnities shall be made by the Members severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by each Member, in each case in an amount not to exceed the aggregate proceeds received by each such Member in connection with such Change in Control transaction. For the avoidance of doubt, a sale or Transfer of Units pursuant to this Section 7.10 is not subject to Section 7.03.

7.11 **Representations and Legends**.

(A) **Purpose of Acquisition**. Each Member hereby represents and warrants to each Manager and Member and to the Company that such Member's acquisition of Units is made as principal for such Member's account for investment purposes only and not with a view to the resale or distribution of such Units, except insofar as the Securities Act of 1933, as amended, and any applicable securities law or any state or other jurisdiction permit such acquisition to be made for the account of others or with a view to the resale or distribution of such Units without requiring that such Units, or the acquisition, resale, or distribution thereof, be registered under the Securities Act of 1933, as amended, or any applicable securities law of the United States, any state, or other jurisdiction.

(B) **Legends**. Each Member hereby agrees that a legend to the effect of the following may be placed upon any documents evidencing ownership issued to such Member representing the Units which such Member holds:

"THE COMPANY UNITS REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS, AND THE TRANSFERABILITY OF THE

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COMPANY UNITS THEREFORE IS RESTRICTED. THE COMPANY UNITS MAY NOT BE SOLD, ASSIGNED, OR TRANSFERRED, NOR WILL ANY ASSIGNEE, VENDEE, TRANSFEREE, OR ENDORSEE HEREOF BE RECOGNIZED AS HAVING AN INTEREST IN SUCH COMPANY UNITS BY THE ISSUER FOR ANY PURPOSE, UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH COMPANY UNITS SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS, OR UNLESS (II) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION SHALL BE ESTABLISHED TO THE SATISFACTION OF COUNSEL FOR THE COMPANY. THE UNITS REPRESENTED BY THIS DOCUMENT ARE SUBJECT TO FURTHER RESTRICTION AS TO THEIR TRANSFERABILITY AS SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY AND AGREED TO BY EACH MEMBER. SAID RESTRICTION PROVIDES, AMONG OTHER THINGS, THAT NO TRANSFEREE SHALL BECOME AN ADDITIONAL MEMBER UNLESS CONSENTED TO BY THE BOARD OF MANAGEMENT AND A MAJORITY IN INTEREST OF THE MEMBERS."

7.12   **Preemptive Rights**. The Company shall only issue New Units in accordance with the following terms:

(A)   Clauses (B) through (H) of this Section 7.12 notwithstanding, Voting Members holding more than fifty percent (50%) of the issued and outstanding Units, as a single class (the "Waiving Holders"), may waive, either prospectively or retrospectively, any and all rights arising under this Section 7.12 with respect to the issuance of any New Units to any person, or may elect to waive the rights under this Section 7.12 with respect to the issuance of a portion of such New Units (a "Partial Waiver"); provided, that none of the Waiving Holders or their Affiliates are purchasing those New Units subject to a waiver or Partial Waiver, and any such waiver or Partial Waiver shall be effective as to all holders with such rights under this Section 7.12.

(B)   In the event the Company desires to issue any New Units, it shall first deliver to each Voting Member (collectively, the "Preemptive Rights Holders" and each a "Preemptive Rights Holder") a written notice (each such notice, a "Notice of Proposed Issuance") specifying the name and address of the proposed purchaser of the New Units (each such purchaser, a "Proposed Buyer"), the type and total number of such New Units which the Company then desires to issue to such Proposed Buyer (such New Units, the "Offered New Units"), all of the material terms, including the price, upon which the Company proposes to issue such Offered New Units to such Proposed Buyer, and stating that the Preemptive Rights Holders shall have the right to purchase such Offered New Units in the manner specified in this Section 7.12 at the price and in accordance with the terms and conditions specified in such Notice of Proposed Issuance. As a condition to having such right, each participating Preemptive Rights Holder shall be an "accredited investor" as such term is defined under the Securities Act, and any Voting Member that is not an accredited investor shall not be a Preemptive Rights Holder.

(C)   During the fifteen (15) business day period commencing on the date on which the Preemptive Rights Holders receive the Notice of Proposed Issuance (the "Offer Period"), each Preemptive Rights Holder shall have the option to purchase the Offered New Units subject to such Notice of Proposed Issuance at the price and terms specified in such Notice of Proposed Issuance and in the amount specified in Section 7.12(D). A Preemptive Rights Holder shall give written notice of its election to purchase Offered New Units to the Company on or before the last day of the Offer Period and, if a Preemptive Rights Holder has not given such written notice within such period, such Preemptive Rights Holder shall be deemed to have rejected its right to purchase the Offered New Units. If the Offered New Units are being offered as a part of an investment unit together with debt or other instruments, any election by a Purchaser to purchase Offered New Units shall also constitute an election to purchase a like portion of such debt or other instruments. Each Preemptive Rights Holder shall have the right to condition his, her or its purchase of the Offered New Units upon the closing of the sale of the balance of such Offered New Units.

(D)   Each Preemptive Rights Holder shall have the right to purchase that number of the Offered New Units as shall be equal to the number of the Offered New Units multiplied by a fraction, the numerator of which is the number of shares of Voting Units then owned by such Preemptive Rights Holder and the denominator of which shall be the aggregate number of Voting Units then owned by all of the Preemptive Rights Holders thereof. The amount of such Offered New Units that each Person is entitled to purchase under this Section 7.12(D) shall be referred to as its "Proportionate Share."

(E)   Each Preemptive Rights Holder shall have a right of oversubscription such that if any Preemptive Rights Holder fails to elect to purchase its full Proportionate Share of the Offered New Units, the remaining Preemptive Rights Holders shall, among them, have the right to purchase up to the balance of the Proportionate Shares of such Offered New Units not so purchased. Each Preemptive Rights Holder may exercise such right of oversubscription by electing to purchase more than its Proportionate Share of the Offered New Units by so indicating in its written notice given during the Offer Period. If, as a result thereof, such oversubscriptions exceed the total number of the Offered New Units available in respect to such oversubscription privilege, the oversubscribing Preemptive Rights Holders shall be cut back with respect to oversubscriptions on a pro rata basis in accordance with their respective Proportionate Shares or as they may otherwise agree among themselves.

(F)   If some or all of the Offered New Units have not been purchased by the Preemptive Rights Holders pursuant to Section 7.12(D) through (E) hereof, then the Company shall have the right, until the expiration of one-hundred eighty (180) days commencing on the first day immediately following the expiration of the Offer Period, to issue such remaining Offered New Units to the Proposed Buyer or one or more third parties at not less than, and on terms no more favorable to the purchasers thereof than, the price and terms specified in the Notice of Proposed Issuance. If for any reason the Offered New Units are not issued within such period and at such price and on such terms, the right to

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issue in accordance with the Notice of Proposed Issuance shall expire and the provisions of this Agreement shall continue to be applicable to the Offered New Units.

(G) The Preemptive Rights Holder purchasing the greatest percentage of any Offered New Units shall set the place, time and date for the closing of the purchase of the Offered New Units, which closing shall be no later than the date of the closing of the sale of any Offered New Units to the Proposed Buyer. The purchase price for the Offered New Units shall, unless otherwise agreed in writing by the parties to such transaction, be paid in immediately available funds on the date of the closing.

(H) The Company may proceed with the issuance of New Units without first following the procedures in Section 7.12(B) through (G) above, provided that (i) the purchaser of such New Units agrees in writing to take such New Units subject to the provisions of this Section 7.12(H), and (ii) within ten (10) days following the issuance of such New Units, the Company or the purchaser of the New Units undertakes steps substantially similar to those in Section 7.12(B) through (G) above to offer to all Preemptive Rights Holders the right to purchase from the Company a pro rata portion of such New Units or equivalent at the same price and terms applicable to the purchaser's purchase thereof so as to achieve substantially the same effect from a dilution protection standpoint as if the procedures set forth in Section 7.12(B) through (G) had been followed prior to the issuance of such New Units.

7.13 **Tag-Along Rights**.

(A) In the event that any Unit Holder or Unit Holders (the "Offerees") receive a bona fide offer from a third party or parties (the "Third Party Buyer") to purchase in a single transaction or series of related transactions fifty percent (50%) or more of the outstanding Units of the Company (the "Tag-Along Units"), for a specified price payable in cash or otherwise and on specified terms and conditions (the "Offer"), and the Offerees propose to sell or otherwise Transfer the Tag-Along Units to the Third Party Buyer pursuant to the Offer, the Offerees shall not effect such sale or Transfer unless the Offerees first comply with Section 7.03 with respect to the Offer and, thereafter, if the Tag-Along Units are not purchased by the Company pursuant to Section 7.03, each other Unit Holder is given the right to sell to the Third Party Buyer, for an amount of consideration in respect of such Unit Holder's Units that such Unit Holder would receive if the Company assets had been sold for the implied value of the Company (as determined in good faith by the Board, based on the consideration being received by the Offerees in respect of the Units being Transferred by them, such Board determination to be final and binding on the Unit Holders) and the proceeds had been distributed pursuant to Section 5.03. The Offerees shall not consummate any sale of Units unless the acquiring person shall acquire those Units of the Unit Holders required to be acquired under this Section 7.13(A).

(B) If a Unit Holder wishes to participate in any sale pursuant to Section 7.13(A), it shall notify the Offerees and the Company in writing of such intention and the number of Units it wishes to sell pursuant to this Section 7.13(A) not later than fifteen (15) days after receipt of written notice of the material terms and conditions of the Offer from the Offerees. If the Offerees do not receive such notice from a Unit Holder within such fifteen (15)-day period, the Offerees shall be free to consummate the proposed transaction without any obligation to include such Unit Holder's Units in such transaction.

(C) The Offerees and each Unit Holder who has provided timely notice in accordance with Section 7.13(B) above shall sell to the Third Party Buyer all, or at the option of the Third Party Buyer, any part of the Units proposed to be sold by them at not more than the price and upon other terms and conditions, if any, not more favorable to the Third Party Buyer than those stated in the Offer, provided, however, that any purchase of less than all of such Units by the Third Party Buyer shall be made from the Offerees and each Unit Holder pro rata based upon the relative amount of the consideration that the Offerees and such Unit Holders would be entitled to receive under the implied sale described in Section 7.13(A) above and the hypothetical distribution of the proceeds therefrom under Section 5.03.

ARTICLE VIII

DISSOLUTION AND LIQUIDATION

8.01 **Dissolution**. The Company shall dissolve and commence liquidating upon the first to occur of any of the following:

(A) The vote by the Board of Management and a majority in interest of the Voting Members to dissolve and liquidate the Company; or

(B) Upon the entry of a decree of dissolution under Section 29-3701(4) of the Act.

An Event of Dissociation of a Member shall not cause the Company to dissolve and the Company shall continue automatically following such an Event of Dissociation.

8.02 **Winding Up**. Following the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business but its separate existence shall continue until Articles of Termination have been filed with the Arizona Corporation Commission or until a decree dissolving the Company has been entered by a court of competent jurisdiction. No Member or Manager shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs.

8.03 **Liquidating Distributions**. The Board of Management, on behalf of the Company, shall collect the Company's Property and take such other and further action as is required to wind up the business and affairs of the Company. The Board of Management shall determine which Property will be sold or otherwise disposed of and which Property will be distributed in kind to the Members. The Board of Management shall then liquidate (as promptly as is consistent with obtaining the fair value thereof) the Property that is to be sold or otherwise disposed of, establish such reserves as the Board of Management shall reasonably deem necessary, and apply or distribute the proceeds of such liquidation, or distribute the Company's Property in kind, in the following order and priority:

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(A) First, to the payment and discharge of all of the Company's debts and liabilities, including debts owed to Unit Holders or Managers. To the extent permitted by law, the Company first shall pay liabilities of the Company for which any Unit Holder or Manager is or may be personally liable; and

(B) Thereafter, to the Unit Holders in accordance with Article V. All distributions pursuant to this Section 8.03(B) shall be made in accordance with the timing requirements of Treasury Regulation Section 1.704 1(b)(2)(ii)(b)(2).

8.04 **Deferral of Sale; Trusts**.

(A) **Deferral of Sale**. Notwithstanding the above provisions, if in winding up the Company the Board of Management shall determine that an immediate sale of part or all of the Company Property would cause undue loss to the Members, the Board of Management may defer, for a reasonable time, liquidation of any assets except those necessary to satisfy liabilities of the Company (other than those to Unit Holders).

(B) **Trusts**. In the discretion of the Board of Management, a pro rata portion of the distributions that would otherwise be made to the Unit Holders pursuant to Section 8.03(B) may be:

(1) Distributed to a trust established for the benefit of the Unit Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Board of Management arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Unit Holders from time to time, in the reasonable discretion of the Board of Management in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Unit Holders pursuant to this Agreement; or

(2) Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Unit Holders as soon as practicable.

8.05 **Deficit Capital Accounts**. Notwithstanding any provision in this Agreement to the contrary except Section 5.01, a Unit Holder with a deficit balance in such Unit Holder's Capital Account shall not be obligated to make any Capital Contributions to the Company to restore such deficit balance to zero and the negative balance of such Unit Holder's Capital Account shall not be considered a debt or obligation of the Unit Holder to the Company, the other Unit Holders, or any other Person.

8.06 **Rights of Unit Holders**. Except as otherwise provided in this Agreement, each Unit Holder shall look solely to the Property of the Company for the return of such Unit Holder's Capital Contribution and no Unit Holder shall have priority over any other Unit Holder with respect to distributions or the return of such Unit Holder's Capital Contribution.

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8.07   **Articles of Termination**. On the completion of the winding up of the Company and the distribution of the Property of the Company as provided herein, the Board of Management shall file with the Arizona Corporation Commission such Articles of Termination or other documents as may be required by the Act to terminate the Company, if any. The date of the Company's termination shall be as set forth in the Act or other applicable law.

8.08   **Incorporation**. At any time, in connection with an initial public offering or upon the written request of a majority in interest of Voting Members, the Board shall have the power and authority to, and shall, effect (a) the conversion of the Company's business form from a limited liability company to a corporation, (b) the merger of the Company with or into a new or previously-established but dormant corporation having no assets or liabilities, debts or other obligations of any kind whatsoever other than those associated with its formation and initial capitalization or (c) the contribution of the assets and liabilities of the Company to a corporation in exchange for one class of common stock in such corporation, followed by a liquidation of the Company and a distribution of the Public Vehicle's common stock to the Members (such a conversion, merger or liquidation is referred to as a "Conversion" and such corporation is referred to as the "Public Vehicle"). Upon the consummation of a Conversion, the Units held by each Member shall be converted into or exchanged for a number of shares of the Public Vehicle's common stock determined by (i) calculating the fair market value of the Company based upon the actual offering price of the Public Vehicle's common stock and the number of shares of common stock to be outstanding after such offering and (ii) by determining the amount each Member would receive if (A) all of the Company's assets were sold for such fair market value and (B) the proceeds were distributed in accordance with Article V. The Board determination of the number of shares of the Public Vehicle's common stock that each Member receives upon a Conversion shall be final and binding on the Members absent manifest arithmetic error. The Board shall use reasonable efforts to undertake any Conversion in such manner as would provide for no gain or loss to the Members solely as a result of the Conversion.


ARTICLE IX

MISCELLANEOUS PROVISIONS


9.01   **Amendments**.

        (A)   **Amendments by the Members**.

           (1)   Amendments to this Agreement may be proposed by any Manager or by any Voting Members holding five percent (5%) or more of the Voting Units. Following such proposal, the Board of Management shall submit to the Members a verbatim statement of any proposed amendment, and the Board of Management shall include in any such submission a recommendation as to the proposed amendment. The Board of Management shall seek the written vote of the Voting Members on the proposed amendment pursuant to Section 6.14(J) or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the Board of Management may require response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a vote which

43

is consistent with the Board of Management's recommendation with respect to the proposal. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of a majority in interest of the Voting Members, subject to compliance, if applicable, with Section 6.05(B).

(2) Notwithstanding the above, this Agreement shall not be amended without the consent of each Person adversely affected if such amendment would modify the limited liability of a Member.

(B) **Amendments by Managers**.

(1) This Agreement may be amended by the Board of Management without the consent or approval of the Members as follows:

(a) to admit Additional Members, provided the requirements of Section 7.09 have been satisfied;

(b) to preserve the legal status of the Company as a limited liability company under the Act or other applicable state or Federal laws if such does not change the substance hereof, and the Company has obtained the opinion of its counsel to that effect;

(c) to add to the representations, duties or obligations of the Managers or surrender any right or power granted to the Managers herein, for the benefit of the Members;

(d) to change the name of the Company, to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, to clarify any provision of this Agreement or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; and

(e) as provided in Section 1.10(D) of Exhibit C.

(2) No amendment shall be made pursuant to Section 9.01(B) which would adversely affect the federal income tax treatment to be afforded Members or extend or otherwise modify the term of the Company.

9.02 **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

9.03 **Captions**. All article and section titles or captions in this Agreement are inserted for convenience only and shall not be deemed a part of the context of this Agreement nor are they relevant to the intent of any provision of this Agreement.

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9.04   **Construction**. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

9.05   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which may be executed by one of the parties hereto, with the same force and effect as though all the parties executing such counterparts had executed the same instrument. All counterparts shall be construed together and shall constitute one agreement.

9.06   **Further Action**. Each Member, upon the request of any Manager, agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

9.07   **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

9.08   **Integrated Agreement**. This instrument contains the entire understanding and agreement of the parties hereto with respect to all matters referred to herein and all prior negotiations and understandings are hereby merged into this Agreement and there are no agreements, restrictions, representations or warranties among the parties other than those set forth or described in this Agreement.

9.09   **Notices**. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered, or certified mail, addressed as follows, or to such other address as such Person may from time to time specify by notice to the Members:

      (A)   If to the Company, to the Company at the address set forth in Section 2.03 hereof; and

      (B)   If to a Member or Manager, to the address set forth below such Member or Manager's name on Exhibit A attached hereto.

Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date so delivered, if delivered personally, or two (2) calendar days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by regular, registered or certified mail, postage and charges prepaid. Any Person may from time to time specify a different address by notice to the Company and the Members.

9.10   **Severability**. If any provision of this Agreement or portion thereof is determined by a court of competent jurisdiction to be wholly or partially unenforceable or invalid for any reason, such provision or portion thereof shall be considered separate from the remainder of this Agreement, which shall remain in full force and effect. In the event that any provision of this Agreement is held to be overbroad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable to the fullest extent allowable. The parties hereby agree that such amendment shall be accomplished as follows:

(A) In the case of duration, the length of the covenant or provision shall be reduced in increments of one (1) month each until it is of the greatest duration as may be enforceable under applicable law.

(B) In the case of geographic scope, the geographic scope of the covenant or provision shall be reduced until it is of the greatest geographic scope as may be enforceable under applicable law, which reduction shall be effected by eliminating, one by one, individual states in the United States commencing with the state in which the fewest customers of the Company are located (based upon Company sales records) and continuing in the inverse order of customers (fewest to the most).

9.11 **Sole and Absolute Manager Discretion**. Except as otherwise provided in this Agreement, all actions which any Manager may take and all determinations which any Manager may make pursuant to this Agreement may be taken and made in the sole and absolute discretion of such Manager.

9.12 **Time of the Essence**. Time is of the essence of this Agreement and all the terms and provisions hereof.

9.13 **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

9.14 **Spouses Bound by Agreement**. Each Member who is married and becomes a Member as of the Effective Date shall cause his or her spouse to execute Exhibit B consenting to the terms of this Agreement. If an unmarried Member should marry during the term of this Agreement, such Member shall obtain the consent of his or her spouse to the terms of this Agreement within thirty (30) days of the date of the marriage. Failure to obtain the foregoing consents shall constitute a material breach of this Agreement and, in addition to any other rights and remedies available to the Company, shall entitle, but not require, the Company or its designee to purchase the Unit Holder's Units for a price equal to the Value Upon Hypothetical Dissolution of such Units as of (i) the Effective Date, with respect to Members who are married and party to this Agreement as of the Effective Date or (ii) the date of the marriage, with respect to unmarried Members who marry during the term of this Agreement, provided that the breaching Member does not cure such breach by delivering the Exhibit B consent executed by such Member's new spouse prior to consummation of the Company's purchase pursuant to the procedures provided in the following sentences. The Company shall provide notice of its intent to purchase a Unit Holder's Units pursuant to this Section 9.14 within 180 days of the Company's actual knowledge of a breach of this Section 9.14. Unless the breach has been cured as provided above, the Company shall consummate its purchase of Units pursuant to this Section 9.14 by paying twenty percent (20%) of the purchase price in cash within sixty (60) days after the later of (i) the date the Company notifies a Unit Holder on behalf of itself or its designee of the Company's intent to purchase such Unit Holder's Units pursuant to this Section 9.14

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or (ii) the Determination of Value (the "<u>Initial Payment Date</u>"), and the balance in four (4) equal annual installments commencing on the one-year anniversary of the Initial Payment Date, together with interest on the unpaid balance from time to time outstanding until paid at one percent (1%) over the Prime Rate, not to exceed eight percent (8%), payable at the same time as and in addition to the installments of principal; provided, that the Board of Management may, in its discretion, defer the Initial Payment Date for up to twenty-four (24) months. The Company or its designee may prepay the outstanding balance at any time without premium or penalty.

9.15 **Agreement Drafted by Attorneys for Phat Scooters Inc.** Each Member acknowledges that Osborn Maledon P.A., acted as counsel for Phat Scooters Inc. in connection with preparation of this Agreement. Each Member further acknowledges that:

      (A)   SUCH MEMBER HAS BEEN ADVISED THAT A CONFLICT OF INTEREST MAY EXIST BETWEEN SUCH MEMBER'S INTERESTS AND THOSE OF THE COMPANY AND THE OTHER MEMBERS;

      (B)   SUCH MEMBER HAS BEEN ADVISED BY COUNSEL TO PHAT SCOOTERS INC. THAT THIS AGREEMENT MAY HAVE TAX CONSEQUENCES;

      (C)   SUCH MEMBER HAS RECEIVED NO REPRESENTATIONS FROM COUNSEL TO PHAT SCOOTERS INC. ABOUT THE TAX CONSEQUENCES OF THIS AGREEMENT;

      (D)   SUCH MEMBER HAS BEEN ADVISED BY COUNSEL TO PHAT SCOOTERS INC. TO SEEK THE ADVICE OF INDEPENDENT COUNSEL WITH RESPECT TO ALL ASPECTS OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION TAX CONSEQUENCES; AND

      (E)   SUCH MEMBER HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT COUNSEL.

<u>DEFAULT AND OTHER LEGAL REMEDIES</u>

9.16 **Applicable Law**. This Company was formed pursuant to the laws of the State of Arizona and this Agreement shall be construed in accordance with the laws and court decisions of that state and the Act applying therein, as the same may be amended from time to time; provided, however, that unless that Act expressly provides that the statute supersedes any provision contained in this Agreement, the terms and conditions of this Agreement shall apply unless expressly amended in writing by the Members.

9.17 **Events of Default**. A Default shall occur when a Manager or Unit Holder breaches any provision of this Agreement and fails to remedy or cure such breach within ten (10) days after written notice is received by that Manager or Unit Holder.

9.18 **Effect of Default**. Upon the occurrence of a Default by a Unit Holder or Manager, the Company with the written consent of all of the non-defaulting Managers and a majority in interest of the non-defaulting Voting Members shall have the option, exercisable by giving the Unit Holder or Manager in Default written notice of the election of such option, to bring an action by or on behalf of the Company or the non-defaulting Members as may be permitted in order to recover damages or other appropriate relief.

9.19 **Attorneys' Fees**. In the event the Company or any Member finds it necessary to bring an action against any other party to enforce any of the terms, covenants and conditions hereof, or by reason of any breach or default hereunder, the party prevailing in any such action or other proceeding shall be paid all reasonable attorneys' fees by the other party, and in the event any judgment is secured by such prevailing party, all such attorneys' fees shall be included in any such award or judgment.

9.20 **Waiver of Actions**. The Members agree that irreparable damage will be done to the good will and reputation of the Company if any Member should bring any action in court to dissolve this Company. Care has been taken in this Agreement to provide for the fair and just compensation to a Member. Accordingly, each Member accepts the provisions of this Agreement as his sole entitlement on the termination of such Member's relationship with the Company and acknowledges that such provisions are just and reasonable; waives and renounces such Member's right to seek a court decree of dissolution or accounting, or to seek the appointment of a liquidator by judicial action; and agrees that in the event any Member should bring any action to dissolve this Company, or for the appointment of a liquidator in contravention of this provision or for an accounting, such Member shall pay all costs, fees and expenses incurred by the Company and the remaining Members in such action including, without limitation, attorneys' fees, accounting fees and costs.

9.21 **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that he may have to maintain any action for partition with respect to any of the Company Property.

9.22 **Waiver of Breach**. The waiver of any breach of any term, covenant or condition of this Agreement by any of the parties hereto shall not constitute a continuing waiver or a waiver of any subsequent breach, either of the same or of any other additional or different term, covenant or condition of this Agreement.

9.23 **Confidentiality**.

(A) The Members acknowledge that, as a consequence of their business relationship and activities with each other hereunder, certain trade secrets and information of a proprietary or confidential nature relating to their respective businesses and customers and the business and customers of the Company have been and will be disclosed to each other, including, without limitation, the terms of this Agreement, certain technology and information about trade secrets, inventions, products, services, patents, licenses, research projects, costs, special manufacturing methods, processes, techniques, protocols, treatment or chemical composition of material, special tooling, plans for future development, market analyses, product uses, projects and plans, information regarding their financial status, customers, profits, profit margins and project costs, quality assurance study results, pricing information, material and labor costs and certain other information of commercial value that is not known generally or publicly outside of their respective businesses or the businesses of the Company (collectively, "Confidential Information"). Confidential

Information does not include information which (a) becomes generally available to the public other than as a result of a disclosure by a Member, (b) was available to a Member on a non-confidential basis prior to its disclosure to such Member by the Company, or any of its representatives or agents, or (c) becomes available to a Member on a non-confidential basis from a source other than the Company, or any of its representatives or agents, *provided* that such source is not bound by a confidentiality agreement with the Company or any of its representatives or agents or otherwise prohibited from transmitting the information to such Member.

(B) Each Member acknowledges that such Confidential Information is of considerable importance and may be the result of the incurrence of substantial costs and expense and the expenditure of substantial development time, and agrees that its relationship to the other Members and to the Company with respect to such Confidential Information shall be fiduciary in nature. The Members will each hold in confidence and not disclose (except to such Member's accountants, attorneys, other advisors and equity holders), nor make use of Confidential Information, except (i) as required to fulfill the rights and obligations of the Members hereunder, (ii) as authorized in writing by the Board, (iii) as required by law, or (iv) disclosures to other lenders under any credit facility provided by such Member and such other lenders to the Company, to the extent permitted under the documents evidencing such credit facility. The Members acknowledge that, in the event of such disclosure to a third party, other than a disclosure required by law, such third party shall be required to maintain the confidentiality of the Confidential Information to the same extent as the Members.

9.24 **Consent to Jurisdiction; Venue; Service of Process**. The Parties agree that jurisdiction and venue in any suit, action or proceeding brought by any party pursuant to this Agreement shall properly and exclusively lie in any federal or state court located in Arizona. Each party also agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement in any other court (other than upon the appeal of any judgment, decision or action of any such court). By execution and delivery of this Agreement, each party irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such suit, action or proceeding. The parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that any such court is an improper or inconvenient forum for the resolution of such suit, action or proceeding. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or court rule.

[*Signature Page Follows*]

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IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first set forth above.

MANAGERS:

DocuSigned by:

4624224769C34E1...

Peter Johnson

DocuSigned by:
Derrick Mains
A6A227267BBF4F7...

Derrick Mains

DocuSigned by:
Alex Panelli
B7AF95725395487...

Alex Panelli

COMMON MEMBERS:

PHAT SCOOTERS INC.,
a Delaware corporation

DocuSigned by:

4624224769C34E1...

By: Peter Johnson, CEO

<u>Incentive Members</u>:

[No Incentive Members as of the date of this Agreement.]

50

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EXHIBIT A
to the
Operating Agreement
of
Riding Phat LLC

as of September 2, 2020

(Subject to amendment as provided in Section 6.07(A) and Section 7.09)

Manager

Peter Johnson

Derrick Mains

Alex Panelli

Members

	Units Authorized	Units Issued	Units Reserved	Capital Contributions	Preference Amount	Adjustment Amount	Profits Interest Yes/No	% of Units / Class	% Fully Diluted
Common Units	6,000,000								
Phat Scooters Inc.		5,000,000			$ 2,500,000	$ -	No	100.00%	100.00%
Subtotal		5,000,000	-	$ -	$ 2,500,000	$ -		100.00%	100.00%
Series Seed Units	3,000,000								
									0.00%
Subtotal		-	-	$ -	$ -	$ -		0.00%	0.00%
Incentive Units	1,648,936								
									0.00%
Subtotal		-	-	$ -	$ -	$ -		0.00%	0.00%
TOTAL		5,000,000	-	$ -	$ 2,500,000	$ -			100.00%
Notes									

A-1

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EXHIBIT B
to the
Operating Agreement
of
Riding Phat LLC

AGREEMENT OF SPOUSE

1.   **Consent of Spouse**. Each spouse executing this Exhibit B hereby acknowledges that he or she has received a copy of the Operating Agreement (the "Agreement") of Riding Phat LLC to which this Exhibit B is attached and consents to be bound by its terms and conditions. Should an event occur which requires that a Unit Holder offer or be deemed to have offered such Unit Holder's Units to the Company or its designee, then the rights and obligations of the offerees shall extend not only to the Units actually owned by the Unit Holder but also to the Units owned, legally or beneficially, by the Unit Holder's spouse and by the community of the Unit Holder and his or her spouse. Each spouse of a Unit Holder hereby irrevocably authorizes the Unit Holder to make any offers required to be made under this Agreement and to take any other action authorized or required by a Unit Holder under this Agreement.

2.   **Option to Purchase**.   In the event that the marriage of any Unit Holder is terminated by divorce, dissolution or legal separation, the spouse of any Unit Holder shall not be entitled to receive any of that Unit Holder's Units, under either a court decree or property settlement agreement. If, however, a court of competent jurisdiction should grant such Units, or any portion thereof, to a spouse of a Unit Holder pursuant to a decree of divorce, dissolution or legal separation, then such Unit Holder shall have an option to purchase such Units from his or her spouse. This option shall be exercised, if at all, within thirty (30) days after the date of entry of the decree of divorce, dissolution or legal separation. The purchase price shall be the lesser of the value set forth in the decree of divorce, dissolution or legal separation, whichever is applicable, or the Value Upon Hypothetical Dissolution, and shall be payable in accordance with the terms set forth in Section 7.04(C) of the Agreement. If the Unit Holder fails to exercise his or her option within that thirty (30) day period, the Company or its designee shall have the option, for a thirty (30) day period after receipt of written notice of such Unit Holder's failure to exercise his or her option, to purchase the spouse's Units for the purchase price, and under the terms and conditions, applicable to the Unit Holder hereunder.

IN WITNESS WHEREOF, the undersigned, _____, spouse of _____, a Unit Holder in the Company, hereby agrees to all of the terms and conditions set forth in the Agreement and in this Exhibit B thereto.

Date: _____   _____
                                 (Signature)

EXHIBIT C

TAX MATTERS

Unless otherwise indicated, all references to "Sections" in this Exhibit C shall refer to Sections of this Exhibit C, the Code (defined below) or the Regulations (defined below), as applicable. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Second Amended and Restated Operating Agreement of **Riding Phat LLC**, dated as of September 2, 2020, as amended (the "Agreement").

1.01 **Definitions**. The capitalized words and phrases used in this Exhibit C shall have the following meanings:

    (A) **Adjusted Agreed Value** means, with respect to Company Property, the Property's Initial Agreed Value with the adjustments required under this Agreement.

    (B) **Adjusted Capital Account Balance** means, with respect to any Unit Holder, the Unit Holder's Capital Account as of the end of the relevant Fiscal Year, after increasing the Capital Account by the amounts which the Unit Holder is obligated to restore under this Agreement or is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g) and (i)(5) (i.e., the Unit Holder's share of Minimum Gain and Member Minimum Gain).

    (C) **Adjusted Capital Account Deficit** means, with respect to any Unit Holder, the deficit balance, if any, in the Unit Holder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

        (1) the Capital Account shall be increased by the amounts which the Unit Holder is obligated to restore under this Agreement or is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g) and (i)(5) (i.e., the Unit Holder's share of Minimum Gain and Member Minimum Gain); and

        (2) the Capital Account shall be decreased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4),(5) and (6).

This definition of Adjusted Capital Account Deficit is intended to comply with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with that Regulation.

    (D) **Capital Account** means, with respect to each Unit Holder, the capital account maintained in the Company's books and records in the following manner:

        (1) Each Unit Holder's Capital Account shall be credited by

            (a) the amount of money contributed by the Unit Holder to the Company;

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(b)   the fair market value of the Company Property contributed by the Unit Holder to the Company (net of liabilities secured by such Property that the Company is considered to assume or take subject to under Section 752 of the Code);

(c)   the amount of Profits or items of income and gain allocated to the Unit Holder pursuant to Section 1.02, 1.03, or 1.05, but not items of income and gain allocated to the Unit Holder pursuant to Section 1.04; and

(d)   the amount of Company liabilities that are assumed by the Unit Holder under Regulation Section 1.704-1(b)(2)(iv)(c).

(2)   Each Unit Holder's Capital Account shall be debited by

(a)   the amount of money distributed to the Unit Holder;

(b)   the fair market value of any Property distributed to the Unit Holder (net of liabilities secured by such Property that the Unit Holder is considered to assume or take subject to under Section 752 of the Code);

(c)   the amount of Losses and items of deduction and loss allocated to the Unit Holder pursuant to Section 1.02, 1.03, or 1.05, but not items of deduction and loss allocated to the Unit Holder pursuant to Section 1.04; and

(d)   the amount of the Unit Holder's liabilities that are assumed by the Company under Regulation Section 1.704-1(b)(2)(iv)(c).

(3)   If Company Property is distributed to a Unit Holder, the Capital Accounts of all Unit Holders shall be adjusted in the same manner as if the distributed Property were sold in a taxable transaction for an amount equal to the gross fair market value of such Property on the date of distribution (taking into account Section 7701(g) of the Code) and the Profit or Loss from such disposition were allocated among the Unit Holders pursuant to this Agreement.

(4)   If money or other Property (other than a de minimis amount) is

(a)   contributed to the Company by a new or existing Unit Holder in exchange for Units;

(b)   distributed by the Company to a Unit Holder as consideration for Units in the Company, or

(c)   Units are granted to a new or existing Unit Holder in exchange for services rendered to the Company,

then, if the Board of Management deems such an adjustment necessary to reflect the economic interests of the Unit Holders (or in the case of an event described in subsection (c) above, to the extent necessary to qualify the Unit as a Profits Interest as defined in Revenue Procedure 93-27), the Adjusted Agreed Value of the Company's Property shall be adjusted to equal its gross fair market value on such date (taking into account Section 7701(g) of the Code) and the Capital Accounts of all Unit Holders shall be adjusted in the same manner as if all the Company's Property had been sold in a taxable transaction for such amount on such date and the Profits or Losses allocated to the Unit Holders pursuant to this Agreement.

(**5**) To the extent that Regulation Section 1.704-1(b)(2)(iv)(m) requires an adjustment to the tax basis of any Company Property pursuant to Code Section 734(b) or Code Section 743(b) to be taken into account in determining Capital Accounts, the Adjusted Agreed Value of the Company's Property and the Capital Accounts of the Unit Holders shall be adjusted in the manner required under that Section of the Regulations.

(**6**) The transferee of any Units transferred pursuant to this Agreement shall succeed to the Capital Account of the transferor that is attributable to the transferred Units. The parties intend that the Capital Accounts of all Unit Holders be maintained in accordance with Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted in a manner consistent with that Section of the Regulations.

(**E**) **Code** means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(**F**) **Company Minimum Gain** has the meaning set forth in Regulation Section 1.704-2(b)(2) for "partnership minimum gain".

(**G**) **Initial Agreed Value** means, with respect to Property contributed to the Company, the Property's fair market value upon contribution (as determined by mutual agreement of the contributing Unit Holder and the Company) and, with respect to all other Property, the Property's adjusted basis for federal income tax purposes at the time it is acquired.

(**H**) **Member Nonrecourse Debt** has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations for "partner nonrecourse debt".

(**I**) **Member Nonrecourse Debt Minimum Gain** has the meaning set forth in Regulation Section 1.704-2(i) for "partner nonrecourse debt minimum gain".

(**J**) **Member Nonrecourse Deductions** has the meaning set forth in Regulation Section 1.704-2(i) for "partner nonrecourse deductions".

(**K**) **Nonrecourse Deductions** has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions shall be determined according to the provisions of Regulation Section 1.704-2(c).

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(L) **Nonrecourse Liability** has the meaning set forth in Regulation Section 1.704-2(b)(3).

(M) **Profits and Losses** means, for each Fiscal Year or other period for which Profits and Losses must be computed, the Company's taxable income or loss determined in accordance with Code Section 703(a), adjusted as follows:

(1) taxable income or loss shall include all items of income, gain, loss, or deduction which Code Section 703(a)(1) requires to be stated separately;

(2) Profits or Losses shall include any tax-exempt income of the Company not otherwise taken into account in computing Profits or Losses;

(3) Profits or Losses shall include Company expenditures which are described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and which are not otherwise taken into account in computing Profits or Losses;

(4) gain or loss resulting from any taxable disposition of Company Property shall be computed by reference to the Property's Adjusted Agreed Value, rather than by reference to the Property's adjusted basis for federal income tax purposes;

(5) in computing Profits and Losses, if the Adjusted Agreed Value of Company Property differs from the Property's adjusted basis for federal income tax purposes, then the amount of depreciation, depletion, or amortization for a period with respect to the Property shall be the amount that bears the same relationship to the Adjusted Agreed Value of such Property as the depreciation (or cost recovery deduction), depletion, or amortization computed for tax purposes with respect to such Property for such period bears to the adjusted tax basis of such Property or, if the Property has a zero basis for tax purposes, the amount determined under any reasonable method selected by the Board of Management;

(6) Profits and Losses shall not include any items which are specially allocated pursuant to Section 1.04 or 1.05 hereof.

(N) **Partnership Representative** means the Person appointed pursuant to this Agreement to serve as the "partnership representative" (as defined in Code Section 6223) for the Company.

(O) **Treasury Regulations** or **Regulations** means the income tax regulations, including any temporary regulations, promulgated pursuant to the Code as such regulations may be amended or superseded from time to time.

1.02 **General Allocations of Profits and Losses**. After making any special allocations contained in Section 1.05, Profits and Losses for any Fiscal Year shall be allocated in a manner that causes the Adjusted Capital Account Balances of each Member to equal the amount that would be distributed to such Member (i) pursuant to Section 5.02 of the

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Agreement and (ii) to such Member pursuant to Section 5.03 of the Agreement if all the Company's assets were sold for their respective Adjusted Agreed Values (with payments to any holder of a nonrecourse debt being limited to the Adjusted Agreed Value of the assets securing repayment of such debt), and the proceeds of such hypothetical sale (net of debt repayments) were applied and distributed in accordance with Section 5.02 and Section 5.03 of the Agreement.

(A) **Special Loss Allocation**. If the company incurs Losses at any time when the Members' Adjusted Capital Account Balances have been reduced to or below zero, such Losses shall be allocated among the Unit Holders in the ratio of the number of Units held by each.

(B) **Special Profits Allocation**. If the Company incurs Profits at any time when the Members' Adjusted Capital Account Balances are less than zero and the hypothetical liquidation described in this Section 1.02 would not result in any distributions to the Members, Profits shall be allocated to the Members in proportion to their negative Adjusted Capital Account Balances, until such negative balances have been eliminated.

1.03 **Loss Limitations**.

(A) No Losses shall be allocated to any Unit Holder pursuant to Section 1.02 if the allocation would create or increase an Adjusted Capital Account Deficit for that Unit Holder. All Losses subject to the limitation set forth in this Section 1.03(A) shall be allocated among the remaining Unit Holders in the ratio of the number of Units held by each. If all Unit Holders are subject to the limitation of this Section 1.03(A), Losses shall be allocated among the Unit Holders in the ratio of the number of Units held by each or in such other ratio that is in accordance with the Unit Holders' interests in the Company, as determined by the Board of Management. Any other provision of this Agreement to the contrary notwithstanding, if any Losses are allocated pursuant to this Section 1.03(A), those Losses shall be recovered, on a *pari passu* basis, from the next available Profits of the Company.

1.04 **Section 704(c) Allocations**.

(A) **Contributed Property**. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall be allocated among the Unit Holders, solely for tax purposes, so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution).

(B) **Adjustments to Agreed Value**. If the Adjusted Agreed Value of any Company Property is adjusted as provided in Section 1.01(D)(4), subsequent allocations of income, gain, loss, and deduction with respect to the Property shall, solely for tax purposes, take account of any variation between the adjusted basis of the Property for federal income tax purposes and its Adjusted Agreed Value in the manner as provided under Code Section 704(c) and the Regulations thereunder.

1.05   **Regulatory Allocations**. The following allocations shall be made in the following order:

(A)   **Company Minimum Gain Chargeback**. Except as set forth in Regulation Section 1.704-2(f)(2), (3), (4), and (5), if, during any Fiscal Year, there is a net decrease in Company Minimum Gain, each Unit Holder, prior to any other allocation pursuant to this Exhibit C, shall be specially allocated items of gross income and gain for such Fiscal Year (and, if necessary, succeeding Fiscal Years) in an amount equal to that Unit Holder's share of the net decrease of Company Minimum Gain, computed in accordance with Regulation Section 1.704-2(g)(2). Allocations of gross income and gain pursuant to this Section 1.05(A) shall be made first from gain recognized from the disposition of Company Property subject to Nonrecourse Liabilities to the extent of the Minimum Gain attributable to that Property, and thereafter, from a *pro rata* portion of the Company's other items of income and gain for the Fiscal Year. It is the intent of the parties hereto that any allocation pursuant to this Section 1.05(A) shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

(B)   **Member Nonrecourse Debt Minimum Gain Chargeback**. Except as set forth in Regulation Section 1.704-2(i)(4), if, during any Fiscal Year, there is a net decrease in Member Nonrecourse Debt Minimum Gain, each Unit Holder with a share of that Member Nonrecourse Debt Minimum Gain (determined under Regulation Section 1.704-2(i)(5)) as of the beginning of the Fiscal Year, shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, succeeding Fiscal Years) in an amount equal to that Unit Holder's share of the net decrease in Member Nonrecourse Debt Minimum Gain, computed in accordance with Regulation Section 1.704-2(i)(4). Allocations of gross income and gain pursuant to this Section 1.05(B) shall be made first from gain recognized from the disposition of Company Property subject to Member Nonrecourse Debt to the extent of the Member Minimum Gain attributable to that Property, and thereafter, from a *pro rata* portion of the Company's other items of income and gain for the Fiscal Year. It is the intent of the parties hereto that any allocation pursuant to this Section 1.05(B) shall constitute a "partner nonrecourse debt minimum gain chargeback" under Regulation Section 1.704-2(i)(4).

(C)   **Qualified Income Offset**. If a Unit Holder unexpectedly receives an adjustment, allocation, or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4),(5), or (6), then, to the extent required under Regulations Section 1.704-1(b)(2)(d), such Unit Holder shall be allocated items of income and gain of the Company (consisting of a *pro rata* portion of each item of Company income, including gross income and gain for that Fiscal Year) before any other allocation is made of Company items for that Fiscal Year, in the amount and in proportions required to eliminate the Unit Holder's Adjusted Capital Account Deficit as quickly as possible. This Section 1.05(C) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

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      (D)   **Member Nonrecourse Deductions**. Any Member Nonrecourse Deduction for any Fiscal Year or other period attributable to a Member Nonrecourse Debt shall be allocated to the Unit Holder who bears the risk of loss for the Member Nonrecourse Debt in accordance with Regulation Section 1.704-2(i).

      (E)   **Nonrecourse Deductions**. Nonrecourse Deductions for a Fiscal Year or other period shall be allocated among the Unit Holders in the ratio that they share Profits and Losses for that period.

      (F)   **Regulatory Allocations**. The allocations included in Section 1.05 are included to comply with the Regulations under Section 704(b) of the Code. In allocating other items of income, gain, loss and deduction, the allocations included in Section 1.05 shall be taken into account so that to the maximum extent possible the net amount of income, gain, loss and deduction allocated to each Unit Holder will be equal to the amount that would have been allocated to each Unit Holder if the allocations contained in Section 1.05 had not been made.

1.06   **Varying Interests; Allocations in Respect to Changes in Units**. Profits, Losses, and other items shall be calculated on a monthly, daily, or other basis permitted under Code Section 706 and the Regulations. If any Units are issued, cancelled, sold, assigned, or transferred during any Fiscal Year in compliance with the provisions of this Agreement, Profits, Losses, each item thereof, and all other items attributable to such Units for such Fiscal Year shall be divided and allocated among the Unit Holders during such Fiscal Year by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board of Management.

1.07   **Partnership Representative**. The Members hereby agree that: (i) Phat Scooters Inc. will be designated the initial "partnership representative" within the meaning of Section 6223(a) of the Code (the "Partnership Representative") and the Board of Managers shall be authorized to take any actions necessary under Treasury Regulations or other guidance to cause such person to be designated as such; (ii) if an entity is designated as Partnership Representative, the Board of Managers shall simultaneously designate an individual who will act for the entity Partnership Representative; (iii) the Partnership Representative may be removed and replaced at any time by the Board of Managers; (iv) the Company and each Member agree that they shall be bound by the actions taken by the Partnership Representative, as described in Section 6223(b) of the Code; (v) the Members hereby consent to the election set forth in Section 6226(a) of the Code or to the election set forth in Section 6225(c) of the Code, and agree to take any action, and furnish the Partnership Representative with any information necessary, to give effect to any such election if the Board of Managers decides to make such election; (vi) any imputed underpayment imposed on the Company pursuant to Section 6232 of the Code (and any related interest, penalties or other additions to tax) that the Board of Managers reasonably determines is attributable to one or more Members (including any former Member) shall be, in the Board of Managers' sole discretion, either (A) treated as an amount withheld pursuant to the provisions of paragraph 5.05 or (B) promptly paid by such Members to the Company (pro rata in proportion to their respective shares of such underpayment) within 15 days following the Board of Manager's request for payment, which request for payment, for the avoidance of doubt, will be made only after the Company has received a notice of final partnership adjustment pursuant to Section 6231 of the Code (and any failure to pay such amount shall result in a subsequent reduction in distributions otherwise payable to such Member plus interest on such amount calculated at the Prime Rate plus 4%) and/or shall constitute a "Default" subject to the terms of Article 9.15); provided, that in making the determination of which Member (including former Members) any such imputed underpayment is attributable to, the Board of Managers will allocate any imputed underpayment imposed on the Company (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax-exempt status; and (v) the Partnership Representative will be considered a "Covered Person" and the provisions of Section 6.09 shall apply to the Partnership Representative. The Partnership Representative shall be authorized to take any of the foregoing actions (or any similar actions), to the extent necessary to allow the Company to comply with the partnership audit provisions of the Bipartisan Budget Act of 2015. Regarding the potential obligation of a former Member under this paragraph, the following shall apply: (i) each Member agrees that notwithstanding any other provision in this Agreement if it is no longer a Member it shall nevertheless be obligated for any responsibilities under this paragraph as if it were a Member at the time of demand hereunder; and (ii) the Board of Managers will not be required to consent to the transfer of interest of any Member unless the transferee receiving such interest agrees that in the event the transferor of such interest does not fulfill its obligation under the preceding clause (i) within 20 Business Days following written demand by the Board of Managers, such transferee shall be jointly and severally liable with such transferor for such obligation and the Board of Managers may thereafter treat the transferee as the relevant Member for purposes of this Subsection. The Partnership Representative will provide prompt written notification to each Member in the event of any audit of the Company by the United States Internal Revenue Service and provide all information reasonably requested by any Member regarding such audit and associated proceedings. The provisions of this Section 1.07 will not apply to any Taxable Year of the Company for which the Company has made a valid election out of Subchapter C of Chapter 63 of the Code pursuant to Section 6221 of the Code.

1.08 **Tax Credits**. Pursuant to Regulation Section 1.704-1(b)(4)(ii), Company expenditures that give rise to tax credits, and the tax credits associated with such Company expenditures, shall be allocated among the Interest Holders in the same manner as the loss or deduction arising from the expenditure that gave rise to the credit were allocated pursuant to this Exhibit C.

1.09 **Compliance With Proposed Regulations**. The Internal Revenue Service (the "Service") has issued proposed regulations Section 1.83(l) providing that subject to such additional conditions, rules, and procedures that the Service may prescribe, a partnership and all of its partners may elect a safe harbor under which the fair market value of a partnership interest that is transferred in connection with the performance of services will be treated as being equal to the liquidation value of that interest (the "Safe Harbor"). Such proposed regulations will become effective on the date final regulations are published in the federal register. The Members hereby agree that as of the date such regulations become effective

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(i) the Board of Management is hereby authorized and directed on behalf of the Company to elect the Safe Harbor and take such actions, including amendments to this Agreement, to comply with the requirements of the Safe Harbor as such may be contained in final regulation; and (ii) the Company and each of its Members (including any person to whom Units are transferred in connection with the performance of services) hereby agrees to comply with all requirements of the Safe Harbor with respect to all Units transferred in connection with the performance of services while the election remains effective.

1.10 **Miscellaneous**.

    (A) **Returns and Other Elections**. The Board of Management shall cause the preparation and timely filing of all tax returns required pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. All elections permitted to be made by the Company under federal or state laws shall be made by the Board of Management in its sole discretion.

    (B) **Information**. Within seventy-five (75) days after the end of each Fiscal Year, or such later time as the Board of Management shall select, the Board of Management shall cause to be sent to each Person who was a Unit Holder at any time during that Fiscal Year, the tax information concerning the Company which is necessary for preparing the Unit Holder's income tax returns for the Fiscal Year. Within fifteen (15) days after the end of each quarter of each Fiscal Year, or such later time as the Board of Management shall select, the Board of Management shall cause to be sent to each Person who was a Unit Holder at any time during that quarter of the Fiscal Year, the tax information concerning the Company which is necessary for preparing the Unit Holder's quarterly estimated income tax returns for that quarter of that Fiscal Year.

    (C) **Knowledge**. Each Unit Holder acknowledges that such Unit Holder understands the economic and income tax consequences of the allocations under this Agreement and agrees to be bound by the provisions of this Exhibit C in reporting such Unit Holder's taxable income and loss from the Company.

    (D) **Amendment**. Notwithstanding any other provisions in this Agreement to the contrary, the Board of Management may amend this Exhibit C to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no such amendment shall materially affect the distributions to a Unit Holder without the Unit Holder's prior written consent.

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